RECD S.E.C.

DEC 3 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

03039795

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

FINANCIAL ASSET SECURITIES CORP.
(Exact Name of Registrant as Specified in Charter

0001003197
(registrant CIK Number)

Form 8-K for December 3, 2003
(Electronic report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-99463
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
DEC 04 2003
THOMSON FINANCIAL

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwich, State of Connecticut, on December 2, 2003.

FINANCIAL ASSET SECURITIES CORP.

By: ______________________
Name: Rosa J Hyun
Title: Vice President

Exhibit Index

NY1 5475122v2

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE MARKETING MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

MARKETING MATERIALS
PREPARED BY GREENWICH CAPITAL MARKETS, INC.

for

FINANCIAL ASSET SECURITIES CORP.

C-BASS Mortgage Loan Asset-Backed Certificates, Series 2003-CB6

C-BASS℠
CREDIT-BASED ASSET SERVICING AND SECURITIZATION LLC

$415,746,000 (Approximate)

C-BASS Mortgage Loan Asset-Backed Certificates, Series 2003-CB6

Financial Asset Securities Corp.
Depositor

Credit-Based Asset Servicing and Securitization LLC
Seller

Litton Loan Servicing LP
Servicer

RBS Greenwich Capital
Lead Underwriter

Residential Funding Corporation **Blaylock Partners, L.P.**
Co-Underwriters

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

C Bass 2003-CB6 - Breakeven Class M4 WAMCO

Balance	$5,447,000.00	Delay	0
Coupon	3.72	Dated	12/4/2003
Settle	12/4/2003	First Payment	12/25/2003

WAL	20.32
Mod Durn	10.249
Principal Writedown	472.28 (0.01%)
Total Collat Loss (Collat Maturity)	**29,252,173.80 (6.71%)**
Total Collat Liquidation (Collat Maturity)	72,048,046.52 (16.53%)
Shock(bps)	200bp
LIBOR_1MO	Forward
LIBOR_6MO	Forward
LIBOR_1YR	Forward
CMT_1YR	Forward
Prepay Fixed	15 CPR
Prepay ARMs	100 *WAMCO_ARM_PREPAY
Default	7.03 CDR
Loss Severity	40%
Servicer Advances	100%
Liquidation Lag	12
Delinq	Fail
Optional Redemption	Call (N)

WAMCO ARM PREPAY FLT- 28C FOR 4MOS
35C FOR 12MOS
65C FOR 12MOS
40C FOR LIFE........

RBS Greenwich Capital

C Bass 2003-CB6 - Breakeven Class M4 WAMCO

Balance	$5,447,000.00	Delay	0
Coupon	3.72	Dated	12/4/2003
Settle	12/4/2003	First Payment	12/25/2003

WAL	15.70
Mod Durn	9.822
Principal Writedown	978.90 (0.02%)
Total Collat Loss (Collat Maturity)	**44,425,461.62 (10.19%)**
Total Collat Liquidation (Collat Maturity)	109,201,513.33 (25.06%)
Shock(bps)	200bp
LIBOR_1MO	1.12
LIBOR_6MO	1.219
LIBOR_1YR	1.46375
CMT_1YR	1.33
Prepay Fixed	15 CPR
Prepay ARMs	100 *WAMCO_ARM_PREPAY
Default	9.474 CDR
Loss Severity	40%
Servicer Advances	100%
Liquidation Lag	12
Optional Redemption	Call (N)

WAMCO ARM PREPAY FLT- 28C FOR 4MOS
35C FOR 12MOS
65C FOR 12MOS
40C FOR LIFE........

RBS Greenwich Capital

C Bass 2003-CB6 - AFC WAMCO

Spiked Indices 200bp
15 CPR / 100 *WAMCO_ARM_PREPAY / 15 CPR / 100 *WAMCO_ARM_PREPAY / 15 CPR
9.474 CDR, 40% Sev, Adv 100%, 12 Lag
LIBOR_1MO=1.12 LIBOR_6MO=1.219 LIBOR_1YR=1.46375 CMT_1YR=1.33

Period	*Date*	*AFC*
Total		
0	4-Dec-03	0
1	25-Dec-03	6.85
2	25-Jan-04	6.87
3	25-Feb-04	6.88
4	25-Mar-04	6.88
5	25-Apr-04	6.88
6	25-May-04	6.88
7	25-Jun-04	6.88
8	25-Jul-04	6.88
9	25-Aug-04	6.88
10	25-Sep-04	6.88
11	25-Oct-04	6.88
12	25-Nov-04	6.88
13	25-Dec-04	6.88
14	25-Jan-05	6.88
15	25-Feb-05	6.89
16	25-Mar-05	6.89
17	25-Apr-05	6.9
18	25-May-05	6.9
19	25-Jun-05	6.9
20	25-Jul-05	7.25
21	25-Aug-05	7.44
22	25-Sep-05	7.43
23	25-Oct-05	7.42
24	25-Nov-05	7.4
25	25-Dec-05	7.39
26	25-Jan-06	7.38
27	25-Feb-06	7.37
28	25-Mar-06	7.36
29	25-Apr-06	7.34
30	25-May-06	7.37
31	25-Jun-06	7.36
32	25-Jul-06	7.36
33	25-Aug-06	7.35
34	25-Sep-06	7.34
35	25-Oct-06	7.34
36	25-Nov-06	7.33
37	25-Dec-06	7.32
38	25-Jan-07	7.32
39	25-Feb-07	7.31
40	25-Mar-07	7.3
41	25-Apr-07	7.28
42	25-May-07	7.27
43	25-Jun-07	7.25
44	25-Jul-07	7.23
45	25-Aug-07	7.22
46	25-Sep-07	7.2

RBS Greenwich Capital

C Bass 2003-CB6 - AFC WAMCO

Spiked Indices 200bp
15 CPR / 100 *WAMCO_ARM_PREPAY / 15 CPR / 100 *WAMCO_ARM_PREPAY / 15 CPR
9.474 CDR, 40% Sev, Adv 100%, 12 Lag
LIBOR_1MO=1.12 LIBOR_6MO=1.219 LIBOR_1YR=1.46375 CMT_1YR=1.33

Period	*Date*	*AFC*
Total		
47	25-Oct-07	7.19
48	25-Nov-07	7.17
49	25-Dec-07	7.15
50	25-Jan-08	7.14
51	25-Feb-08	7.12
52	25-Mar-08	7.11
53	25-Apr-08	7.09
54	25-May-08	7.08
55	25-Jun-08	7.06
56	25-Jul-08	7.05
57	25-Aug-08	7.04
58	25-Sep-08	7.02
59	25-Oct-08	7.01
60	25-Nov-08	7
61	25-Dec-08	6.99
62	25-Jan-09	6.98
63	25-Feb-09	6.98
64	25-Mar-09	6.97
65	25-Apr-09	6.97
66	25-May-09	6.96
67	25-Jun-09	6.96
68	25-Jul-09	6.96
69	25-Aug-09	6.95
70	25-Sep-09	6.95
71	25-Oct-09	6.94
72	25-Nov-09	6.94
73	25-Dec-09	6.94
74	25-Jan-10	6.93
75	25-Feb-10	6.93
76	25-Mar-10	6.93
77	25-Apr-10	6.92
78	25-May-10	6.92
79	25-Jun-10	6.92
80	25-Jul-10	6.91
81	25-Aug-10	6.91
82	25-Sep-10	6.91
83	25-Oct-10	6.9
84	25-Nov-10	6.9
85	25-Dec-10	6.9
86	25-Jan-11	6.9
87	25-Feb-11	6.89
88	25-Mar-11	6.89
89	25-Apr-11	6.89
90	25-May-11	6.89
91	25-Jun-11	6.88
92	25-Jul-11	6.88
93	25-Aug-11	6.88

RBS Greenwich Capital

C Bass 2003-CB6 - AFC WAMCO

Spiked Indices 200bp
15 CPR / 100 *WAMCO_ARM_PREPAY / 15 CPR / 100 *WAMCO_ARM_PREPAY / 15 CPR
9.474 CDR, 40% Sev, Adv 100%, 12 Lag
LIBOR_1MO=1.12 LIBOR_6MO=1.219 LIBOR_1YR=1.46375 CMT_1YR=1.33

Period	*Date*	*AFC*
Total		
94	25-Sep-11	6.88
95	25-Oct-11	6.87
96	25-Nov-11	6.87
97	25-Dec-11	6.86
98	25-Jan-12	6.86
99	25-Feb-12	6.86
100	25-Mar-12	6.86
101	25-Apr-12	6.85
102	25-May-12	6.85
103	25-Jun-12	6.85
104	25-Jul-12	6.85
105	25-Aug-12	6.85
106	25-Sep-12	6.84
107	25-Oct-12	6.84
108	25-Nov-12	6.84
109	25-Dec-12	6.84
110	25-Jan-13	6.84
111	25-Feb-13	6.84
112	25-Mar-13	6.83
113	25-Apr-13	6.83
114	25-May-13	6.83
115	25-Jun-13	6.81
116	25-Jul-13	6.8
117	25-Aug-13	6.8
118	25-Sep-13	6.8
119	25-Oct-13	6.8
120	25-Nov-13	6.8
121	25-Dec-13	6.8
122	25-Jan-14	6.8
123	25-Feb-14	6.79
124	25-Mar-14	6.79
125	25-Apr-14	6.79
126	25-May-14	6.79
127	25-Jun-14	6.79
128	25-Jul-14	6.79
129	25-Aug-14	6.78
130	25-Sep-14	6.78
131	25-Oct-14	6.78
132	25-Nov-14	6.77
133	25-Dec-14	6.77
134	25-Jan-15	6.77
135	25-Feb-15	6.77
136	25-Mar-15	6.77
137	25-Apr-15	6.77
138	25-May-15	6.77
139	25-Jun-15	6.77
140	25-Jul-15	6.76

RBS Greenwich Capital

C Bass 2003-CB6 - AFC WAMCO

Spiked Indices 200bp
15 CPR / 100 *WAMCO_ARM_PREPAY / 15 CPR / 100 *WAMCO_ARM_PREPAY / 15 CPR
9.474 CDR, 40% Sev, Adv 100%, 12 Lag
LIBOR_1MO=1.12 LIBOR_6MO=1.219 LIBOR_1YR=1.46375 CMT_1YR=1.33

Period	*Date*	*AFC*
Total		
141	25-Aug-15	6.76
142	25-Sep-15	6.76
143	25-Oct-15	6.76
144	25-Nov-15	6.76
145	25-Dec-15	6.76
146	25-Jan-16	6.76
147	25-Feb-16	6.76
148	25-Mar-16	6.76
149	25-Apr-16	6.75
150	25-May-16	6.75
151	25-Jun-16	6.75
152	25-Jul-16	6.75
153	25-Aug-16	6.75
154	25-Sep-16	6.75
155	25-Oct-16	6.75
156	25-Nov-16	6.75
157	25-Dec-16	6.75
158	25-Jan-17	6.75
159	25-Feb-17	6.74
160	25-Mar-17	6.74
161	25-Apr-17	6.74
162	25-May-17	6.74
163	25-Jun-17	6.74
164	25-Jul-17	6.74
165	25-Aug-17	6.74
166	25-Sep-17	6.74
167	25-Oct-17	6.74
168	25-Nov-17	6.73
169	25-Dec-17	6.73
170	25-Jan-18	6.73
171	25-Feb-18	6.73
172	25-Mar-18	6.73
173	25-Apr-18	6.73
174	25-May-18	6.72
175	25-Jun-18	6.72
176	25-Jul-18	6.72
177	25-Aug-18	6.71
178	25-Sep-18	6.7
179	25-Oct-18	6.69
180	25-Nov-18	6.69
181	25-Dec-18	6.69
182	25-Jan-19	6.69
183	25-Feb-19	6.69
184	25-Mar-19	6.69
185	25-Apr-19	6.69
186	25-May-19	6.68
187	25-Jun-19	6.68

RBS Greenwich Capital

C Bass 2003-CB6 - AFC WAMCO

Spiked Indices 200bp
15 CPR / 100 *WAMCO_ARM_PREPAY / 15 CPR / 100 *WAMCO_ARM_PREPAY / 15 CPR
9.474 CDR, 40% Sev, Adv 100%, 12 Lag
LIBOR_1MO=1.12 LIBOR_6MO=1.219 LIBOR_1YR=1.46375 CMT_1YR=1.33

Period	*Date*	*AFC*
Total		
188	25-Jul-19	6.68
189	25-Aug-19	6.68
190	25-Sep-19	6.68
191	25-Oct-19	6.68
192	25-Nov-19	6.68
193	25-Dec-19	6.68
194	25-Jan-20	6.68
195	25-Feb-20	6.68
196	25-Mar-20	6.68
197	25-Apr-20	6.68
198	25-May-20	6.67
199	25-Jun-20	6.67
200	25-Jul-20	6.67
201	25-Aug-20	6.67
202	25-Sep-20	6.67
203	25-Oct-20	6.67
204	25-Nov-20	6.67
205	25-Dec-20	6.67
206	25-Jan-21	6.67
207	25-Feb-21	6.67
208	25-Mar-21	6.67
209	25-Apr-21	6.67
210	25-May-21	6.67
211	25-Jun-21	6.66
212	25-Jul-21	6.66
213	25-Aug-21	6.66
214	25-Sep-21	6.66
215	25-Oct-21	6.66
216	25-Nov-21	6.66
217	25-Dec-21	6.66
218	25-Jan-22	6.66
219	25-Feb-22	6.66
220	25-Mar-22	6.66
221	25-Apr-22	6.66
222	25-May-22	6.66
223	25-Jun-22	6.65
224	25-Jul-22	6.65
225	25-Aug-22	6.65
226	25-Sep-22	6.65
227	25-Oct-22	6.65
228	25-Nov-22	6.65
229	25-Dec-22	6.65
230	25-Jan-23	6.65
231	25-Feb-23	6.65
232	25-Mar-23	6.65
233	25-Apr-23	6.64
234	25-May-23	6.64

RBS Greenwich Capital

C Bass 2003-CB6 - AFC WAMCO

Spiked Indices 200bp
15 CPR / 100 *WAMCO_ARM_PREPAY / 15 CPR / 100 *WAMCO_ARM_PREPAY / 15 CPR
9.474 CDR, 40% Sev, Adv 100%, 12 Lag
LIBOR_1MO=1.12 LIBOR_6MO=1.219 LIBOR_1YR=1.46375 CMT_1YR=1.33

Period	*Date*	*AFC*
Total		
235	25-Jun-23	6.64
236	25-Jul-23	6.64
237	25-Aug-23	6.64
238	25-Sep-23	6.64
239	25-Oct-23	6.64
240	25-Nov-23	6.64
241	25-Dec-23	6.64
242	25-Jan-24	6.64
243	25-Feb-24	6.64
244	25-Mar-24	6.64
245	25-Apr-24	6.64
246	25-May-24	6.64
247	25-Jun-24	6.64
248	25-Jul-24	6.64
249	25-Aug-24	6.64
250	25-Sep-24	6.64
251	25-Oct-24	6.64
252	25-Nov-24	6.64
253	25-Dec-24	6.64
254	25-Jan-25	6.64
255	25-Feb-25	6.64
256	25-Mar-25	6.64
257	25-Apr-25	6.64
258	25-May-25	6.64
259	25-Jun-25	6.64
260	25-Jul-25	6.64
261	25-Aug-25	6.64
262	25-Sep-25	6.64
263	25-Oct-25	6.64
264	25-Nov-25	6.64
265	25-Dec-25	6.64
266	25-Jan-26	6.64
267	25-Feb-26	6.64
268	25-Mar-26	6.64
269	25-Apr-26	6.64
270	25-May-26	6.64
271	25-Jun-26	6.64
272	25-Jul-26	6.64
273	25-Aug-26	6.64
274	25-Sep-26	6.64
275	25-Oct-26	6.64
276	25-Nov-26	6.64
277	25-Dec-26	6.63
278	25-Jan-27	6.63
279	25-Feb-27	6.63
280	25-Mar-27	6.63
281	25-Apr-27	6.63

RBS Greenwich Capital

C Bass 2003-CB6 - AFC WAMCO

Spiked Indices 200bp
15 CPR / 100 *WAMCO_ARM_PREPAY / 15 CPR / 100 *WAMCO_ARM_PREPAY / 15 CPR
9.474 CDR, 40% Sev, Adv 100%, 12 Lag
LIBOR_1MO=1.12 LIBOR_6MO=1.219 LIBOR_1YR=1.46375 CMT_1YR=1.33

Period	*Date*	*AFC*
Total		
282	25-May-27	6.63
283	25-Jun-27	6.63
284	25-Jul-27	6.63
285	25-Aug-27	6.63
286	25-Sep-27	6.63
287	25-Oct-27	6.63
288	25-Nov-27	6.63
289	25-Dec-27	6.63
290	25-Jan-28	6.63
291	25-Feb-28	6.63
292	25-Mar-28	6.63
293	25-Apr-28	6.63
294	25-May-28	6.63
295	25-Jun-28	6.63
296	25-Jul-28	6.63
297	25-Aug-28	6.63
298	25-Sep-28	6.63
299	25-Oct-28	6.63
300	25-Nov-28	6.63
301	25-Dec-28	6.62
302	25-Jan-29	6.62
303	25-Feb-29	6.62
304	25-Mar-29	6.62
305	25-Apr-29	6.62
306	25-May-29	6.62
307	25-Jun-29	6.62
308	25-Jul-29	6.62
309	25-Aug-29	6.62
310	25-Sep-29	6.62
311	25-Oct-29	6.62
312	25-Nov-29	6.62
313	25-Dec-29	6.61
314	25-Jan-30	6.61
315	25-Feb-30	6.61
316	25-Mar-30	6.61
317	25-Apr-30	6.61
318	25-May-30	6.61
319	25-Jun-30	6.61
320	25-Jul-30	6.61
321	25-Aug-30	6.6
322	25-Sep-30	6.6
323	25-Oct-30	6.6
324	25-Nov-30	6.6
325	25-Dec-30	6.6
326	25-Jan-31	6.59
327	25-Feb-31	6.59
328	25-Mar-31	6.59

RBS Greenwich Capital

C Bass 2003-CB6 - AFC WAMCO

Spiked Indices 200bp
15 CPR / 100 *WAMCO_ARM_PREPAY / 15 CPR / 100 *WAMCO_ARM_PREPAY / 15 CPR
9.474 CDR, 40% Sev, Adv 100%, 12 Lag
LIBOR_1MO=1.12 LIBOR_6MO=1.219 LIBOR_1YR=1.46375 CMT_1YR=1.33

Period	*Date*	*AFC*
Total		
329	25-Apr-31	6.59
330	25-May-31	6.58
331	25-Jun-31	6.58
332	25-Jul-31	6.57
333	25-Aug-31	6.57
334	25-Sep-31	6.56
335	25-Oct-31	6.56
336	25-Nov-31	6.55
337	25-Dec-31	6.55
338	25-Jan-32	6.54
339	25-Feb-32	6.53
340	25-Mar-32	6.52
341	25-Apr-32	6.51
342	25-May-32	6.5
343	25-Jun-32	6.49
344	25-Jul-32	6.48
345	25-Aug-32	6.47
346	25-Sep-32	6.47
347	25-Oct-32	6.47
348	25-Nov-32	6.47
349	25-Dec-32	6.47
350	25-Jan-33	6.47
351	25-Feb-33	6.46
352	25-Mar-33	6.46
353	25-Apr-33	6.45
354	25-May-33	6.45
355	25-Jun-33	6.44
356	25-Jul-33	6.41
357	25-Aug-33	6.38
358	25-Sep-33	6.58

C-BASS[SM]

CREDIT-BASED ASSET SERVICING AND SECURITIZATION LLC

$415,746,000 (Approximate)

C-BASS Mortgage Loan
Asset-Backed Certificates, Series 2003-CB6

Financial Asset Securities Corp.
Depositor

Credit-Based Asset Servicing and Securitization LLC
Seller

Litton Loan Servicing LP
Servicer

RBS Greenwich Capital
Lead Underwriter

Residential Funding Corporation **Blaylock Partners, L.P.**
Co-Underwriters

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

C Bass 2003-CB6 - Breakeven Class M4 WAMCO

Balance	$5,447,000.00	Delay	0
Coupon	3.72	Dated	12/4/2003
Settle	12/4/2003	First Payment	12/25/2003

WAL	20.32
Mod Durn	10.249
Principal Writedown	472.28 (0.01%)
Total Collat Loss (Collat Maturity)	**29,252,173.80 (6.71%)**
Total Collat Liquidation (Collat Maturity)	72,048,046.52 (16.53%)
Shock(bps)	200bp
LIBOR_1MO	Forward
LIBOR_6MO	Forward
LIBOR_1YR	Forward
CMT_1YR	Forward
Prepay Fixed	15 CPR
Prepay ARMs	100 *WAMCO_ARM_PREPAY
Loss Severity	40%
Servicer Advances	100%
Liquidation Lag	12
Delinq	Fail
Optional Redemption	Call (N)

WAMCO ARM PREPAY	FLT- 28C FOR 4MOS
	35C FOR 12MOS
	65C FOR 12MOS
	40C FOR LIFE........

C-BASS[SM]
CREDIT-BASED ASSET SERVICING AND SECURITIZATION LLC

$415,746,000 (Approximate)

C-BASS Mortgage Loan
Asset-Backed Certificates, Series 2003-CB6

Financial Asset Securities Corp.
Depositor

Credit-Based Asset Servicing and Securitization LLC
Seller

Litton Loan Servicing LP
Servicer

RBS Greenwich Capital
Lead Underwriter

Residential Funding Corporation **Blaylock Partners, L.P.**
Co-Underwriters

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

C-Bass 2003-CB6 - Price/Yield - M5

Balance	$4,575,000.00	Delay	0
Coupon	4.37	Dated	12/4/2003
Settle	12/4/2003	First Payment	12/25/2003

Default	**13.253 CDR**	**10.807 CDR**	
	100-00	100-00	Price
100.000000	-0.010	-0.004	Yield
WAL	10.18	9.89	
Mod Durn	8.257	7.648	
Principal Writedown	3,562,592.95 (77.87%)	3,910,940.31 (85.49%)	
Total Collat Loss (Collat Maturity)	42,238,929.27 (9.69%)	36,292,172.83 (8.33%)	
Total Collat Liquidation (Collat Maturity)	138,886,421.21 (31.87%)	119,368,151.21 (27.39%)	
Shock(bps)		200bp	
LIBOR_1MO	Forward	Forward	
LIBOR_6MO	Forward	Forward	
LIBOR_1YR	Forward	Forward	
CMT_1YR	Forward	Forward	
Prepay (1F)	23 HEP	23 HEP	
Prepay (1A)	28 CPR	28 CPR	
Prepay (2F)	23 HEP	23 HEP	
Prepay (2A)	28 CPR	28 CPR	
Prepay (3F)	23 HEP	23 HEP	
Loss Severity	30%	30%	
Servicer Advances	100%	100%	
Liquidation Lag	12	12	
Delinq	Fail	Fail	
Optional Redemption	Call (N)	Call (N)	

C-BASS[SM]
CREDIT-BASED ASSET SERVICING AND SECURITIZATION LLC

$415,746,000 (Approximate)

C-BASS Mortgage Loan
Asset-Backed Certificates, Series 2003-CB6

Financial Asset Securities Corp.
Depositor

Credit-Based Asset Servicing and Securitization LLC
Seller

Litton Loan Servicing LP
Servicer

RBS Greenwich Capital
Lead Underwriter

Residential Funding Corporation **Blaylock Partners, L.P.**
Co-Underwriters

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

C Bass 2003-CB6 - Available Funds Cap Schedule WAMCO

Prepay Speeds: Fixed: 15 CPR
WAMCO ARM PREPAY FLT- 28C FOR 4MOS
35C FOR 12MOS
65C FOR 12MOS
40C FOR LIFE........

Period Total	Date	AFC Flat + 200	AFC Forward + 200
0	4-Dec-03		
1	25-Dec-03	6.850	6.850
2	25-Jan-04	6.870	6.870
3	25-Feb-04	6.880	6.880
4	25-Mar-04	6.880	6.880
5	25-Apr-04	6.880	6.880
6	25-May-04	6.880	6.880
7	25-Jun-04	6.880	6.880
8	25-Jul-04	6.880	6.890
9	25-Aug-04	6.880	6.890
10	25-Sep-04	6.880	6.890
11	25-Oct-04	6.880	6.890
12	25-Nov-04	6.880	6.890
13	25-Dec-04	6.880	6.900
14	25-Jan-05	6.880	6.900
15	25-Feb-05	6.890	6.920
16	25-Mar-05	6.890	6.920
17	25-Apr-05	6.890	6.930
18	25-May-05	6.890	6.930
19	25-Jun-05	6.900	6.930
20	25-Jul-05	7.240	7.360
21	25-Aug-05	7.420	7.550
22	25-Sep-05	7.410	7.540
23	25-Oct-05	7.390	7.530
24	25-Nov-05	7.380	7.510
25	25-Dec-05	7.360	7.490
26	25-Jan-06	7.350	7.770
27	25-Feb-06	7.340	7.870
28	25-Mar-06	7.330	7.850
29	25-Apr-06	7.310	7.820
30	25-May-06	7.340	7.840
31	25-Jun-06	7.330	7.830
32	25-Jul-06	7.330	8.040
33	25-Aug-06	7.320	8.140
34	25-Sep-06	7.320	8.120
35	25-Oct-06	7.310	8.110
36	25-Nov-06	7.300	8.110
37	25-Dec-06	7.300	8.090

RBS Greenwich Capital

C Bass 2003-CB6 - Available Funds Cap Schedule WAMCO

Prepay Speeds: Fixed: 15 CPR
WAMCO ARM PREPAY FLT- 28C FOR 4MOS
35C FOR 12MOS
65C FOR 12MOS
40C FOR LIFE........

Period Total	*Date*	*AFC* Flat + 200	*AFC* Forward + 200
38	25-Jan-07	7.290	8.130
39	25-Feb-07	7.270	8.100
40	25-Mar-07	7.240	8.040
41	25-Apr-07	7.230	7.990
42	25-May-07	7.220	7.980
43	25-Jun-07	7.210	7.950
44	25-Jul-07	7.200	7.960
45	25-Aug-07	7.190	7.950
46	25-Sep-07	7.180	7.920
47	25-Oct-07	7.170	7.900
48	25-Nov-07	7.160	7.880
49	25-Dec-07	7.150	7.850
50	25-Jan-08	7.140	7.850
51	25-Feb-08	7.130	7.840
52	25-Mar-08	7.120	7.810
53	25-Apr-08	7.110	7.780
54	25-May-08	7.110	7.760
55	25-Jun-08	7.100	7.730
56	25-Jul-08	7.090	7.720
57	25-Aug-08	7.080	7.690
58	25-Sep-08	7.070	7.670
59	25-Oct-08	7.070	7.640
60	25-Nov-08	7.060	7.620
61	25-Dec-08	7.050	7.590
62	25-Jan-09	7.040	7.580
63	25-Feb-09	7.030	7.570
64	25-Mar-09	7.030	7.540
65	25-Apr-09	7.020	7.520
66	25-May-09	7.010	7.500
67	25-Jun-09	7.000	7.480
68	25-Jul-09	7.000	7.470
69	25-Aug-09	6.990	7.460
70	25-Sep-09	6.990	7.430
71	25-Oct-09	6.980	7.410
72	25-Nov-09	6.970	7.400
73	25-Dec-09	6.970	7.380
74	25-Jan-10	6.960	7.370
75	25-Feb-10	6.960	7.350

RBS Greenwich Capital

C Bass 2003-CB6 - Available Funds Cap Schedule WAMCO

Prepay Speeds: Fixed: 15 CPR
WAMCO ARM PREPAY FLT- 28C FOR 4MOS
35C FOR 12MOS
65C FOR 12MOS
40C FOR LIFE........

Period Total	*Date*	*AFC* Flat + 200	*AFC* Forward + 200
76	25-Mar-10	6.950	7.330
77	25-Apr-10	6.940	7.310
78	25-May-10	6.940	7.290
79	25-Jun-10	6.930	7.280
80	25-Jul-10	6.930	7.260
81	25-Aug-10	6.920	7.240
82	25-Sep-10	6.920	7.230
83	25-Oct-10	6.910	7.210
84	25-Nov-10	6.910	7.200
85	25-Dec-10	6.900	7.180
86	25-Jan-11	6.900	7.170
87	25-Feb-11	6.890	7.150
88	25-Mar-11	6.890	7.140
89	25-Apr-11	6.890	7.130
90	25-May-11	6.890	7.120
91	25-Jun-11	6.880	7.120
92	25-Jul-11	6.880	7.110
93	25-Aug-11	6.880	7.100
94	25-Sep-11	6.880	7.100
95	25-Oct-11	6.870	7.090
96	25-Nov-11	6.870	7.070
97	25-Dec-11	6.860	7.070
98	25-Jan-12	6.860	7.060
99	25-Feb-12	6.860	7.060
100	25-Mar-12	6.860	7.050
101	25-Apr-12	6.850	7.040
102	25-May-12	6.850	7.030
103	25-Jun-12	6.850	7.030
104	25-Jul-12	6.850	7.020
105	25-Aug-12	6.850	7.020
106	25-Sep-12	6.850	7.010
107	25-Oct-12	6.840	7.010
108	25-Nov-12	6.840	7.000
109	25-Dec-12	6.840	6.990
110	25-Jan-13	6.840	6.990
111	25-Feb-13	6.840	6.990
112	25-Mar-13	6.830	6.980
113	25-Apr-13	6.830	6.980

RBS Greenwich Capital

C Bass 2003-CB6 - Available Funds Cap Schedule WAMCO

Prepay Speeds: Fixed: 15 CPR
WAMCO ARM PREPAY FLT- 28C FOR 4MOS
35C FOR 12MOS
65C FOR 12MOS
40C FOR LIFE........

Period Total	*Date*	*AFC* Flat + 200	*AFC* Forward + 200
114	25-May-13	6.830	6.970
115	25-Jun-13	6.810	6.940
116	25-Jul-13	6.800	6.940
117	25-Aug-13	6.800	6.940
118	25-Sep-13	6.800	6.930
119	25-Oct-13	6.800	6.930
120	25-Nov-13	6.800	6.920
121	25-Dec-13	6.800	6.920
122	25-Jan-14	6.800	6.910
123	25-Feb-14	6.790	6.910
124	25-Mar-14	6.790	6.900
125	25-Apr-14	6.790	6.900
126	25-May-14	6.790	6.890
127	25-Jun-14	6.790	6.890
128	25-Jul-14	6.790	6.890
129	25-Aug-14	6.780	6.880
130	25-Sep-14	6.780	6.870
131	25-Oct-14	6.780	6.870
132	25-Nov-14	6.780	6.860
133	25-Dec-14	6.770	6.860
134	25-Jan-15	6.770	6.860
135	25-Feb-15	6.770	6.850
136	25-Mar-15	6.770	6.850
137	25-Apr-15	6.770	6.850
138	25-May-15	6.770	6.840
139	25-Jun-15	6.770	6.840
140	25-Jul-15	6.760	6.840
141	25-Aug-15	6.760	6.830
142	25-Sep-15	6.760	6.830
143	25-Oct-15	6.760	6.830
144	25-Nov-15	6.760	6.830
145	25-Dec-15	6.760	6.820
146	25-Jan-16	6.760	6.820
147	25-Feb-16	6.760	6.820
148	25-Mar-16	6.760	6.820
149	25-Apr-16	6.750	6.810
150	25-May-16	6.750	6.810
151	25-Jun-16	6.750	6.810

RBS Greenwich Capital

C Bass 2003-CB6 - Available Funds Cap Schedule WAMCO

Prepay Speeds: Fixed: 15 CPR
WAMCO ARM PREPAY FLT- 28C FOR 4MOS
35C FOR 12MOS
65C FOR 12MOS
40C FOR LIFE........

Period Total	Date	AFC Flat + 200	AFC Forward + 200
152	25-Jul-16	6.750	6.810
153	25-Aug-16	6.750	6.800
154	25-Sep-16	6.750	6.800
155	25-Oct-16	6.750	6.800
156	25-Nov-16	6.750	6.800
157	25-Dec-16	6.750	6.790
158	25-Jan-17	6.750	6.790
159	25-Feb-17	6.740	6.790
160	25-Mar-17	6.740	6.790
161	25-Apr-17	6.740	6.790
162	25-May-17	6.740	6.780
163	25-Jun-17	6.740	6.780
164	25-Jul-17	6.740	6.780
165	25-Aug-17	6.740	6.780
166	25-Sep-17	6.740	6.770
167	25-Oct-17	6.740	6.770
168	25-Nov-17	6.730	6.770
169	25-Dec-17	6.730	6.770
170	25-Jan-18	6.730	6.770
171	25-Feb-18	6.730	6.760
172	25-Mar-18	6.730	6.760
173	25-Apr-18	6.730	6.760
174	25-May-18	6.720	6.760
175	25-Jun-18	6.720	6.750
176	25-Jul-18	6.720	6.750
177	25-Aug-18	6.710	6.740
178	25-Sep-18	6.710	6.730
179	25-Oct-18	6.700	6.730
180	25-Nov-18	6.700	6.720
181	25-Dec-18	6.700	6.720
182	25-Jan-19	6.700	6.720
183	25-Feb-19	6.690	6.720
184	25-Mar-19	6.690	6.720
185	25-Apr-19	6.690	6.720
186	25-May-19	6.690	6.720
187	25-Jun-19	6.690	6.720
188	25-Jul-19	6.690	6.710
189	25-Aug-19	6.690	6.710

RBS Greenwich Capital

C Bass 2003-CB6 - Available Funds Cap Schedule WAMCO

Prepay Speeds: Fixed: 15 CPR
WAMCO ARM PREPAY FLT- 28C FOR 4MOS
35C FOR 12MOS
65C FOR 12MOS
40C FOR LIFE........

Period Total	*Date*	*AFC* Flat + 200	*AFC* Forward + 200
190	25-Sep-19	6.690	6.710
191	25-Oct-19	6.690	6.710
192	25-Nov-19	6.690	6.710
193	25-Dec-19	6.690	6.710
194	25-Jan-20	6.690	6.710
195	25-Feb-20	6.690	6.710
196	25-Mar-20	6.690	6.710
197	25-Apr-20	6.690	6.710
198	25-May-20	6.690	6.710
199	25-Jun-20	6.690	6.710
200	25-Jul-20	6.690	6.710
201	25-Aug-20	6.690	6.710
202	25-Sep-20	6.690	6.710
203	25-Oct-20	6.690	6.710
204	25-Nov-20	6.690	6.710
205	25-Dec-20	6.690	6.710
206	25-Jan-21	6.690	6.710
207	25-Feb-21	6.690	6.710
208	25-Mar-21	6.690	6.710
209	25-Apr-21	6.690	6.710
210	25-May-21	6.690	6.710
211	25-Jun-21	6.690	6.710
212	25-Jul-21	6.690	6.710
213	25-Aug-21	6.690	6.710
214	25-Sep-21	6.690	6.710
215	25-Oct-21	6.690	6.710
216	25-Nov-21	6.690	6.710
217	25-Dec-21	6.690	6.710
218	25-Jan-22	6.690	6.710
219	25-Feb-22	6.690	6.700
220	25-Mar-22	6.690	6.700
221	25-Apr-22	6.690	6.700
222	25-May-22	6.690	6.700
223	25-Jun-22	6.690	6.700
224	25-Jul-22	6.690	6.700
225	25-Aug-22	6.690	6.700
226	25-Sep-22	6.690	6.700
227	25-Oct-22	6.690	6.700

RBS Greenwich Capital

C Bass 2003-CB6 - Available Funds Cap Schedule WAMCO

Prepay Speeds: Fixed: 15 CPR
WAMCO ARM PREPAY FLT- 28C FOR 4MOS
35C FOR 12MOS
65C FOR 12MOS
40C FOR LIFE........

Period Total	*Date*	*AFC* Flat + 200	*AFC* Forward + 200
228	25-Nov-22	6.690	6.700
229	25-Dec-22	6.690	6.700
230	25-Jan-23	6.690	6.700
231	25-Feb-23	6.690	6.700
232	25-Mar-23	6.690	6.700
233	25-Apr-23	6.690	6.700
234	25-May-23	6.690	6.700
235	25-Jun-23	6.690	6.700
236	25-Jul-23	6.690	6.690
237	25-Aug-23	6.690	6.690
238	25-Sep-23	6.690	6.690
239	25-Oct-23	6.690	6.690
240	25-Nov-23	6.690	6.690
241	25-Dec-23	6.690	6.690
242	25-Jan-24	6.690	6.690
243	25-Feb-24	6.690	6.690
244	25-Mar-24	6.690	6.690
245	25-Apr-24	6.690	6.690
246	25-May-24	6.690	6.690
247	25-Jun-24	6.690	6.690
248	25-Jul-24	6.690	6.690
249	25-Aug-24	6.690	6.690
250	25-Sep-24	6.690	6.690
251	25-Oct-24	6.690	6.690
252	25-Nov-24	6.690	6.690
253	25-Dec-24	6.690	6.690
254	25-Jan-25	6.690	6.690
255	25-Feb-25	6.680	6.690
256	25-Mar-25	6.680	6.690
257	25-Apr-25	6.680	6.690
258	25-May-25	6.680	6.690
259	25-Jun-25	6.680	6.690
260	25-Jul-25	6.680	6.680
261	25-Aug-25	6.680	6.680
262	25-Sep-25	6.680	6.680
263	25-Oct-25	6.680	6.680
264	25-Nov-25	6.670	6.680
265	25-Dec-25	6.670	6.680

RBS Greenwich Capital

C Bass 2003-CB6 - Available Funds Cap Schedule WAMCO

Prepay Speeds: Fixed: 15 CPR
WAMCO ARM PREPAY FLT- 28C FOR 4MOS
35C FOR 12MOS
65C FOR 12MOS
40C FOR LIFE........

Period Total	Date	AFC Flat + 200	AFC Forward + 200
266	25-Jan-26	6.670	6.680
267	25-Feb-26	6.670	6.670
268	25-Mar-26	6.670	6.670
269	25-Apr-26	6.670	6.670
270	25-May-26	6.670	6.670
271	25-Jun-26	6.660	6.670
272	25-Jul-26	6.660	6.670
273	25-Aug-26	6.660	6.660
274	25-Sep-26	6.660	6.660
275	25-Oct-26	6.660	6.660
276	25-Nov-26	6.660	6.660
277	25-Dec-26	6.660	6.660
278	25-Jan-27	6.660	6.660
279	25-Feb-27	6.650	6.660
280	25-Mar-27	6.650	6.650
281	25-Apr-27	6.650	6.650
282	25-May-27	6.650	6.650
283	25-Jun-27	6.650	6.650
284	25-Jul-27	6.650	6.650
285	25-Aug-27	6.640	6.650
286	25-Sep-27	6.640	6.640
287	25-Oct-27	6.640	6.640
288	25-Nov-27	6.640	6.640
289	25-Dec-27	6.640	6.640
290	25-Jan-28	6.640	6.640
291	25-Feb-28	6.640	6.640
292	25-Mar-28	6.630	6.640
293	25-Apr-28	6.630	6.630
294	25-May-28	6.630	6.630
295	25-Jun-28	6.630	6.630
296	25-Jul-28	6.630	6.630
297	25-Aug-28	6.630	6.630
298	25-Sep-28	6.630	6.630
299	25-Oct-28	6.630	6.630
300	25-Nov-28	6.630	6.630
301	25-Dec-28	6.620	6.630
302	25-Jan-29	6.620	6.620
303	25-Feb-29	6.620	6.620

RBS Greenwich Capital

C Bass 2003-CB6 - Available Funds Cap Schedule WAMCO

Prepay Speeds: Fixed: 15 CPR
WAMCO ARM PREPAY FLT- 28C FOR 4MOS
35C FOR 12MOS
65C FOR 12MOS
40C FOR LIFE........

Period Total	*Date*	*AFC* Flat + 200	*AFC* Forward + 200
304	25-Mar-29	6.620	6.620
305	25-Apr-29	6.620	6.620
306	25-May-29	6.620	6.620
307	25-Jun-29	6.620	6.620
308	25-Jul-29	6.620	6.620
309	25-Aug-29	6.620	6.620
310	25-Sep-29	6.620	6.620
311	25-Oct-29	6.620	6.620
312	25-Nov-29	6.620	6.620
313	25-Dec-29	6.610	6.620
314	25-Jan-30	6.610	6.610
315	25-Feb-30	6.610	6.610
316	25-Mar-30	6.610	6.610
317	25-Apr-30	6.610	6.610
318	25-May-30	6.610	6.610
319	25-Jun-30	6.610	6.610
320	25-Jul-30	6.610	6.610
321	25-Aug-30	6.600	6.600
322	25-Sep-30	6.600	6.600
323	25-Oct-30	6.600	6.600
324	25-Nov-30	6.600	6.600
325	25-Dec-30	6.600	6.600
326	25-Jan-31	6.590	6.590
327	25-Feb-31	6.590	6.590
328	25-Mar-31	6.590	6.590
329	25-Apr-31	6.590	6.590
330	25-May-31	6.580	6.580
331	25-Jun-31	6.580	6.580
332	25-Jul-31	6.570	6.570
333	25-Aug-31	6.570	6.570
334	25-Sep-31	6.560	6.560
335	25-Oct-31	6.560	6.560
336	25-Nov-31	6.550	6.550
337	25-Dec-31	6.550	6.550
338	25-Jan-32	6.540	6.540
339	25-Feb-32	6.530	6.530
340	25-Mar-32	6.520	6.520
341	25-Apr-32	6.510	6.510

RBS Greenwich Capital

C Bass 2003-CB6 - Available Funds Cap Schedule WAMCO

Prepay Speeds: Fixed: 15 CPR
WAMCO ARM PREPAY FLT- 28C FOR 4MOS
35C FOR 12MOS
65C FOR 12MOS
40C FOR LIFE........

Period Total	*Date*	*AFC* Flat + 200	*AFC* Forward + 200
342	25-May-32	6.500	6.500
343	25-Jun-32	6.490	6.490
344	25-Jul-32	6.480	6.480
345	25-Aug-32	6.470	6.470
346	25-Sep-32	6.470	6.470
347	25-Oct-32	6.470	6.470
348	25-Nov-32	6.470	6.470
349	25-Dec-32	6.470	6.470
350	25-Jan-33	6.470	6.470
351	25-Feb-33	6.460	6.460
352	25-Mar-33	6.460	6.460
353	25-Apr-33	6.450	6.450
354	25-May-33	6.450	6.450
355	25-Jun-33	6.440	6.440
356	25-Jul-33	6.410	6.410
357	25-Aug-33	6.380	6.380
358	25-Sep-33	6.580	6.580

C-BASS℠
CREDIT-BASED ASSET SERVICING AND SECURITIZATION LLC

$415,746,000 (Approximate)

C-BASS Mortgage Loan
Asset-Backed Certificates, Series 2003-CB6

Financial Asset Securities Corp.
Depositor

Credit-Based Asset Servicing and Securitization LLC
Seller

Litton Loan Servicing LP
Servicer

RBS Greenwich Capital
Lead Underwriter

Residential Funding Corporation **Blaylock Partners, L.P.**
Co-Underwriters

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

CBass Mortgage Loan Trust 2003-CB6
Excess Spread Analysis

FRM HEP: 23%
ARM PPC: 28%
Activate Call (Y/I Y

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
1	1.12000	1.21900	5.24631
2	1.21900	1.26100	4.67688
3	1.16800	1.30300	4.70406
4	1.22300	1.37300	4.74256
5	1.25800	1.45000	4.59768
6	1.30600	1.54200	4.59367
7	1.37300	1.64700	4.47034
8	1.47100	1.76300	4.43099
9	1.58100	1.88900	4.27008
10	1.68700	2.02100	4.16949
11	1.80300	2.15600	4.12670
12	1.93300	2.29300	3.94490
13	2.06600	2.43000	3.89770
14	2.22000	2.56500	3.69437
15	2.36800	2.69700	3.57234
16	2.49000	2.82300	3.70932
17	2.61500	2.94300	3.36309
18	2.74500	3.04900	3.34113
19	2.86700	3.14000	3.15594
20	3.00300	3.22300	3.50907
21	3.12000	3.30100	3.54283
22	3.19600	3.37800	3.47803
23	3.24800	3.45900	3.52186
24	3.28500	3.54800	3.37670
25	3.35300	3.64700	3.41168
26	3.46600	3.74900	3.34980
27	3.57400	3.84500	3.34189
28	3.67800	3.93400	3.58338
29	3.77700	4.01600	3.16460
30	3.86900	4.09000	3.24697
31	3.95500	4.15400	3.06010
32	4.03200	4.21100	3.22135
33	4.10100	4.26200	3.09270
34	4.16100	4.30900	3.04020
35	4.21100	4.35400	3.10476
36	4.25000	4.39700	2.96683
37	4.28900	4.44100	3.03968
38	4.33400	4.48600	2.91954
39	4.37800	4.53100	2.95710
40	4.42300	4.57700	3.32925
41	4.46600	4.62200	2.92339
42	4.51000	4.66900	3.01572
43	4.55500	4.71600	2.85736
44	4.59900	4.76500	3.01079
45	4.64500	4.81400	2.88234
46	4.69200	4.86200	2.84310
47	4.74000	4.90800	2.92742
48	4.79000	4.95200	2.76680
49	4.84000	4.99200	2.85325
50	4.88600	5.02800	2.75454
51	4.92800	5.05800	2.75013
52	4.96600	5.08300	2.97776
53	4.99800	5.10300	2.69592
54	5.02600	5.11700	2.80261
55	5.04800	5.12500	2.65893
56	5.06500	5.13200	2.79525
57	5.07600	5.14500	2.66566
58	5.08100	5.16300	2.65720
59	5.08000	5.18800	2.78308

CBass Mortgage Loan Trust 2003-CB6
Excess Spread Analysis

FRM HEP: 23%
ARM PPC: 28%
Activate Call (Y/N): Y

Forward LIBOR plus 200 over 24 months

Period	1 Mo LIBOR	6 Mo LIBOR	Spread
1	1.120000	1.219000	5.246310
2	1.305960	1.347960	4.604500
3	1.341910	1.476910	4.561150
4	1.483870	1.633870	4.543680
5	1.605830	1.797830	4.315580
6	1.740780	1.976780	4.254730
7	1.894740	2.168740	4.052630
8	2.079700	2.371700	3.962950
9	2.276650	2.584650	3.721130
10	2.469610	2.803610	3.556570
11	2.672570	3.025570	3.473140
12	2.889520	3.249520	3.207590
13	3.109480	3.473480	3.126450
14	3.350430	3.695430	2.850680
15	3.585390	3.914390	2.689850
16	3.794350	4.127350	2.848400
17	4.006300	4.334300	2.390500
18	4.223260	4.527260	2.351960
19	4.432220	4.705220	2.111320
20	4.655170	4.875170	2.514690
21	4.859130	5.040130	2.468050
22	5.022090	5.204090	2.354330
23	5.161040	5.372040	2.375200
24	5.285000	5.548000	2.156770
25	5.353000	5.647000	2.224510
26	5.466000	5.749000	2.350660
27	5.574000	5.845000	2.431070
28	5.678000	5.934000	2.760830
29	5.777000	6.016000	2.272530
30	5.869000	6.090000	2.381410
31	5.955000	6.154000	2.175730
32	6.032000	6.211000	2.535700
33	6.101000	6.262000	2.495340
34	6.161000	6.309000	2.445970
35	6.211000	6.354000	2.542230
36	6.250000	6.397000	2.382000
37	6.289000	6.441000	2.483170
38	6.334000	6.486000	2.310980
39	6.378000	6.531000	2.376320
40	6.423000	6.577000	2.848530
41	6.466000	6.622000	2.360270
42	6.510000	6.669000	2.507140
43	6.555000	6.716000	2.319620
44	6.599000	6.765000	2.502370
45	6.645000	6.814000	2.343310
46	6.692000	6.862000	2.305080
47	6.740000	6.908000	2.422610
48	6.790000	6.952000	2.242430
49	6.840000	6.992000	2.363220
50	6.886000	7.028000	2.230660
51	6.928000	7.058000	2.226150
52	6.966000	7.083000	2.517860
53	6.998000	7.103000	2.174590
54	7.026000	7.117000	2.313760
55	7.048000	7.125000	2.139480
56	7.065000	7.132000	2.308790
57	7.076000	7.145000	2.146920
58	7.081000	7.163000	2.137820
59	7.080000	7.188000	2.294080

RBS Greenwich Capital

CBass Mortgage Loan Trust 2003-CB6
Excess Spread Analysis

FRM HEP:	23%
ARM PPC:	28%
Activate Call (Y/I	Y

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
60	5.07200	5.22000	2.65829
61	5.09100	5.26100	2.76747
62	5.13800	5.30500	2.64301
63	5.18400	5.34700	2.62961
64	5.22800	5.38800	2.99335
65	5.27000	5.42600	2.56342
66	5.31100	5.46300	2.66734
67	5.35000	5.49700	2.50493
68	5.38600	5.52900	2.65725
69	5.42100	5.55900	2.51856
70	5.45300	5.58600	2.49189
71	5.48400	5.61100	2.60071
72	5.51200	5.63300	2.44500
73	5.53700	5.65300	2.55773
74	5.56000	5.66900	2.43112
75	5.58100	5.68300	2.42419
76	5.59900	5.69400	2.81845
77	5.61400	5.70200	2.39043
78	5.62600	5.70700	2.51243
79	5.63600	5.70900	2.36561
80	5.64200	5.71000	2.50170
81	5.64500	5.71200	2.36455
82	5.64600	5.71700	2.36053
83	5.64200	5.72400	2.49402
84	5.63600	5.73500	2.36066
85	5.64000	5.74900	2.48872
86	5.65600	5.76500	2.34925
87	5.67200	5.78100	2.33964
88	5.68800	5.79700	2.73337
89	5.70400	5.81300	2.30756
90	5.72000	5.82900	2.42657
91	5.73500	5.84500	2.27818
92	5.75100	5.86100	2.41489
93	5.76600	5.87700	0.00000

CBass Mortgage Loan Trust 2003-CB6
Excess Spread Analysis

FRM HEP:	23%
ARM PPC:	28%
Activate Call (Y/N):	Y

Forward LIBOR plus 200 over 24 months

Period	1 Mo LIBOR	6 Mo LIBOR	Spread
60	7.072000	7.220000	2.136940
61	7.091000	7.261000	2.277120
62	7.138000	7.305000	2.121650
63	7.184000	7.347000	2.109220
64	7.228000	7.388000	2.562800
65	7.270000	7.426000	2.055130
66	7.311000	7.463000	2.178540
67	7.350000	7.497000	2.007310
68	7.386000	7.529000	2.168180
69	7.421000	7.559000	2.020480
70	7.453000	7.586000	1.997790
71	7.484000	7.611000	2.112700
72	7.512000	7.633000	1.958800
73	7.537000	7.653000	2.072690
74	7.560000	7.669000	1.947080
75	7.581000	7.683000	1.940960
76	7.599000	7.694000	2.388210
77	7.614000	7.702000	1.910910
78	7.626000	7.707000	2.032740
79	7.636000	7.709000	1.888080
80	7.642000	7.710000	2.022920
81	7.645000	7.712000	1.886480
82	7.646000	7.717000	1.882440
83	7.642000	7.724000	2.014720
84	7.636000	7.735000	1.880990
85	7.640000	7.749000	2.008950
86	7.656000	7.765000	1.870410
87	7.672000	7.781000	1.861820
88	7.688000	7.797000	2.296900
89	7.704000	7.813000	1.833120
90	7.720000	7.829000	1.954420
91	7.735000	7.845000	1.806740
92	7.751000	7.861000	1.944120
93	7.766000	7.877000	1.462950

C-BASS℠
CREDIT-BASED ASSET SERVICING AND SECURITIZATION LLC

$415,746,000 (Approximate)

C-BASS Mortgage Loan
Asset-Backed Certificates, Series 2003-CB6

Financial Asset Securities Corp.
Depositor

Credit-Based Asset Servicing and Securitization LLC
Seller

Litton Loan Servicing LP
Servicer

RBS Greenwich Capital
Lead Underwriter

Residential Funding Corporation **Blaylock Partners, L.P.**
Co-Underwriters

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

C Bass Mortgage Loan Trust 2003-CB6 Class AV2-2

Balance	$38,799,000.00	Delay	0
Coupon	1.67	Dated	12/4/2003
Settle	12/4/2003	First Payment	12/25/2003

Default	**35.475 CDR**
WAL	3.11
Mod Durn	2.998
Principal Writedown	182.74 (0.00%)
Total Collat Loss (Collat Maturity)	103,716,635.14 (23.80%)
Total Collat Liquidation (Collat Maturity)	255,823,396.41 (58.70%)
LIBOR_1MO	1.12
LIBOR_6MO	1.219
LIBOR_1YR	1.46375
CMT_1YR	1.33
Prepay (1F)	23 HEP
Prepay (1A)	28 CPR
Prepay (2F)	23 HEP
Prepay (2A)	28 CPR
Prepay (3F)	23 HEP
Loss Severity	40%
Servicer Advances	100%
Liquidation Lag	12
Delinq	100%
Optional Redemption	Call (N)

RBS Greenwich Capital

C Bass Mortgage Loan Trust 2003-CB6 Class AV2-2

Balance	$38,799,000.00	Delay	0
Coupon	1.67	Dated	12/4/2003
Settle	12/4/2003	First Payment	12/25/2003

Default	**32.94 CDR**
WAL	3.23
Mod Durn	3.028
Principal Writedown	409.19 (0.00%)
Total Collat Loss (Collat Maturity)	99,887,063.02 (22.92%)
Total Collat Liquidation (Collat Maturity)	246,544,876.36 (56.57%)
LIBOR_1MO	Forward
LIBOR_6MO	Forward
LIBOR_1YR	Forward
CMT_1YR	Forward
Prepay (1F)	23 HEP
Prepay (1A)	28 CPR
Prepay (2F)	23 HEP
Prepay (2A)	28 CPR
Prepay (3F)	23 HEP
Loss Severity	40%
Servicer Advances	100%
Liquidation Lag	12
Delinq	100%
Optional Redemption	Call (N)

C-BASS[SM]
CREDIT-BASED ASSET SERVICING AND SECURITIZATION LLC

$415,746,000 (Approximate)

C-BASS Mortgage Loan
Asset-Backed Certificates, Series 2003-CB6

Financial Asset Securities Corp.
Depositor

Credit-Based Asset Servicing and Securitization LLC
Seller

Litton Loan Servicing LP
Servicer

RBS Greenwich Capital
Lead Underwriter

Residential Funding Corporation **Blaylock Partners, L.P.**
Co-Underwriters

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

C Bass Mortgage Loan Trust 2003-CB6
Pricing Speed to call

Period	Class 2AV2 (AAA) End Balance	Class 2AV2 (AAA) Interest Paid	Class 2AV2 (AAA) Principal Paid
0	38,729,000		
1	38,729,000	37,277	0
2	38,729,000	55,027	0
3	38,729,000	55,027	0
4	38,729,000	51,477	0
5	38,729,000	55,027	0
6	38,729,000	53,252	0
7	38,729,000	55,027	0
8	38,729,000	53,252	0
9	38,729,000	55,027	0
10	38,729,000	55,027	0
11	38,729,000	53,252	0
12	38,729,000	55,027	0
13	38,729,000	53,252	0
14	38,729,000	55,027	0
15	38,729,000	55,027	0
16	38,729,000	49,702	0
17	38,729,000	55,027	0
18	38,729,000	53,252	0
19	38,729,000	55,027	0
20	38,729,000	53,252	0
21	38,729,000	55,027	0
22	38,729,000	55,027	0
23	38,729,000	53,252	0
24	38,729,000	55,027	0
25	38,729,000	53,252	0
26	38,729,000	55,027	0
27	37,595,962	55,027	1,133,038
28	36,006,461	48,248	1,589,501
29	34,458,400	51,159	1,548,061

RBS Greenwich Capital

C Bass Mortgage Loan Trust 2003-CB6
Pricing Speed to call

Period	Class 2AV2 (AAA) End Balance	Class 2AV2 (AAA) Interest Paid	Class 2AV2 (AAA) Principal Paid
30	32,950,753	47,380	1,507,647
31	31,482,409	46,818	1,468,345
32	30,052,341	43,288	1,430,068
33	28,659,551	42,699	1,392,790
34	27,302,942	40,720	1,356,608
35	25,981,698	37,542	1,321,244
36	24,694,895	36,916	1,286,803
37	24,694,895	33,955	0
38	24,694,895	35,087	0
39	24,694,895	35,087	0
40	24,694,895	31,692	0
41	24,694,895	35,087	0
42	24,694,895	33,955	0
43	24,694,895	35,087	0
44	24,139,081	33,955	555,814
45	23,507,006	34,298	632,074
46	22,891,406	33,400	615,600
47	22,291,851	31,476	599,555
48	21,707,923	31,673	583,928
49	21,139,215	29,848	568,709
50	20,585,329	30,035	553,886
51	20,045,880	29,248	539,449
52	19,520,491	26,644	525,389
53	19,008,796	27,735	511,695
54	18,510,439	26,137	498,357
55	18,025,058	26,300	485,381
56	17,552,329	24,784	472,729
57	17,091,923	24,939	460,406
58	16,643,518	24,285	448,405
59	16,206,802	22,885	436,716

RBS Greenwich Capital

C Bass Mortgage Loan Trust 2003-CB6
Pricing Speed to call

Period	Class 2AV2 (AAA) End Balance	Class 2AV2 (AAA) Interest Paid	Class 2AV2 (AAA) Principal Paid
60	15,781,470	23,027	425,332
61	15,367,226	21,700	414,244
62	14,963,781	21,834	403,445
63	14,570,854	21,261	392,927
64	14,188,171	18,699	382,683
65	13,815,465	20,159	372,706
66	13,452,477	18,996	362,989
67	13,099,609	19,114	352,868
68	12,755,935	18,012	343,674
69	12,421,215	18,124	334,720
70	12,095,216	17,648	325,999
71	11,777,712	16,631	317,504
72	11,468,481	16,734	309,231
73	11,167,307	15,769	301,173
74	10,873,982	15,867	293,325
75	10,588,301	15,450	285,681
76	10,310,065	13,588	278,236
77	10,039,080	14,649	270,985
78	9,775,158	13,804	263,922
79	9,518,115	13,889	257,043
80	9,267,772	13,087	250,343
81	9,023,954	13,168	243,817
82	8,786,493	12,822	237,462
83	8,555,222	12,081	231,271
84	8,329,981	12,156	225,241
85	8,110,612	11,454	219,369
86	7,896,964	11,524	213,648
87	7,688,886	11,220	208,077
88	7,486,235	9,867	202,651
89	7,288,870	10,637	197,366

RBS Greenwich Capital

C Bass Mortgage Loan Trust 2003-CB6
Pricing Speed to call

Period	Class 2AV2 (AAA) End Balance	Class 2AV2 (AAA) Interest Paid	Class 2AV2 (AAA) Principal Paid
90	7,096,652	10,022	192,218
91	0	10,083	7,096,652
92	0	0	0

C-BASS℠
CREDIT-BASED ASSET SERVICING AND SECURITIZATION LLC

$415,746,000 (Approximate)

C-BASS Mortgage Loan
Asset-Backed Certificates, Series 2003-CB6

Financial Asset Securities Corp.
Depositor

Credit-Based Asset Servicing and Securitization LLC
Seller

Litton Loan Servicing LP
Servicer

RBS Greenwich Capital
Lead Underwriter

Residential Funding Corporation **Blaylock Partners, L.P.**
Co-Underwriters

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

CBASS 2003-CB6 / M2 [State Street First Loss]

Balance	$21,789,000.00	Delay	0
		Dated	12/4/2003
Settle	12/4/2003	First Payment	12/25/2003

LIBOR Rates	Flat	Flat	Flat	Flat
Prepay	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	200 PricingSpeed
Default	15.717 CDR	18.733 CDR	22.111 CDR	25.934 CDR
Loss Severity	40%	40%	40%	40%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	0	0	0	0
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)
WAL	11.77	7.52	5.26	3.85
Mod Durn	9.73	6.61	4.78	3.58
Principal Writedown	3,442.52 (0.02%)	905.20 (0.00%)	1,415.41 (0.01%)	4.37 (0.00%)
Total Collat Loss	92,936,048.16 (21.33%)	71,476,162.74 (16.40%)	60,442,132.70 (13.87%)	53,641,714.78 (12.31%)
Total Collat Liquidation	232,340,120.40 (53.31%)	178,690,406.84 (41.00%)	151,105,331.74 (34.67%)	134,104,286.95 (30.77%)

LIBOR Rates	Forward	Forward	Forward	Forward
Prepay	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	200 PricingSpeed
Default	12.187 CDR	15.969 CDR	19.975 CDR	24.325 CDR
Loss Severity	40%	40%	40%	40%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	0	0	0	0
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)
WAL	13.27	7.98	5.42	3.92
Mod Durn	8.98	6.32	4.65	3.51
Principal Writedown	4,072.09 (0.02%)	919.28 (0.00%)	1,130.81 (0.01%)	809.01 (0.00%)
Total Collat Loss	81,193,070.13 (18.63%)	64,289,213.44 (14.75%)	56,041,440.64 (12.86%)	50,944,152.94 (11.69%)
Total Collat Liquidation	202,982,675.32 (46.58%)	160,723,033.61 (36.88%)	140,103,601.60 (32.15%)	127,360,382.35 (29.22%)

LIBOR Rates	Forward + 200	Forward + 200	Forward + 200	Forward + 200
Prepay	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	200 PricingSpeed
Default	9.317 CDR	12.815 CDR	16.676 CDR	21.064 CDR
Loss Severity	40%	40%	40%	40%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	0	0	0	0
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)
WAL	15.00	8.71	5.79	4.12
Mod Durn	8.54	6.21	4.62	3.50
Principal Writedown	4,373.66 (0.02%)	1,261.75 (0.01%)	255.35 (0.00%)	1,461.36 (0.01%)
Total Collat Loss	69,013,955.96 (15.84%)	54,998,902.79 (12.62%)	48,747,792.72 (11.19%)	45,258,091.76 (10.39%)
Total Collat Liquidation	172,534,889.90 (39.59%)	137,497,256.97 (31.55%)	121,869,481.81 (27.96%)	113,145,229.39 (25.96%)

RBS Greenwich Capital

CBASS 2003-CB6 / M3 [State Street First Loss]

Balance	$4,140,000.00	Delay	0
		Dated	12/4/2003
Settle	12/4/2003	First Payment	12/25/2003

LIBOR Rates	Flat	Flat	Flat	Flat
Prepay	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	200 PricingSpeed
Default	14.806 CDR	17.416 CDR	20.354 CDR	23.708 CDR
Loss Severity	40%	40%	40%	40%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	0	0	0	0
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)
WAL	16.99	11.01	7.74	5.68
Mod Durn	12.71	9.01	6.67	5.07
Principal Writedown	1,749.95 (0.04%)	48.90 (0.00%)	452.84 (0.01%)	446.36 (0.01%)
Total Collat Loss	90,056,169.70 (20.66%)	68,094,510.20 (15.63%)	56,811,570.59 (13.04%)	49,878,610.32 (11.45%)
Total Collat Liquidation	225,140,424.24 (51.66%)	170,236,275.50 (39.06%)	142,028,926.48 (32.59%)	124,696,525.80 (28.61%)

LIBOR Rates	Forward	Forward	Forward	Forward
Prepay	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	200 PricingSpeed
Default	11.341 CDR	14.667 CDR	18.202 CDR	22.064 CDR
Loss Severity	40%	40%	40%	40%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	0	0	0	0
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)
WAL	19.19	11.75	8.02	5.80
Mod Durn	10.80	8.19	6.27	4.86
Principal Writedown	4,355.22 (0.11%)	1,594.21 (0.04%)	1,177.14 (0.03%)	850.76 (0.02%)
Total Collat Loss	77,819,155.13 (17.86%)	60,578,458.92 (13.90%)	52,187,705.42 (11.98%)	47,028,928.95 (10.79%)
Total Collat Liquidation	194,547,887.83 (44.64%)	151,446,147.29 (34.75%)	130,469,263.54 (29.94%)	117,572,322.37 (26.98%)

LIBOR Rates	Forward + 200	Forward + 200	Forward + 200	Forward + 200
Prepay	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	200 PricingSpeed
Default	8.591 CDR	11.593 CDR	14.993 CDR	18.853 CDR
Loss Severity	40%	40%	40%	40%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	0	0	0	0
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)
WAL	21.30	12.78	8.55	6.09
Mod Durn	9.81	7.83	6.13	4.80
Principal Writedown	5,770.30 (0.14%)	1,451.38 (0.04%)	282.19 (0.01%)	1,440.04 (0.03%)
Total Collat Loss	65,439,065.43 (15.02%)	51,047,854.99 (11.71%)	44,784,076.50 (10.28%)	41,235,384.31 (9.46%)
Total Collat Liquidation	163,597,663.56 (37.54%)	127,619,637.49 (29.28%)	111,960,191.25 (25.69%)	103,088,460.77 (23.66%)

RBS Greenwich Capital

CBASS 2003-CB6 / M4 [State Street First Loss]

Balance	$5,447,000.00	Delay	0
		Dated	12/4/2003
Settle	12/4/2003	First Payment	12/25/2003

LIBOR Rates	Flat	Flat	Flat	Flat
Prepay	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	200 PricingSpeed
Default	13.599 CDR	15.69 CDR	18.077 CDR	20.809 CDR
Loss Severity	40%	40%	40%	40%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	0	0	0	0
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)
WAL	16.83	10.92	7.67	5.63
Mod Durn	11.94	8.59	6.42	4.91
Principal Writedown	818.20 (0.02%)	1,964.13 (0.04%)	999.04 (0.02%)	1,643.97 (0.03%)
Total Collat Loss	85,969,970.52 (19.73%)	63,402,273.74 (14.55%)	51,876,843.74 (11.90%)	44,787,079.67 (10.28%)
Total Collat Liquidation	214,924,926.31 (49.32%)	158,505,684.35 (36.37%)	129,692,109.35 (29.76%)	111,967,699.16 (25.69%)

LIBOR Rates	Forward	Forward	Forward	Forward
Prepay	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	200 PricingSpeed
Default	10.255 CDR	13.075 CDR	15.992 CDR	19.195 CDR
Loss Severity	40%	40%	40%	40%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	0	0	0	0
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)
WAL	19.08	11.66	7.96	5.76
Mod Durn	10.32	7.93	6.11	4.75
Principal Writedown	1,735.41 (0.03%)	2,288.28 (0.04%)	0.00 (0.00%)	1,761.19 (0.03%)
Total Collat Loss	73,172,283.53 (16.79%)	55,772,094.80 (12.80%)	47,144,491.91 (10.82%)	41,862,911.23 (9.61%)
Total Collat Liquidation	182,930,708.83 (41.98%)	139,430,237.01 (31.99%)	117,861,229.77 (27.05%)	104,657,278.08 (24.02%)

LIBOR Rates	Forward + 200	Forward + 200	Forward + 200	Forward + 200
Prepay	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	200 PricingSpeed
Default	7.774 CDR	10.079 CDR	12.909 CDR	16.084 CDR
Loss Severity	40%	40%	40%	40%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	0	0	0	0
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)
WAL	21.03	12.69	8.47	6.04
Mod Durn	9.49	7.64	6.00	4.72
Principal Writedown	2,326.96 (0.04%)	1,678.33 (0.03%)	614.56 (0.01%)	1,757.28 (0.03%)
Total Collat Loss	61,159,598.46 (14.03%)	45,858,727.53 (10.52%)	39,632,497.75 (9.09%)	35,994,151.10 (8.26%)
Total Collat Liquidation	152,898,996.15 (35.09%)	114,646,818.83 (26.31%)	99,081,244.38 (22.74%)	89,985,377.75 (20.65%)

RBS Greenwich Capital

CBASS 2003-CB6 / M5 [State Street First Loss]

Balance	$4,575,000.00	Delay	0
		Dated	12/4/2003
Settle	12/4/2003	First Payment	12/25/2003

LIBOR Rates	Flat	Flat	Flat	Flat
Prepay	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	200 PricingSpeed
Default	12.631 CDR	14.29 CDR	16.21 CDR	18.434 CDR
Loss Severity	40%	40%	40%	40%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	0	0	0	0
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)
WAL	17.86	11.64	8.19	6.02
Mod Durn	11.75	8.66	6.57	5.07
Principal Writedown	1,357.69 (0.03%)	2,577.84 (0.06%)	132.89 (0.00%)	2,378.27 (0.05%)
Total Collat Loss	82,446,771.73 (18.92%)	59,359,689.43 (13.62%)	47,621,736.01 (10.93%)	40,443,271.26 (9.28%)
Total Collat Liquidation	206,116,929.31 (47.30%)	148,399,223.59 (34.05%)	119,054,340.03 (27.32%)	101,108,178.15 (23.20%)

LIBOR Rates	Forward	Forward	Forward	Forward
Prepay	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	200 PricingSpeed
Default	9.409 CDR	11.862 CDR	14.266 CDR	16.904 CDR
Loss Severity	40%	40%	40%	40%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	0	0	0	0
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)
WAL	20.27	12.44	8.51	6.16
Mod Durn	10.17	8.02	6.29	4.94
Principal Writedown	4,406.97 (0.10%)	1,607.99 (0.04%)	856.98 (0.02%)	997.19 (0.02%)
Total Collat Loss	69,280,626.59 (15.90%)	51,893,722.76 (11.91%)	43,006,129.98 (9.87%)	37,567,015.52 (8.62%)
Total Collat Liquidation	173,201,566.46 (39.74%)	129,734,306.90 (29.77%)	107,515,324.95 (24.67%)	93,917,538.80 (21.55%)

LIBOR Rates	Forward + 200	Forward + 200	Forward + 200	Forward + 200
Prepay	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	200 PricingSpeed
Default	7.203 CDR	8.942 CDR	11.206 CDR	13.878 CDR
Loss Severity	40%	40%	40%	40%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	0	0	0	0
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)
WAL	22.05	13.52	9.06	6.46
Mod Durn	9.55	7.84	6.24	4.93
Principal Writedown	989.71 (0.02%)	2,353.85 (0.05%)	660.96 (0.01%)	1,997.47 (0.04%)
Total Collat Loss	57,993,750.87 (13.31%)	41,728,937.28 (9.58%)	35,206,909.86 (8.08%)	31,645,127.67 (7.26%)
Total Collat Liquidation	144,984,377.17 (33.27%)	104,322,343.20 (23.94%)	88,017,274.66 (20.20%)	79,112,819.17 (18.15%)

C-BASS[SM]
CREDIT-BASED ASSET SERVICING AND SECURITIZATION LLC

$415,746,000 (Approximate)

C-BASS Mortgage Loan
Asset-Backed Certificates, Series 2003-CB6

Financial Asset Securities Corp.
Depositor

Credit-Based Asset Servicing and Securitization LLC
Seller

Litton Loan Servicing LP
Servicer

RBS Greenwich Capital
Lead Underwriter

Residential Funding Corporation **Blaylock Partners, L.P.**
Co-Underwriters

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

Z_cbs03cb6_mkt - Price/Yield - M2

Balance	$21,789,000.00	Delay	0
Coupon		Dated	12/4/2003
Settle	12/4/2003	First Payment	12/25/2003

Price = 100

Default	11 *FITCH_NIM	11.50 *FITCH_NIM	12.00 *FITCH_NIM	12.50 *FITCH_NIM	13.00 *FITCH_NIM	13.50 *FITCH_NIM	14 *FITCH_NIM	14.50 *FITCH_NIM
Loss Severity	100%	100%	100%	100%	100%	100%	100%	100%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	0	0	0	0	0	0	0	0
Delinq	100%	100%	100%	100%	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)
70 PricingSpeed								
Yield	6.507	6.548	6.590	6.631	6.678	6.728	6.782	6.772
WAL	12.01	12.30	12.62	12.98	13.40	13.88	14.46	15.06
Mod Durn	8.66	8.79	8.93	9.09	9.26	9.45	9.66	9.90
Principal Window	03/14 - 02/18	05/14 - 08/18	07/14 - 03/19	10/14 - 11/19	01/15 - 10/20	03/15 - 11/21	06/15 - 05/23	10/15 - 07/25
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	194,774.04 (0.89%)
Total Collat Loss (Collat Maturity)	47,933,018.07 (11.00%)	50,111,755.11 (11.50%)	52,290,451.11 (12.00%)	54,469,098.46 (12.50%)	56,647,713.72 (13.00%)	58,826,328.97 (13.50%)	61,004,944.23 (14.00%)	63,183,510.29 (14.50%)
85 PricingSpeed								
Yield	6.425	6.491	6.572	6.635	6.705	6.399	5.647	4.812
WAL	10.72	11.06	11.44	11.89	12.47	12.62	12.17	11.67
Mod Durn	8.06	8.24	8.45	8.66	8.91	9.11	9.23	9.37
Principal Window	11/12 - 03/17	01/13 - 11/17	03/13 - 09/18	05/13 - 11/19	08/13 - 08/21	11/13 - 11/22	02/14 - 09/22	06/14 - 07/22
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	980,521.78 (4.50%)	2,957,075.85 (13.57%)	4,954,705.04 (22.74%)
Total Collat Loss (Collat Maturity)	47,932,586.85 (11.00%)	50,111,207.69 (11.50%)	52,289,784.08 (12.00%)	54,468,277.45 (12.50%)	56,646,770.81 (13.00%)	58,825,256.22 (13.50%)	61,003,638.45 (14.00%)	63,182,016.71 (14.50%)
100 PricingSpeed								
Yield	6.309	6.378	6.450	6.058	5.229	4.324	3.314	2.165
WAL	9.74	10.20	10.82	11.06	10.74	10.38	9.97	9.49
Mod Durn	7.49	7.73	8.03	8.27	8.41	8.57	8.77	9.01
Principal Window	08/11 - 01/17	10/11 - 07/18	12/11 - 07/21	03/12 - 11/24	06/12 - 06/24	09/12 - 12/23	01/13 - 07/23	05/13 - 01/23
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	1,127,727.80 (5.18%)	3,132,601.97 (14.38%)	5,128,568.66 (23.54%)	7,190,560.99 (33.00%)	9,325,923.40 (42.80%)
Total Collat Loss (Collat Maturity)	47,931,718.55 (11.00%)	50,110,133.04 (11.50%)	52,288,530.10 (12.00%)	54,466,867.83 (12.50%)	56,645,176.47 (13.00%)	58,823,419.03 (13.50%)	61,001,663.91 (14.00%)	63,179,815.93 (14.50%)
120 PricingSpeed								
Yield	6.124	5.526	4.508	3.376	2.112	0.712	-0.856	-2.632
WAL	8.63	8.87	8.73	8.55	8.33	8.07	7.76	7.41
Mod Durn	6.81	7.03	7.15	7.30	7.47	7.69	7.95	8.28
Principal Window	02/10 - 07/19	04/10 - 05/29	05/10 - 09/29	08/10 - 03/30	11/10 - 11/30	02/11 - 11/28	07/11 - 07/26	01/12 - 01/25
Principal Writedown	0.00 (0.00%)	1,360,540.42 (6.24%)	3,408,506.67 (15.64%)	5,477,788.32 (25.14%)	7,606,330.10 (34.91%)	9,734,704.39 (44.68%)	11,885,262.82 (54.55%)	14,013,436.37 (64.31%)
Total Collat Loss (Collat Maturity)	47,929,635.06 (11.00%)	50,107,813.88 (11.50%)	52,285,708.20 (12.00%)	54,463,286.07 (12.50%)	56,640,720.35 (13.00%)	58,818,045.32 (13.50%)	60,995,240.60 (14.00%)	63,172,352.35 (14.50%)
150 PricingSpeed								
Yield	3.565	2.224	0.797	-0.748	-2.416	-4.223	-6.239	-8.507
WAL	6.08	6.06	6.02	5.96	5.89	5.80	5.71	5.60
Mod Durn	5.23	5.30	5.37	5.45	5.54	5.65	5.77	5.93
Principal Window	05/08 - 09/33	06/08 - 09/33	07/08 - 09/33	07/08 - 09/33	08/08 - 09/33	09/08 - 09/33	10/08 - 09/33	11/08 - 09/33
Principal Writedown	2,997,099.16 (13.76%)	4,803,340.13 (22.04%)	6,549,182.03 (30.06%)	8,279,242.20 (38.00%)	9,995,435.55 (45.87%)	11,657,794.64 (53.50%)	13,318,011.36 (61.12%)	14,959,279.75 (68.66%)
Total Collat Loss (Collat Maturity)	47,130,887.95 (10.81%)	48,937,631.33 (11.23%)	50,710,767.39 (11.64%)	52,473,301.18 (12.04%)	54,202,809.36 (12.44%)	55,906,033.73 (12.83%)	57,589,122.44 (13.21%)	59,255,928.62 (13.60%)
175 PricingSpeed								
Yield	3.789	2.406	0.928	-0.560	-2.055	-3.572	-5.177	-6.853
WAL	4.51	4.56	4.58	4.59	4.59	4.59	4.58	4.57
Mod Durn	3.98	3.98	3.98	3.98	4.00	4.02	4.04	4.07
Principal Window	06/07 - 09/33	07/07 - 08/33	07/07 - 08/33	07/07 - 02/31	07/07 - 04/27	08/07 - 06/10	08/07 - 03/10	08/07 - 01/10
Principal Writedown	1,591,013.81 (7.30%)	3,053,164.18 (14.01%)	4,475,309.71 (20.54%)	5,794,097.31 (26.59%)	7,045,123.95 (32.33%)	8,209,167.44 (37.68%)	9,353,906.09 (42.93%)	10,465,230.68 (48.03%)
Total Collat Loss (Collat Maturity)	43,108,849.97 (9.89%)	44,596,056.33 (10.23%)	46,025,095.16 (10.56%)	47,354,969.93 (10.87%)	48,596,311.23 (11.15%)	49,776,215.16 (11.42%)	50,940,476.97 (11.69%)	52,071,658.44 (11.95%)

C-BASS[SM]
CREDIT-BASED ASSET SERVICING AND SECURITIZATION LLC

$415,746,000 (Approximate)

C-BASS Mortgage Loan
Asset-Backed Certificates, Series 2003-CB6

Financial Asset Securities Corp.
Depositor

Credit-Based Asset Servicing and Securitization LLC
Seller

Litton Loan Servicing LP
Servicer

RBS Greenwich Capital
Lead Underwriter

Residential Funding Corporation **Blaylock Partners, L.P.**
Co-Underwriters

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

cbs03cb6 - Price/Yield - M5

MKPCAP ANALYSIS

Balance	$4,575,000.00	Delay	0
Coupon		Dated	12/4/2003
Settle	12/4/2003	First Payment	12/25/2003

Prepay (1F)	100 *MKCAP_FRM_PREPAY	100 *MKCAP_FRM_PREPAY	100 *MKCAP_FRM_PREPAY	100 *MKCAP_FRM_PREPAY
Prepay (1A)	100 *MKCAP_ARM_PREPAY	100 *MKCAP_ARM_PREPAY	100 *MKCAP_ARM_PREPAY	100 *MKCAP_ARM_PREPAY
Default	139.556 *MKPCAP_CDR_VECTOR	119.812 *MKPCAP_CDR_VECTOR	169.445 *MKPCAP_CDR_VECTOR	142.34 *MKPCAP_CDR_VECTOR
Loss Severity	35%	35%	35%	35%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
LIBOR	FWRD	FWRD + 200	FWRD	FWRD + 200
TRIGGERS	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (Y)	Call (Y)
WAL	15.02	15.56	6.31	6.56
Mod Durn	9.06	8.54	5.11	5.01
Principal Writedown	141.37 (0.00%)	283.25 (0.01%)	184.33 (0.00%)	254.86 (0.01%)
Total Collat Loss (Collat Maturity)	36,941,067.19 (8.48%)	32,765,915.78 (7.52%)	42,810,781.09 (9.82%)	37,539,062.73 (8.61%)
Total Collat Liquidation (Collat Maturity)	103,940,801.44 (23.85%)	92,224,859.91 (21.16%)	120,486,035.33 (27.65%)	105,680,391.36 (24.25%)

RBS Greenwich Capital

cbs03cb6 - Price/Yield - M6

MKPCAP ANALYSIS

Balance	$8,715,000.00	Delay	0
Coupon		Dated	12/4/2003
Settle	12/4/2003	First Payment	12/25/2003

Prepay (1F)	100 *MKCAP_FRM_PREPAY	100 *MKCAP_FRM_PREPAY	100 *MKCAP_FRM_PREPAY	100 *MKCAP_FRM_PREPAY
Prepay (1A)	100 *MKCAP_ARM_PREPAY	100 *MKCAP_ARM_PREPAY	100 *MKCAP_ARM_PREPAY	100 *MKCAP_ARM_PREPAY
Default	73.987 *MKPCAP_CDR_VECTOR	68.589 *MKPCAP_CDR_VECTOR	112.158 *MKPCAP_CDR_VECTOR	94.667 *MKPCAP_CDR_VECTOR
Loss Severity	35%	35%	35%	35%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
LIBOR	FWRD	FWRD + 200	FWRD	FWRD + 200
TRIGGERS	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (Y)	Call (Y)
WAL	15.00	15.16	6.89	7.14
Mod Durn	8.74	7.96	5.39	5.21
Principal Writedown	133.83 (0.00%)	393.40 (0.00%)	169.11 (0.00%)	109.86 (0.00%)
Total Collat Loss (Collat Maturity)	21,844,616.06 (5.01%)	20,460,933.90 (4.70%)	31,037,136.59 (7.12%)	26,996,659.03 (6.19%)
Total Collat Liquidation (Collat Maturity)	61,424,488.08 (14.09%)	57,560,918.61 (13.21%)	87,307,119.23 (20.03%)	75,968,148.48 (17.43%)

C-BASS[SM]
CREDIT-BASED ASSET SERVICING AND SECURITIZATION LLC

$415,746,000 (Approximate)

C-BASS Mortgage Loan
Asset-Backed Certificates, Series 2003-CB6

Financial Asset Securities Corp.
Depositor

Credit-Based Asset Servicing and Securitization LLC
Seller

Litton Loan Servicing LP
Servicer

RBS Greenwich Capital
Lead Underwriter

Residential Funding Corporation **Blaylock Partners, L.P.**
Co-Underwriters

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

RBS Greenwich Capital

C-BASS 2003-6

Principal Balances ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
a. 0 - 50,000	436	14,597,188.14	3.35	86.36	618
b. 50,001 - 100,000	642	47,263,032.16	10.85	85.17	624
c. 100,001 - 150,000	511	62,913,716.31	14.44	85.78	631
d. 150,001 - 200,000	434	75,011,624.04	17.21	85.27	638
e. 200,001 - 250,000	251	55,778,847.34	12.80	83.59	636
f. 250,001 - 300,000	172	46,667,376.86	10.71	85.21	626
g. 300,001 - 350,000	129	41,712,677.19	9.57	85.7	649
h. 350,001 - 400,000	93	34,789,222.26	7.98	85.06	642
i. 400,001 - 450,000	37	15,800,645.44	3.63	84.82	655
j. 450,001 - 500,000	43	20,334,870.28	4.67	79.19	629
k. 500,001 - 550,000	20	10,502,075.32	2.41	78.69	665
m. 550,001 - 600,000	5	2,927,618.45	0.67	74	623
n. 600,001 - 650,000	5	3,152,547.08	0.72	81.59	652
o. 650,001 - 700,000	3	2,044,439.10	0.47	65.26	651
p. 700,001 - 750,000	2	1,463,844.57	0.34	78.96	709
q. 750,001 +	1	835,598.36	0.19	80	524
TOTAL POOL	**2,784**	**435,795,322.90**	**100.00**	**84.49**	**636**

Fico Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
a. FICO NA	6	246,067.47	0.06	79.46	0
b. 001 - 520	187	21,737,077.07	4.99	82.53	502
c. 521 - 540	115	14,722,440.09	3.38	80.3	530
d. 541 - 560	163	21,698,937.47	4.98	81.24	550
e. 561 - 580	184	24,607,133.14	5.65	79.52	573
f. 581 - 600	277	42,346,922.25	9.72	82.66	591
g. 601 - 620	300	51,584,693.42	11.84	84.2	610
h. 621 - 640	335	59,682,584.17	13.70	85.84	631
i. 641 - 660	362	58,277,564.49	13.37	83.65	650
j. 661 - 680	200	32,927,849.27	7.56	85.89	671
k. 681 - 700	174	29,268,435.34	6.72	86.18	691
l. 701 - 720	174	31,428,618.33	7.21	87.51	712
m. 721 - 740	136	20,541,378.59	4.71	87.96	730
n. 741 - 760	96	15,790,064.34	3.62	86.15	751
o. 761 - 780	51	8,208,137.05	1.88	92.03	770
p. 781 - 800	20	2,312,899.31	0.53	86.98	787
q. 800 +	4	414,521.10	0.10	88.95	807
TOTAL POOL	**2,784**	**435,795,322.90**	**100.00**	**84.49**	**636**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

RBS Greenwich Capital

C-BASS 2003-6

LTV Ratio	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
a. < 35.00	32	2,506,203.11	0.58	28.86	643
b. 35.01 - 50.00	67	7,891,711.11	1.81	45	629
c. 50.01 - 55.00	36	6,370,996.59	1.46	52.43	646
d. 55.01 - 60.00	53	8,746,120.45	2.01	57.86	622
e. 60.01 - 65.00	65	9,536,243.85	2.19	62.98	643
f. 65.01 - 70.00	101	19,029,997.60	4.37	68.47	617
g. 70.01 - 75.00	149	25,940,394.64	5.95	73.51	615
h. 75.01 - 80.00	421	77,779,662.85	17.85	79.53	626
i. 80.01 - 85.00	349	58,278,029.14	13.37	84.43	610
j. 85.01 - 90.00	534	96,556,713.21	22.16	89.68	634
k. 90.01 - 95.00	398	60,064,489.41	13.78	94.5	645
l. 95.01 - 100.00	538	60,903,066.90	13.98	99.59	681
m. 100 +	41	2,191,694.04	0.50	106.5	592
TOTAL POOL	2,784	435,795,322.90	100.00	84.49	636

Note Rate	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
04.001-4.500	4	894,598.64	0.21	68.2	684
04.501-5.000	21	4,846,582.78	1.11	80.23	691
05.001-5.500	35	8,048,167.40	1.85	77.67	687
05.501-6.000	200	42,749,796.26	9.81	80.88	678
06.001-6.500	307	63,395,804.81	14.55	83.26	667
06.501-7.000	423	83,407,039.93	19.14	84.38	647
07.001-7.500	390	69,985,230.94	16.06	86.78	627
07.501-8.000	444	70,482,080.62	16.17	86.6	620
08.001-8.500	229	32,292,011.99	7.41	85.67	599
08.501-9.000	216	24,164,065.63	5.54	84.83	592
09.001-9.500	90	8,880,239.48	2.04	84.66	583
09.501-10.000	126	9,542,122.77	2.19	81.89	594
10.001-10.500	43	3,577,207.72	0.82	81.93	571
10.501-11.000	121	6,633,383.79	1.52	87.74	618
11.001-11.500	32	2,229,173.38	0.51	84.45	560
11.501-12.000	50	2,240,919.41	0.51	86.28	600
12.001-12.500	12	709,017.65	0.16	75.63	543
12.501-13.000	17	895,251.87	0.21	82.6	610
13.001-13.500	3	103,542.37	0.02	63.78	601
13.501-14.000	13	329,681.62	0.08	75.5	571
>14.000	8	389,403.84	0.09	70.62	591
TOTAL POOL	2,784	435,795,322.90	100.00	84.49	636

RBS Greenwich Capital

C-BASS 2003-6

Maximum Rate	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
N/A	1,691	218,838,832.98	50.22	84.3	649
09.501-10.000	1	371,734.31	0.09	73.77	701
10.001-10.500	3	577,941.92	0.13	81.69	587
10.501-11.000	4	1,202,108.59	0.28	76.57	613
11.001-11.500	4	862,536.63	0.20	87.44	707
11.501-12.000	41	8,973,868.27	2.06	86.1	701
12.001-12.500	32	8,001,647.08	1.84	85.58	690
12.501-13.000	71	16,003,835.94	3.67	82.81	653
13.001-13.500	93	23,259,890.62	5.34	84.59	647
13.501-14.000	163	40,302,392.64	9.25	85.29	633
14.001-14.500	168	35,755,792.28	8.20	86	612
14.501-15.000	197	36,798,198.85	8.44	85.56	608
15.001-15.500	114	17,871,415.40	4.10	84.13	587
15.501-16.000	93	13,321,831.22	3.06	83.06	577
16.001-16.500	40	5,456,465.31	1.25	82.16	572
16.501-17.000	33	3,859,961.19	0.89	81.25	574
17.001-17.500	15	2,403,883.09	0.55	79.61	544
17.501-18.000	13	1,047,668.25	0.24	79.63	582
18.001-18.500	3	223,263.49	0.05	75.03	524
>18.5	5	662,054.84	0.15	82.92	538
TOTAL POOL	**2,784**	**435,795,322.90**	**100.00**	**84.49**	**636**

Minimum Rate	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
00.00 or N/A	1,758	232,407,234.43	53.33	84.18	648
04.501-5.000	14	3,765,188.85	0.86	82.55	689
05.001-5.500	8	2,583,529.85	0.59	86.08	691
05.501-6.000	54	12,958,571.07	2.97	85.4	661
06.001-6.500	94	23,051,273.94	5.29	83.51	659
06.501-7.000	167	40,148,273.71	9.21	84.95	638
07.001-7.500	176	37,642,747.57	8.64	86.6	619
07.501-8.000	193	36,864,715.90	8.46	86.27	614
08.001-8.500	111	18,163,431.95	4.17	84.16	586
08.501-9.000	86	12,829,200.36	2.94	81.97	576
09.001-9.500	33	4,931,449.17	1.13	83.07	568
09.501-10.000	31	3,596,410.14	0.83	81.46	568
10.001-10.500	22	2,380,399.63	0.55	80.58	556
10.501-11.000	20	1,941,390.61	0.45	80.93	566
11.001-11.500	5	1,259,623.89	0.29	81.68	523
11.501-12.000	4	386,563.50	0.09	82.34	555
>12.000	8	885,318.33	0.20	80.93	534
TOTAL POOL	**2,784**	**435,795,322.90**	**100.00**	**84.49**	**636**

RBS Greenwich Capital

C-BASS 2003-6

Margin	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
N/A	1,691	218,838,832.98	50.22	84.3	649
0.000-2.500	2	525,519.58	0.12	76.92	671
02.501-3.000	6	1,470,165.41	0.34	78.68	650
03.001-3.500	14	3,489,099.95	0.80	85.57	703
03.501-4.000	5	1,727,658.48	0.40	77.37	705
04.001-4.500	9	2,316,637.81	0.53	81.15	615
04.501-5.000	50	10,673,012.83	2.45	81.19	647
05.001-5.500	477	101,830,573.90	23.37	86.99	632
05.501-6.000	241	45,228,194.89	10.38	83.9	608
06.001-6.500	126	21,250,302.55	4.88	80.09	593
06.501-7.000	107	20,119,629.84	4.62	83.69	611
07.001-7.500	15	2,499,519.48	0.57	82.13	590
07.501-8.000	15	2,588,205.62	0.59	82.92	586
08.001-8.500	9	1,460,286.08	0.34	83.69	592
08.501-9.000	8	757,423.13	0.17	79.47	551
09.001-9.500	7	825,413.34	0.19	84.13	573
09.501-10.000	1	56,324.28	0.01	74.83	601
10.501-11.000	1	138,522.75	0.03	100	607
TOTAL POOL	**2,784**	**435,795,322.90**	**100.00**	**84.49**	**636**

Prepay Term	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
0	1,078	141,189,557.95	32.40	83.95	644
3	1	95,295.39	0.02	90	540
12	135	32,822,754.61	7.53	82.7	633
24	755	139,263,523.75	31.96	85.33	621
26	1	244,496.81	0.06	100	726
30	3	709,700.57	0.16	100	735
35	2	500,279.98	0.11	100	755
36	733	111,293,086.09	25.54	84.51	643
60	75	9,596,771.49	2.20	83.37	627
99	1	79,856.26	0.02	100	623
TOTAL POOL	**2,784**	**435,795,322.90**	**100.00**	**84.49**	**636**

Lien	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
First	2,603	428,259,503.06	98.27	84.28	635
Second	181	7,535,819.84	1.73	96.16	647
TOTAL POOL	**2,784**	**435,795,322.90**	**100.00**	**84.49**	**636**

RBS Greenwich Capital

C-BASS 2003-6

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
000-120	117	4,779,286.68	1.10	73.08	632
121-180	232	20,624,981.44	4.73	81.34	647
181-240	213	11,774,417.51	2.70	92.47	635
241-300	115	12,743,379.73	2.92	85.31	644
301-340	66	6,412,848.84	1.47	87.32	594
341-360	2,039	379,248,082.71	87.02	84.48	635
>360	2	212,325.99	0.05	83.9	629
TOTAL POOL	**2,784**	**435,795,322.90**	**100.00**	**84.49**	**636**

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
5+ Units	1	85,053.53	0.02	85	670
Condo High-Rise	7	1,621,328.91	0.37	89.02	638
Condominium	168	27,339,793.40	6.27	85.92	638
Four Family	30	7,466,485.63	1.71	78.88	678
Manufactured Housing	10	666,503.24	0.15	83.36	560
Mobile Home	2	147,631.94	0.03	94.64	523
PUD	170	33,534,613.58	7.70	86.66	628
Single Family	2,171	319,330,259.76	73.28	84.42	634
Three Family	40	8,294,162.49	1.90	78.95	645
Townhouse	4	602,811.51	0.14	80.17	597
Two Family	174	35,309,858.07	8.10	84.21	645
Two-Four Family	7	1,396,820.84	0.32	84.27	624
TOTAL POOL	**2,784**	**435,795,322.90**	**100.00**	**84.49**	**636**

Occupancy	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
Investor	260	36,471,331.42	8.37	79.78	663
Primary	2,506	395,916,144.75	90.85	84.97	633
Second Home	18	3,407,846.73	0.78	78.76	652
TOTAL POOL	**2,784**	**435,795,322.90**	**100.00**	**84.49**	**636**

Loan Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
Cash Out Refinance	1,295	226,686,016.30	52.02	80.82	621
Purchase	1,264	174,086,018.68	39.95	90.04	653
Refinance	225	35,023,287.92	8.04	80.58	638
TOTAL POOL	**2,784**	**435,795,322.90**	**100.00**	**84.49**	**636**

RBS Greenwich Capital

C-BASS 2003-6

State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
Alabama	21	1,869,429.44	0.43	91.14	641
Alaska	8	507,651.71	0.12	85.05	658
Arizona	42	5,136,872.93	1.18	88.35	623
Arkansas	16	1,161,536.64	0.27	93.56	664
California	704	154,805,453.23	35.52	81.55	629
Colorado	44	7,598,603.96	1.74	87.97	643
Connecticut	22	4,653,020.28	1.07	85.93	635
Delaware	6	701,110.80	0.16	98.27	719
District of Columbia	5	977,041.91	0.22	69.94	693
Florida	223	25,683,031.65	5.89	84.24	628
Georgia	104	7,704,255.59	1.77	95.32	616
Hawaii	2	434,112.62	0.10	77.85	600
Idaho	11	857,308.77	0.20	87.23	631
Illinois	136	21,396,119.86	4.91	86	621
Indiana	38	3,852,906.58	0.88	89.35	627
Iowa	9	686,190.04	0.16	92.56	607
Kansas	7	975,081.30	0.22	85.48	607
Kentucky	20	2,151,050.87	0.49	85.76	620
Louisiana	31	2,694,860.66	0.62	93.17	645
Maine	1	60,917.69	0.01	84.72	514
Maryland	41	6,796,231.22	1.56	88.11	640
Massachusetts	31	7,182,405.64	1.65	85.01	634
Michigan	82	9,314,257.87	2.14	83.58	615
Minnesota	24	3,812,489.14	0.87	91.71	657
Mississippi	11	1,329,314.68	0.31	95.68	625
Missouri	26	3,166,628.65	0.73	90.86	631
Montana	8	812,016.43	0.19	86.74	599
Nebraska	20	1,748,987.36	0.40	92.26	654
Nevada	41	5,285,852.73	1.21	87.85	634
New Hampshire	7	1,056,356.17	0.24	90.53	588
New Jersey	119	27,874,211.12	6.40	79.72	660
New Mexico	17	2,757,554.28	0.63	87	617
New York	227	45,058,337.83	10.34	82.22	651
North Carolina	46	5,518,228.21	1.27	89.37	647
Ohio	77	8,759,310.55	2.01	91.12	656
Oklahoma	15	1,436,142.70	0.33	82.01	649
Oregon	27	3,200,103.01	0.73	84.75	634
Pennsylvania	71	7,427,699.38	1.70	94.65	682
Rhode Island	3	545,268.13	0.13	93.4	643
South Carolina	24	2,543,320.03	0.58	94.61	643
South Dakota	1	101,816.86	0.02	100	638
Tennessee	48	5,510,971.02	1.26	89.51	664
Texas	211	17,877,715.10	4.10	86.57	627
Utah	20	2,870,275.83	0.66	87.95	661
Vermont	2	167,782.23	0.04	79.56	641
Virginia	57	9,785,530.52	2.25	86.21	625
Washington	50	6,533,821.86	1.50	88.08	616
West Virginia	3	232,768.61	0.05	71.28	542
Wisconsin	24	3,150,763.56	0.72	92.79	655
Wyoming	1	32,605.65	0.01	100	642
TOTAL POOL	**2,784**	**435,795,322.90**	**100.00**	**84.49**	**636**

RBS Greenwich Capital

C-BASS 2003-6

Grade	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
A	2,465	388,035,275.91	89.04	85.2	643
B	212	32,453,280.71	7.45	80.44	583
C	82	12,428,885.32	2.85	73.85	574
D	25	2,877,880.96	0.66	80.14	521
TOTAL POOL	**2,784**	**435,795,322.90**	**100.00**	**84.49**	**636**

PMI Provider	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
FHARB	5	437,640.84	0.10	98.84	587
MGIC	26	3,861,280.66	0.89	91.8	624
No MI	2,651	408,168,019.93	93.66	83.95	634
RMIC	53	13,678,275.72	3.14	92.55	672
Radian	49	9,650,105.75	2.21	92	643
TOTAL POOL	**2,784**	**435,795,322.90**	**100.00**	**84.49**	**636**

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
1 MO LIBOR	18	5,166,385.30	1.19	82.15	695
1 Year Treasury	1	214,646.62	0.05	84.56	514
1/29 Arm	1	113,430.99	0.03	90	584
2/28 Arm	972	192,179,384.88	44.10	85.01	620
3/27 Arm	84	14,660,430.05	3.36	82.34	616
5/25 Arm	9	2,163,920.42	0.50	75.86	684
6 Month Libor	8	2,458,291.66	0.56	85.34	580
Fixed Rate	1,610	211,759,057.95	48.59	84.18	650
Fixed Rate Balloon	81	7,079,775.03	1.62	87.67	627
TOTAL POOL	**2,784**	**435,795,322.90**	**100.00**	**84.49**	**636**

C-BASS[SM]

CREDIT-BASED ASSET SERVICING AND SECURITIZATION LLC

$415,746,000 (Approximate)

C-BASS Mortgage Loan
Asset-Backed Certificates, Series 2003-CB6

Financial Asset Securities Corp.
Depositor

Credit-Based Asset Servicing and Securitization LLC
Seller

Litton Loan Servicing LP
Servicer

RBS Greenwich Capital
Lead Underwriter

Residential Funding Corporation **Blaylock Partners, L.P.**
Co-Underwriters

RBS Greenwich Capital

C-BASS 2003-6 - 90+LTV

Principal Balances ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
a. 0 - 50,000	257	8,530,080.08	4.27	97.46	619
b. 50,001 - 100,000	323	23,614,939.78	11.81	96.1	642
c. 100,001 - 150,000	252	31,329,494.73	15.67	95.47	664
d. 150,001 - 200,000	219	37,831,882.53	18.92	94.99	661
e. 200,001 - 250,000	110	24,433,366.53	12.22	94.02	651
f. 250,001 - 300,000	80	21,782,277.10	10.89	93.15	638
g. 300,001 - 350,000	62	20,073,706.89	10.04	93.53	660
h. 350,001 - 400,000	49	18,288,237.68	9.15	93.22	641
i. 400,001 - 450,000	17	7,173,478.04	3.59	92.27	656
j. 450,001 - 500,000	9	4,173,464.62	2.09	91.1	641
k. 500,001 - 550,000	4	2,076,852.36	1.04	91.32	700
l. 600,001 - 650,000	1	621,788.20	0.31	95	638
TOTAL POOL	1,383	199,929,568.54	100.00	94.46	652

Fico Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
a. FICO NA	2	65,591.70	0.03	98.06	0
b. 001 - 520	53	4,598,787.55	2.30	95.49	495
c. 521 - 540	40	3,856,781.51	1.93	93.65	533
d. 541 - 560	50	5,446,361.48	2.72	93.28	550
e. 561 - 580	67	7,267,152.82	3.63	93.48	572
f. 581 - 600	123	17,738,095.20	8.87	93.23	591
g. 601 - 620	150	23,591,581.17	11.80	93.05	610
h. 621 - 640	169	28,906,943.10	14.46	93.72	631
i. 641 - 660	187	25,540,561.90	12.77	93.73	650
j. 661 - 680	107	17,703,516.92	8.85	94.06	671
k. 681 - 700	113	16,911,544.65	8.46	95.21	692
l. 701 - 720	115	18,616,442.24	9.31	96.06	712
m. 721 - 740	90	12,558,368.29	6.28	96.23	730
n. 741 - 760	64	9,624,041.12	4.81	97.4	751
o. 761 - 780	39	5,914,197.97	2.96	97.39	769
p. 781 - 800	13	1,561,931.55	0.78	96.23	787
q. 800 +	1	27,669.37	0.01	100	809
TOTAL POOL	1,383	199,929,568.54	100.00	94.46	652

RBS Greenwich Capital

C-BASS 2003-6 - 90+LTV

LTV Ratio	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
j. 85.01 - 90.00	406	76,770,318.19	38.40	90	635
k. 90.01 - 95.00	398	60,064,489.41	30.04	94.5	645
l. 95.01 - 100.00	538	60,903,066.90	30.46	99.59	681
m. 100 +	41	2,191,694.04	1.10	106.5	592
TOTAL POOL	1,383	199,929,568.54	100.00	94.46	652

Note Rate	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
04.501-5.000	7	919,210.03	0.46	90.31	714
05.001-5.500	12	2,475,934.65	1.24	93.71	711
05.501-6.000	96	17,290,574.44	8.65	95.92	703
06.001-6.500	154	26,448,100.42	13.23	95.77	693
06.501-7.000	213	40,186,469.95	20.10	94.05	663
07.001-7.500	205	36,587,300.08	18.30	93.96	636
07.501-8.000	219	35,588,707.77	17.80	93.82	631
08.001-8.500	107	14,900,697.43	7.45	93.37	620
08.501-9.000	96	10,458,133.42	5.23	94.27	615
09.001-9.500	44	3,835,987.16	1.92	92.97	611
09.501-10.000	54	3,317,047.96	1.66	94.75	611
10.001-10.500	16	1,257,653.99	0.63	92.94	616
10.501-11.000	83	3,899,947.47	1.95	98.65	644
11.001-11.500	20	581,725.94	0.29	98.35	636
11.501-12.000	32	1,354,813.71	0.68	98.47	615
12.001-12.500	4	75,159.25	0.04	104.85	619
12.501-13.000	9	335,041.22	0.17	97	659
13.001-13.500	2	27,392.60	0.01	102.1	558
13.501-14.000	8	200,627.79	0.10	97.69	548
>14.000	2	189,043.26	0.09	99.75	601
TOTAL POOL	1,383	199,929,568.54	100.00	94.46	652

Maximum Rate	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
	930	106,989,004.44	53.51	95.78	660
11.001-11.500	2	380,677.80	0.19	96.85	727
11.501-12.000	18	2,950,216.99	1.48	97.07	725
12.001-12.500	18	3,914,852.65	1.96	96.62	708
12.501-13.000	33	7,308,746.46	3.66	93.14	678
13.001-13.500	38	8,604,054.92	4.30	93.83	660
13.501-14.000	83	20,702,828.89	10.36	92.55	644
14.001-14.500	75	16,629,558.71	8.32	92.65	626
14.501-15.000	92	18,402,539.44	9.20	92.39	627
15.001-15.500	47	7,086,939.10	3.54	91.93	603
15.501-16.000	24	4,050,465.74	2.03	91.97	609
16.001-16.500	9	1,478,830.43	0.74	90.38	605
16.501-17.000	6	682,752.16	0.34	92.03	596
17.001-17.500	3	309,093.87	0.15	90	643
17.501-18.000	4	278,717.27	0.14	94.22	615
>18.5	1	160,289.67	0.08	100	589
TOTAL POOL	1,383	199,929,568.54	100.00	94.46	652

RBS Greenwich Capital

C-BASS 2003-6 - 90+LTV

Minimum Rate	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
00.00 or N/A	949	110,263,143.48	55.15	95.73	659
04.501-5.000	4	813,965.96	0.41	90	715
05.001-5.500	4	1,180,628.07	0.59	91.19	698
05.501-6.000	32	6,803,909.42	3.40	94.61	690
06.001-6.500	42	8,662,221.68	4.33	94.67	675
06.501-7.000	84	20,345,996.67	10.18	92.33	651
07.001-7.500	81	18,195,801.50	9.10	93.03	633
07.501-8.000	96	19,540,562.75	9.77	92.71	629
08.001-8.500	43	6,646,412.81	3.32	92.41	608
08.501-9.000	21	3,775,201.84	1.89	92.22	614
09.001-9.500	10	1,730,794.40	0.87	90	595
09.501-10.000	5	598,057.52	0.30	92.67	596
10.001-10.500	6	741,677.11	0.37	90	608
10.501-11.000	4	389,605.83	0.19	94.49	573
11.501-12.000	1	81,299.83	0.04	100	595
>12.000	1	160,289.67	0.08	100	589
TOTAL POOL	**1,383**	**199,929,568.54**	**100.00**	**94.46**	**652**

Margin	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
	930	106,989,004.44	53.51	95.78	660
03.001-3.500	5	1,054,082.36	0.53	91.14	709
04.001-4.500	3	396,050.85	0.20	92.97	608
04.501-5.000	15	2,865,930.74	1.43	93.36	653
05.001-5.500	272	58,610,067.06	29.32	92.3	643
05.501-6.000	78	15,607,234.84	7.81	93.62	639
06.001-6.500	22	3,874,374.18	1.94	94.06	641
06.501-7.000	42	8,031,110.83	4.02	95.09	641
07.001-7.500	4	800,901.75	0.40	96.21	643
07.501-8.000	4	530,916.73	0.27	92.9	562
08.001-8.500	3	578,000.66	0.29	92.57	574
08.501-9.000	1	107,761.82	0.05	100	693
09.001-9.500	3	345,609.53	0.17	95.69	568
10.501-11.000	1	138,522.75	0.07	100	607
TOTAL POOL	**1,383**	**199,929,568.54**	**100.00**	**94.46**	**652**

Prepay Term	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
0	556	65,651,996.99	32.84	94.37	640
3	1	95,295.39	0.05	90	540
12	62	14,349,719.17	7.18	93.01	643
24	345	62,141,579.80	31.08	93.07	641
26	1	244,496.81	0.12	100	726
30	3	709,700.57	0.35	100	735
35	2	500,279.98	0.25	100	755
36	377	51,452,763.83	25.74	96.42	681
60	35	4,703,879.74	2.35	95.18	636
99	1	79,856.26	0.04	100	623
TOTAL POOL	**1,383**	**199,929,568.54**	**100.00**	**94.46**	**652**

RBS Greenwich Capital

C-BASS 2003-6 - 90+LTV

Lien	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
1	1,218	193,466,965.15	96.77	94.29	652
2	165	6,462,603.39	3.23	99.43	648
TOTAL POOL	**1,383**	**199,929,568.54**	**100.00**	**94.46**	**652**

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
000-120	36	1,190,692.01	0.60	98.18	627
121-180	107	7,509,096.00	3.76	96.5	647
181-240	178	8,860,107.98	4.43	97.8	633
241-300	67	4,685,272.58	2.34	95.27	631
301-340	32	3,401,973.26	1.70	95.6	613
341-360	962	174,222,533.10	87.14	94.13	654
>360	1	59,893.61	0.03	94.99	554
TOTAL POOL	**1,383**	**199,929,568.54**	**100.00**	**94.46**	**652**

RBS Greenwich Capital

C-BASS 2003-6 - 90+LTV

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
Condo High-Rise	3	870,437.64	0.44	94.47	646
Condominium	94	14,804,293.93	7.40	94.12	654
Four Family	6	1,264,289.93	0.63	90.36	693
Manufactured Housing	3	105,535.73	0.05	103.73	595
Mobile Home	2	147,631.94	0.07	94.64	523
PUD	96	16,859,914.78	8.43	94.87	645
Single Family	1,094	146,373,949.00	73.21	94.65	652
Three Family	9	2,124,766.68	1.06	93.06	659
Townhouse	1	58,956.21	0.03	94.4	633
Two Family	72	16,709,903.83	8.36	93.06	653
Two-Four Family	3	609,888.87	0.31	93.96	616
TOTAL POOL	**1,383**	**199,929,568.54**	**100.00**	**94.46**	**652**

Occupancy	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
Investor	56	7,750,208.94	3.88	91.87	683
Primary	1,320	191,141,916.59	95.60	94.58	650
Second Home	7	1,037,443.01	0.52	90.71	670
TOTAL POOL	**1,383**	**199,929,568.54**	**100.00**	**94.46**	**652**

Loan Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
Cash Out Refinance	434	74,361,208.86	37.19	93.43	643
Purchase	863	114,387,046.20	57.21	95.21	658
Refinance	86	11,181,313.48	5.59	93.6	644
TOTAL POOL	**1,383**	**199,929,568.54**	**100.00**	**94.46**	**652**

RBS Greenwich Capital

C-BASS 2003-6 - 90+LTV

State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
Alabama	13	1,122,182.15	0.56	96.06	644
Alaska	3	179,288.70	0.09	95.01	660
Arizona	22	2,486,180.96	1.24	95.59	636
Arkansas	9	898,814.13	0.45	96.97	687
California	259	53,904,546.61	26.96	92.74	641
Colorado	26	4,445,348.70	2.22	95.47	672
Connecticut	12	2,616,062.82	1.31	94.64	640
Delaware	5	635,660.80	0.32	99.64	724
District of Columbia	1	352,033.13	0.18	90	738
Florida	93	10,402,505.03	5.20	93.71	654
Georgia	94	6,990,626.49	3.50	96.81	616
Idaho	6	464,208.22	0.23	97.04	647
Illinois	66	10,644,760.37	5.32	93.42	644
Indiana	19	2,277,152.74	1.14	94.64	650
Iowa	6	549,824.12	0.28	94.75	615
Kansas	3	520,001.02	0.26	94.87	606
Kentucky	11	970,510.59	0.49	95.79	653
Louisiana	24	2,065,251.14	1.03	97.58	670
Maryland	22	3,553,851.88	1.78	96.47	667
Massachusetts	15	3,792,865.22	1.90	93.33	662
Michigan	32	3,715,595.12	1.86	93.51	638
Minnesota	18	2,875,655.29	1.44	95.72	681
Mississippi	9	1,238,989.78	0.62	96.46	625
Missouri	14	2,271,205.89	1.14	94.84	646
Montana	3	241,168.26	0.12	96.26	582
Nebraska	15	1,380,527.45	0.69	96.49	688
Nevada	25	2,901,896.44	1.45	94.7	635
New Hampshire	6	845,741.78	0.42	94.4	603
New Jersey	42	10,586,287.53	5.30	92.84	651
New Mexico	7	967,510.18	0.48	92.33	628
New York	94	19,363,759.21	9.69	93.48	651
North Carolina	29	3,746,444.31	1.87	97.24	667
Ohio	45	5,684,534.08	2.84	97.93	690
Oklahoma	8	631,951.87	0.32	97.71	698
Oregon	15	1,152,520.30	0.58	92.35	642
Pennsylvania	53	6,118,384.79	3.06	97.81	698
Rhode Island	3	545,268.13	0.27	93.4	643
South Carolina	17	1,985,565.46	0.99	97.94	661
South Dakota	1	101,816.86	0.05	100	638
Tennessee	29	3,601,880.77	1.80	97.16	706
Texas	114	8,916,034.94	4.46	96.11	642
Utah	14	1,605,594.70	0.80	97.47	694
Vermont	1	30,609.17	0.02	100	658
Virginia	33	4,944,403.75	2.47	96.04	653
Washington	30	3,321,803.84	1.66	94.82	627
Wisconsin	16	2,250,138.17	1.13	95.97	678
Wyoming	1	32,605.65	0.02	100	642
TOTAL POOL	**1,383**	**199,929,568.54**	**100.00**	**94.46**	**652**

RBS Greenwich Capital

C-BASS 2003-6 - 90+LTV

Grade	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
A	1,321	191,047,723.84	95.56	94.48	654
B	42	6,640,839.95	3.32	93.35	621
C	13	1,807,674.45	0.90	94.57	604
D	7	433,330.30	0.22	101.99	481
TOTAL POOL	1,383	199,929,568.54	100.00	94.46	652

PMI Provider	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
FHARB	5	437,640.84	0.22	98.84	587
MGIC	22	3,006,395.04	1.50	93.56	632
No MI	1,272	177,399,002.07	88.73	94.56	652
RMIC	46	12,110,161.25	6.06	93.23	670
Radian	38	6,976,369.34	3.49	94.03	634
TOTAL POOL	1,383	199,929,568.54	100.00	94.46	652

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
1 MO LIBOR	3	692,466.76	0.35	90	714
1/29 Arm	1	113,430.99	0.06	90	584
2/28 Arm	417	86,715,122.41	43.37	92.77	640
3/27 Arm	27	4,503,119.37	2.25	96.53	651
5/25 Arm	2	348,032.15	0.17	93.45	701
6 Month Libor	3	568,392.42	0.28	92.82	620
Fixed Rate	877	102,654,656.77	51.35	95.75	662
Fixed Rate Balloon	53	4,334,347.67	2.17	96.58	627
TOTAL POOL	1,383	199,929,568.54	100.00	94.46	652

C-BASS[SM]
CREDIT-BASED ASSET SERVICING AND SECURITIZATION LLC

$415,746,000 (Approximate)

C-BASS Mortgage Loan
Asset-Backed Certificates, Series 2003-CB6

Financial Asset Securities Corp.
Depositor

Credit-Based Asset Servicing and Securitization LLC
Seller

Litton Loan Servicing LP
Servicer

RBS Greenwich Capital
Lead Underwriter

Residential Funding Corporation **Blaylock Partners, L.P.**
Co-Underwriters

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

C Bass 2003-CB6 - Price/Yield - M2 BONY Stress Run

Balance	$21,789,000.00	Delay	0
Coupon	2.82	Dated	12/4/2003
Settle	12/4/2003	First Payment	12/25/2003

WAL	8.10
Mod Durn	6.345
Principal Writedown	786,485.38 (3.61%)
Total Collat Loss (Collat Maturity)	**37,024,741.66 (8.50%)**
Total Collat Liquidation (Collat Maturity)	91,233,833.72 (20.94%)
Shock(bps)	
LIBOR_1MO	Forward
LIBOR_6MO	Forward
LIBOR_1YR	Forward
CMT_1YR	Forward
Prepay (1F)	23 HEP
Prepay (1A)	28 CPR
Prepay (2F)	23 HEP
Prepay (2A)	28 CPR
Prepay (3F)	23 HEP
Default	21.25 *BONY_LOSS_CRV
Loss Severity	40%
Servicer Advances	100%
Liquidation Lag	12
Servicer Advances	100%
Liquidation Lag	12
Delinq	30%
Optional Redemption	Call (N)

ARMs: 3% for year one; 17% year two; 25% year three; 25% year four; 20% year five; and 10% year six (your call on any tail losses for the out years)

FRMs: 3% for year one; 12% year two; 20% year three; 25% year four; 20% year five; 15% year six; and 5% year seven; then your call on tail losses.

RBS Greenwich Capital

C Bass 2003-CB6 - Price/Yield - M3 "Break the Bond" run

Balance	$4,140,000.00	Delay	0
Coupon	3.07	Dated	12/4/2003
Settle	12/4/2003	First Payment	12/25/2003

WAL	9.14
Mod Durn	6.705
Principal Writedown	752.98 (0.02%)
Total Collat Loss (Collat Maturity)	**32,498,005.20 (7.46%)**
Total Collat Liquidation (Collat Maturity)	80,077,110.42 (18.37%)

LIBOR_1MO	Forward
LIBOR_6MO	Forward
LIBOR_1YR	Forward
CMT_1YR	Forward
Prepay (1F)	23 HEP
Prepay (1A)	28 CPR
Prepay (2F)	23 HEP
Prepay (2A)	28 CPR
Prepay (3F)	23 HEP
Default	18.651 *BONY_FRM_LOSS
Loss Severity	40%
Servicer Advances	100%
Liquidation Lag	12
Servicer Advances	100%
Liquidation Lag	12
Delinq	30%
Optional Redemption	Call (N)

ARMs: 3% for year one; 17% year two; 25% year three; 25% year four; 20% year five; and 10% year six (your call on any tail losses for the out years)

FRMs: 3% for year one; 12% year two; 20% year three; 25% year four; 20% year five; 15% year six; and 5% year seven; then your call on tail losses.

C-BASS[SM]
CREDIT-BASED ASSET SERVICING AND SECURITIZATION LLC

$415,746,000 (Approximate)

C-BASS Mortgage Loan
Asset-Backed Certificates, Series 2003-CB6

Financial Asset Securities Corp.
Depositor

Credit-Based Asset Servicing and Securitization LLC
Seller

Litton Loan Servicing LP
Servicer

RBS Greenwich Capital
Lead Underwriter

Residential Funding Corporation **Blaylock Partners, L.P.**
Co-Underwriters

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

C Bass 2003-CB6 - M2 BONY Stress Run, Class M-2 "Break the Bond"

Balance	$21,789,000.00	Delay	0
Coupon	2.82	Dated	12/4/2003
Settle	12/4/2003	First Payment	12/25/2003

WAL	7.35
Mod Durn	5.871
Principal Writedown	949.39 (0.00%)
Total Collat Loss (Collat Maturity)	**35,586,136.85 (8.17%)**
Total Collat Liquidation (Collat Maturity)	87,688,161.18 (20.12%)
Shock(bps)	
LIBOR_1MO	Forward
LIBOR_6MO	Forward
LIBOR_1YR	Forward
CMT_1YR	Forward
Prepay (1F)	23 HEP
Prepay (1A)	28 CPR
Prepay (2F)	23 HEP
Prepay (2A)	28 CPR
Prepay (3F)	23 HEP
Default (1F)	20.424 *BONY_LOSS_CRV
Loss Severity	40%
Servicer Advances	100%
Liquidation Lag	12
Delinq	30%
Optional Redemption	Call (N)

ARMs: 3% for year one; 17% year two; 25% year three; 25% year four; 20% year five; and 10% year six (your call on any tail losses for the out years)

FRMs: 3% for year one; 12% year two; 20% year three; 25% year four; 20% year five; 15% year six; and 5% year seven; then your call on tail losses.

C-BASS[SM]
CREDIT-BASED ASSET SERVICING AND SECURITIZATION LLC

$415,746,000 (Approximate)

C-BASS Mortgage Loan Asset-Backed Certificates, Series 2003-CB6

Financial Asset Securities Corp.
Depositor

Credit-Based Asset Servicing and Securitization LLC
Seller

Litton Loan Servicing LP
Servicer

RBS Greenwich Capital
Lead Underwriter

Residential Funding Corporation **Blaylock Partners, L.P.**
Co-Underwriters

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

C Bass 2003-CB6 - M2 BONY Stress Run

Balance	$21,789,000.00	Delay	0
Coupon	2.82	Dated	12/4/2003
Settle	12/4/2003	First Payment	12/25/2003

WAL	6.57
Mod Durn	5.476
Principal Writedown	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	**14,810,836.69 (3.40%)**
Total Collat Liquidation (Collat Maturity)	36,494,520.91 (8.37%)

Shock(bps)	
LIBOR_1MO	Forward
LIBOR_6MO	Forward
LIBOR_1YR	Forward
CMT_1YR	Forward
Prepay (1F)	23 HEP
Prepay (1A)	28 CPR
Prepay (2F)	23 HEP
Prepay (2A)	28 CPR
Prepay (3F)	23 HEP
Defaults	8.5 *BONY_FRM_LOSS
Loss Severity	40%
Servicer Advances	100%
Liquidation Lag	12
Delinq	30%
Optional Redemption	Call (N)

ARMs: 3% for year one; 17% year two; 25% year three; 25% year four; 20% year five; and 10% year six (your call on any tail losses for the out years)

FRMs: 3% for year one; 12% year two; 20% year three; 25% year four; 20% year five; 15% year six; and 5% year seven; then your call on tail losses.

C-BASS[SM]
CREDIT-BASED ASSET SERVICING AND SECURITIZATION LLC

$415,746,000 (Approximate)

C-BASS Mortgage Loan Asset-Backed Certificates, Series 2003-CB6

Financial Asset Securities Corp.
Depositor

Credit-Based Asset Servicing and Securitization LLC
Seller

Litton Loan Servicing LP
Servicer

RBS Greenwich Capital
Lead Underwriter

Residential Funding Corporation **Blaylock Partners, L.P.**
Co-Underwriters

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

CBass 2003-CB6 - Price/Yield - M2

Balance	$21,789,000.00	Delay	0	Index	LIBOR_1MO	WAC	7.384805977	WAM	338
Coupon	2.82	Dated	12/4/2003	Mult / Margin	1 / 1.70	NET	6.854808	WALA	8
Settle	12/4/2003	First Payment	12/25/2003	Cap / Floor	999 / 0				

Price	1	2	3	4	5	6	7	8	9	10	11	12
Default	11.119 CDR	12.308 CDR	14.111 CDR	16.493 CDR	11.09 CDR	12.724 CDR	6.325 CDR	7.021 CDR	8.101 CDR	5.84 CDR	6.403 CDR	7.362 CDR
WAL	11.41	9.08	6.88	10.03	9.39	7.07	13.17	10.29	7.64	13.44	10.51	7.78
Mod Durn	8.161	6.985	5.642	8.459	6.934	5.814	8.941	7.608	6.123	8.820	7.502	6.038
Principal Writedown	890.73 (0.00%)	792.58 (0.00%)	1,789.35 (0.01%)	1,624.11 (0.01%)	3,079.99 (0.01%)	1,497.41 (0.01%)	4,112.05 (0.02%)	3,484.98 (0.02%)	1,428.33 (0.01%)	4,309.54 (0.02%)	2,936.43 (0.01%)	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	60,797,983.90 (13.95%)	53,528,974.75 (12.28%)	46,981,288.66 (10.78%)	78,660,538.79 (18.05%)	49,487,944.16 (11.36%)	43,235,982.78 (9.92%)	64,833,715.98 (14.63%)	55,724,919.35 (12.79%)	48,019,788.89 (11.02%)	60,601,323.57 (13.91%)	51,573,096.75 (11.83%)	44,169,069.70 (10.14%)
Total Collat Liquidation (Collat Maturity)	149,816,820.39 (34.38%)	131,994,046.71 (30.29%)	115,903,842.89 (26.60%)	193,952,610.65 (44.51%)	122,031,064.63 (28.00%)	106,670,781.49 (24.48%)	97,935,579.91 (22.47%)	84,520,161.18 (19.39%)	72,881,932.94 (16.72%)	91,819,158.39 (21.07%)	78,224,853.62 (17.95%)	67,042,847.75 (15.38%)
LIBOR_1MO	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward
LIBOR_6MO	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward
LIBOR_1YR	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward
CMT_1YR	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward
Prepay (1F)	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM
Prepay (1A)	75 *RABBO_ARM	100 *RABBO_ARM	135 *RABBO_ARM	75 *RABBO_ARM	100 *RABBO_ARM	135 *RABBO_ARM	75 *RABBO_ARM	100 *RABBO_ARM	135 *RABBO_ARM	75 *RABBO_ARM	100 *RABBO_ARM	135 *RABBO_ARM
Prepay (2F)	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM
Prepay (2A)	75 *RABBO_ARM	100 *RABBO_ARM	135 *RABBO_ARM	75 *RABBO_ARM	100 *RABBO_ARM	135 *RABBO_ARM	75 *RABBO_ARM	100 *RABBO_ARM	135 *RABBO_ARM	75 *RABBO_ARM	100 *RABBO_ARM	135 *RABBO_ARM
Prepay (3F)	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM
Default	11.119 CDR	12.308 CDR	14.111 CDR	16.493 CDR	11.09 CDR	12.724 CDR	6.325 CDR	7.021 CDR	8.101 CDR	5.84 CDR	6.403 CDR	7.362 CDR
Loss Severity	40%	40%	40%	40%	40%	40%	65%	65%	65%	65%	65%	65%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12	12	12	12	12	12	12
Delinq	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

RABBO_FRM: new PPC for FRMs: 4% - 23% CPR months 1 - 12; 23% CPR months thereafter; 75% PPC; 100% PPC; 135% PPC
RABBO_ARM: new PPC for ARMs: 4% - 27% CPR months 1 - 12; 27% CPR months 13 - 22; 50% CPR months 23-27; 27% CPR month 28 and thereafter

RBS Greenwich Capital

CBass 2003-CB6 - Price/Yield - M3

Balance	$4,140,000.00	Delay	0	Index	LIBOR_1MO	WAC	7.364803977 WAM	338
Coupon	3.07	Dated	12/4/2003	Mult / Margin	1 / 1.95	NET	6.854808 WALA	8
Settle	12/4/2003	First Payment	12/25/2003	Cap / Floor	999 / 0			

Price	1	2	3	4	5	6
Default	10.138 CDR	11.1 CDR	12.59 CDR	15.428 CDR	9.921 CDR	11.25 CDR
WAL	16.49	13.21	10.08	14.37	13.62	10.33
Mod Durn	10.016	8.830	7.398	11.101	8.742	7.324
Principal Writedown	2,934.10 (0.07%)	2,274.92 (0.05%)	2,716.70 (0.07%)	1,175.31 (0.03%)	1,255.34 (0.03%)	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	56,956,855.49 (13.07%)	49,512,594.05 (11.36%)	42,859,602.94 (9.83%)	75,491,353.84 (17.32%)	45,399,113.71 (10.42%)	39,079,721.77 (8.97%)
Total Collat Liquidation (Collat Maturity)	140,331,219.37 (32.20%)	122,078,098.98 (28.01%)	105,728,421.62 (24.26%)	186,118,845.04 (42.71%)	111,936,370.90 (25.69%)	96,409,822.02 (22.12%)
LIBOR_1MO	Forward	Forward	Forward	Forward	Forward	Forward
LIBOR_6MO	Forward	Forward	Forward	Forward	Forward	Forward
LIBOR_1YR	Forward	Forward	Forward	Forward	Forward	Forward
CMT_1YR	Forward	Forward	Forward	Forward	Forward	Forward
Prepay (1F)	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM
Prepay (1A)	75 *RABBO_ARM	100 *RABBO_ARM	135 *RABBO_ARM	75 *RABBO_ARM	100 *RABBO_ARM	135 *RABBO_ARM
Prepay (2F)	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM
Prepay (2A)	75 *RABBO_ARM	100 *RABBO_ARM	135 *RABBO_ARM	75 *RABBO_ARM	100 *RABBO_ARM	135 *RABBO_ARM
Prepay (3F)	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM
Default	10.138 CDR	11.1 CDR	12.59 CDR	15.428 CDR	9.921 CDR	11.25 CDR
Loss Severity	40%	40%	40%	40%	40%	40%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Delinq	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Price	7	8	9	10	11	12
Default	5.832 CDR	6.398 CDR	7.292 CDR	5.323 CDR	5.785 CDR	6.567 CDR
WAL	18.71	14.83	11.10	19.03	15.09	11.29
Mod Durn	10.668	9.454	7.914	10.521	9.287	7.774
Principal Writedown	0.00 (0.00%)	2,939.11 (0.07%)	0.00 (0.00%)	1,908.15 (0.05%)	931.95 (0.02%)	209.84 (0.01%)
Total Collat Loss (Collat Maturity)	60,528,229.32 (13.89%)	51,529,469.38 (11.82%)	43,792,179.27 (10.05%)	56,158,218.20 (12.89%)	47,287,603.07 (10.85%)	39,915,004.77 (9.16%)
Total Collat Liquidation (Collat Maturity)	91,705,104.07 (21.04%)	78,151,262.35 (17.93%)	66,462,461.62 (15.25%)	85,073,930.74 (19.52%)	71,719,270.22 (16.46%)	60,582,816.95 (13.90%)
LIBOR_1MO	Forward	Forward	Forward	Forward	Forward	Forward
LIBOR_6MO	Forward	Forward	Forward	Forward	Forward	Forward
LIBOR_1YR	Forward	Forward	Forward	Forward	Forward	Forward
CMT_1YR	Forward	Forward	Forward	Forward	Forward	Forward
Prepay (1F)	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM
Prepay (1A)	75 *RABBO_ARM	100 *RABBO_ARM	135 *RABBO_ARM	75 *RABBO_ARM	100 *RABBO_ARM	135 *RABBO_ARM
Prepay (2F)	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM
Prepay (2A)	75 *RABBO_ARM	100 *RABBO_ARM	135 *RABBO_ARM	75 *RABBO_ARM	100 *RABBO_ARM	135 *RABBO_ARM
Prepay (3F)	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM
Default	5.832 CDR	6.398 CDR	7.292 CDR	5.323 CDR	5.785 CDR	6.567 CDR
Loss Severity	65%	65%	65%	65%	65%	65%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Delinq	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

RABBO_FRM: new PPC for FRMs: 4% - 23% CPR months 1 - 12; 23% CPR months thereafter; 75% PPC; 100% PPC; 135% PPC

RABBO_ARM: new PPC for ARMs: 4% - 27% CPR months 1 - 12; 27% CPR months 13 - 22; 50% CPR months 23-27; 27% CPR month 28 and thereafter

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates.
GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

RBS Greenwich Capital

CBass 2003-CB6 - Price/Yield - M4

Balance	$5,447,000.00	Delay	0	Index	LIBOR_1MO	WAC	7.364805977	WAM	338
Coupon	3.72	Dated	12/4/2003	Mult / Margin	1 / 2.60	NET	6.854808	WALA	6
Settle	12/4/2003	First Payment	12/25/2003	Cap / Floor	999 / 0				

Price	1	2	3	4	5	6	7	8	9	10	11	12
Default	8.973 CDR	9.839 CDR	10.709 CDR	14.023 CDR	8.485 CDR	9.428 CDR	5.243 CDR	5.63 CDR	6.273 CDR	4.69 CDR	4.998 CDR	5.582 CDR
WAL	16.31	13.08	9.94	14.21	13.47	10.21	18.26	14.44	10.83	18.58	14.73	10.99
Mod Durn	9.584	8.503	7.164	10.485	8.433	7.111	10.122	8.999	7.576	9.985	8.868	7.462
Principal Writedown	0.00 (0.00%)	2,781.99 (0.05%)	2,099.49 (0.04%)	287.78 (0.01%)	0.00 (0.00%)	1,544.94 (0.03%)	7,119.98 (0.13%)	0.00 (0.00%)	4,348.90 (0.08%)	738.80 (0.01%)	4,281.01 (0.08%)	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	52,111,261.23 (11.96%)	44,373,109.83 (10.18%)	37,502,658.24 (8.61%)	71,050,758.71 (16.30%)	40,083,654.53 (9.20%)	33,682,155.30 (7.73%)	55,450,914.31 (12.72%)	46,184,431.51 (10.60%)	38,307,692.17 (8.79%)	50,507,037.01 (11.59%)	41,642,652.58 (9.56%)	34,378,252.47 (7.89%)
Total Collat Liquidation (Collat Maturity)	128,368,331.34 (29.46%)	109,391,785.59 (25.10%)	92,505,270.59 (21.23%)	175,144,275.00 (40.19%)	98,818,162.37 (22.67%)	83,096,181.90 (19.07%)	84,001,439.81 (19.28%)	70,038,426.18 (16.07%)	58,135,251.90 (13.34%)	76,503,757.72 (17.55%)	63,151,368.10 (14.49%)	52,172,825.82 (11.97%)
LIBOR_1MO	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward
LIBOR_6MO	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward
LIBOR_1YR	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward
CMT_1YR	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward
Prepay (1F)	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM
Prepay (1A)	75 *RABBO_ARM	100 *RABBO_ARM	135 *RABBO_ARM	75 *RABBO_ARM	100 *RABBO_ARM	135 *RABBO_ARM	75 *RABBO_ARM	100 *RABBO_ARM	135 *RABBO_ARM	75 *RABBO_ARM	100 *RABBO_ARM	135 *RABBO_ARM
Prepay (2F)	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM
Prepay (2A)	75 *RABBO_ARM	100 *RABBO_ARM	135 *RABBO_ARM	75 *RABBO_ARM	100 *RABBO_ARM	135 *RABBO_ARM	75 *RABBO_ARM	100 *RABBO_ARM	135 *RABBO_ARM	75 *RABBO_ARM	100 *RABBO_ARM	135 *RABBO_ARM
Prepay (3F)	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM
Default	8.973 CDR	9.839 CDR	10.709 CDR	14.023 CDR	8.485 CDR	9.428 CDR	5.243 CDR	5.63 CDR	6.273 CDR	4.69 CDR	4.998 CDR	5.582 CDR
Loss Severity	40%	40%	40%	40%	40%	40%	65%	65%	65%	65%	65%	65%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12	12	12	12	12	12	12
Delinq	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

RABBO_FRM: new PPC for FRMs: 4% - 23% CPR months 1 - 12; 23% CPR months thereafter, 75% PPC; 100% PPC; 135% PPC
RABBO_ARM: new PPC for ARMs: 4% - 27% CPR months 1 - 12; 27% CPR months 13 - 22; 50% CPR months 23-27; 27% CPR month 28 and thereafter

RBS Greenwich Capital

CBass 2003-CB6 - Price/Yield - M5

Balance	$4,575,000.00	Delay	0	Index	LIBOR_1MO	WAC	7.364805977	WAM	338
Coupon	4.37	Dated	12/4/2003	Mult / Margin	1 / 3.25	NET	6.854808	WALA	8
Settle	12/4/2003	First Payment	12/25/2003	Cap / Floor	999 / 0				

Price	1	2	3	4	5	6
Default	8.129 CDR	8.538 CDR	9.24 CDR	12.87 CDR	7.357 CDR	8 CDR
WAL	17.27	13.89	10.58	15.09	14.34	10.87
Mod Durn	9.517	8.546	7.291	10.412	8.543	7.298
Principal Writedown	1,834.62 (0.04%)	11.89 (0.00%)	0.00 (0.00%)	1,370.71 (0.03%)	2,818.38 (0.06%)	1,314.05 (0.03%)
Total Collat Loss (Collat Maturity)	48,390,982.19 (11.10%)	40,270,695.04 (9.24%)	33,102,998.37 (7.60%)	67,164,722.86 (15.41%)	35,661,892.38 (8.18%)	29,234,534.50 (6.71%)
Total Collat Liquidation (Collat Maturity)	119,168,218.44 (27.35%)	99,267,402.20 (22.78%)	81,646,700.02 (18.74%)	165,542,244.74 (37.99%)	87,904,456.35 (20.17%)	72,109,149.40 (16.55%)
LIBOR_1MO	Forward	Forward	Forward	Forward	Forward	Forward
LIBOR_6MO	Forward	Forward	Forward	Forward	Forward	Forward
LIBOR_1YR	Forward	Forward	Forward	Forward	Forward	Forward
CMT_1YR	Forward	Forward	Forward	Forward	Forward	Forward
Prepay (1F)	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM
Prepay (1A)	75 *RABBO_ARM	100 *RABBO_ARM	135 *RABBO_ARM	75 *RABBO_ARM	100 *RABBO_ARM	135 *RABBO_ARM
Prepay (2F)	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM
Prepay (2A)	75 *RABBO_ARM	100 *RABBO_ARM	135 *RABBO_ARM	75 *RABBO_ARM	100 *RABBO_ARM	135 *RABBO_ARM
Prepay (3F)	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM
Default	8.129 CDR	8.538 CDR	9.24 CDR	12.87 CDR	7.357 CDR	8 CDR
Loss Severity	40%	40%	40%	40%	40%	40%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Delinq	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Price	7	8	9	10	11	12
Default	4.809 CDR	5.044 CDR	5.468 CDR	4.224 CDR	4.382 CDR	4.781 CDR
WAL	19.08	15.18	11.39	19.43	15.48	11.58
Mod Durn	9.951	8.958	7.638	9.864	8.890	7.590
Principal Writedown	338.45 (0.01%)	559.88 (0.01%)	2,607.38 (0.06%)	0.00 (0.00%)	3,660.74 (0.08%)	189.86 (0.00%)
Total Collat Loss (Collat Maturity)	51,583,741.93 (11.84%)	41,971,134.42 (9.63%)	33,843,353.29 (7.77%)	46,195,085.86 (10.60%)	37,070,189.71 (8.51%)	29,827,021.31 (6.84%)
Total Collat Liquidation (Collat Maturity)	78,135,149.29 (17.93%)	63,644,342.57 (14.60%)	51,357,858.15 (11.78%)	69,983,931.83 (16.05%)	56,212,456.24 (12.90%)	45,266,069.17 (10.39%)
LIBOR_1MO	Forward	Forward	Forward	Forward	Forward	Forward
LIBOR_6MO	Forward	Forward	Forward	Forward	Forward	Forward
LIBOR_1YR	Forward	Forward	Forward	Forward	Forward	Forward
CMT_1YR	Forward	Forward	Forward	Forward	Forward	Forward
Prepay (1F)	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM
Prepay (1A)	75 *RABBO_ARM	100 *RABBO_ARM	135 *RABBO_ARM	75 *RABBO_ARM	100 *RABBO_ARM	135 *RABBO_ARM
Prepay (2F)	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM
Prepay (2A)	75 *RABBO_ARM	100 *RABBO_ARM	135 *RABBO_ARM	75 *RABBO_ARM	100 *RABBO_ARM	135 *RABBO_ARM
Prepay (3F)	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM	75 *RABBO_FRM	100 *RABBO_FRM	135 *RABBO_FRM
Default	4.809 CDR	5.044 CDR	5.468 CDR	4.224 CDR	4.382 CDR	4.781 CDR
Loss Severity	65%	65%	65%	65%	65%	65%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Delinq	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

RABBO_FRM new PPC for FRMs: 4% - 23% CPR months 1 - 12; 23% CPR months thereafter; 75% PPC; 100% PPC; 135% PPC

RABBO_ARM new PPC for ARMs: 4% - 27% CPR months 1 - 12; 27% CPR months 13 - 22; 50% CPR months 23-27; 27% CPR month 28 and thereafter

C-BASS[SM]
CREDIT-BASED ASSET SERVICING AND SECURITIZATION LLC

$415,746,000 (Approximate)

C-BASS Mortgage Loan
Asset-Backed Certificates, Series 2003-CB6

Financial Asset Securities Corp.
Depositor

Credit-Based Asset Servicing and Securitization LLC
Seller

Litton Loan Servicing LP
Servicer

RBS Greenwich Capital
Lead Underwriter

Residential Funding Corporation **Blaylock Partners, L.P.**
Co-Underwriters

Preliminary Term Sheet - ***Date Prepared: November 20, 2003***

C-BASS Mortgage Loan
Asset-Backed Certificates, Series 2003-CB6
$415,746,000 (Approximate)

Publicly Offered Certificates

Class[1,3]	Principal Amount ($)	WAL (Years) Call/Mat[2]	Payment Window (Mths) Call/Mat[2]	Certificate Type	Expected Rating S&P/Moody's/Fitch
1AV-1	$134,751,000	2.36/2.54	1-91/1-192	Floating Rate Senior	AAA / Aaa / AAA
2AV-1	$61,200,000	1.00/1.00	1-27/1-27	Floating Rate Senior	AAA / Aaa / AAA
2AV-2	$38,799,000	4.67/5.18	27-91/27-196	Floating Rate Senior	AAA / Aaa / AAA
AF-1	$49,500,000	0.80/0.80	1-20/1-20	Floating Rate Senior	AAA / Aaa / AAA
AF-2	$19,600,000	2.00/2.00	20-29/20-29	Fixed Rate Senior	AAA / Aaa / AAA
AF-3	$17,550,000	3.00/3.00	29-48/29-48	Fixed Rate Senior	AAA / Aaa / AAA
AF-4	$12,930,000	5.00/5.00	48-78/48-78	Fixed Rate Senior	AAA / Aaa / AAA
AF-5	$10,318,000	7.44/10.57	78-91/78-216	Fixed Rate Senior	AAA / Aaa / AAA
AF-6	$9,000,000	6.33/6.66	40-91/40-214	Fixed Rate Senior NAS	AAA / Aaa / AAA
M-1	$26,147,000	5.11/5.65	40-91/40-179	Floating Rate Subordinate	AA / Aa2 / AA
M-2	$21,789,000	5.05/5.52	38-91/38-153	Floating Rate Subordinate	A / A2 / A
M-3	$4,140,000	5.03/5.45	38-91/38-134	Floating Rate Subordinate	A- / A3 / A-
M-4	$5,447,000	5.03/5.41	38-91/38-130	Floating Rate Subordinate	BBB+ / Baa1 / BBB+
M-5	$4,575,000	5.02/5.35	37-91/37-122	Floating Rate Subordinate	BBB / Baa2 / BBB
M-6	$8,715,000	Not Marketed Hereby		Floating Rate Subordinate	BB+ / Baa3 / BBB-
Total	**$415,746,000**				

(1) *The Class 1AV-1Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein), the Class 2AV-1 and Class 2AV-2 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein), and the Class AF-1, Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates are backed primarily by the cash flow from the Group III Mortgage Loans (as defined herein). The Subordinate Certificates are backed by the cash flows from the Group I Mortgage Loans, Group II Mortgage Loans and the Group III Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance and final rating agency approval.*

(2) *The WAL and Payment Windows for the Certificates are shown to the Clean-up Call Date (as described herein) and to maturity. See Pricing Prepayment Speed herein.*

(3) *The Certificates, other than the Class M-6 Certificates, are priced to the Clean-up Call Date and the Class M-6 Certificates are priced to maturity. The margin on the Class 1AV-1, Class 2AV-1, Class 2AV-2, Class AF-1 will double, the Subordinate Certificates will be equal to 1.5x the original margin and the fixed rate on the Class AF-5 and Class AF-6 Certificates will increase by 0.50% after the Clean-up Call Date.*

Depositor:	Financial Asset Securities Corp.
Seller:	Credit-Based Asset Servicing and Securitization LLC.
Servicer:	Litton Loan Servicing LP, a subsidiary of the Seller.
Lead Underwriter:	Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***")
Co-Underwriters:	Residential Funding Corporation and Blaylock Partners, L.P.
Trustee:	JP Morgan Chase
Custodian:	The Bank of New York
Certificates:	The Class 1AV-1 Certificates (the "***Group I Certificates***"), the Class 2AV-1 and Class 2AV-2 Certificates (the "***Group II Certificates***"), the Class AF-1, Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates (the "***Group III Certificates***" and together with the Group I and Group II Certificates, the "***Senior Certificates***"), and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 Certificates (together, the "***Subordinate Certificates***"). The Senior Certificates and the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates are referred to herein as the "***Offered Certificates.***"
Federal Tax Status:	The Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	The close of business on November 1, 2003.
Expected Closing Date:	On or about December 4, 2003.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in December 2003.
Accrued Interest:	The price to be paid by investors for the Group III Certificates, other than the Class AF-1 Certificates will include accrued interest from November 1, 2003 up to, but not including, the Closing Date (33 days). The price to be paid by investors for the Class 1AV-1, Class 2AV-1, Class 2AV-2, Class AF-1 and Subordinate Certificates will not include accrued interest (settling flat).

Interest Accrual Period: The interest accrual period for the Group III Certificates, other than the Class AF-1 Certificates will be the calendar month preceding the related Distribution Date (on a 30/360 basis). The interest accrual period for each Distribution Date with respect to the Class 1AV-1, Class 2AV-1, Class 2AV-2, Class AF-1 and Subordinate Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).

ERISA Eligibility: The Senior Certificates are expected to be ERISA eligible.

SMMEA Eligibility: The Certificates are not expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for an optional call of the Mortgage Loans and the retirement of the Offered Certificates (the "***Optional Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Clean-up Call Date***").

Pricing Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 100% HEP (100% HEP: 2.3% - 23% CPR over 10 months, 23% thereafter)
ARM Loans: 100% PPC (28% CPR)

Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the mortgage loans described herein was approximately $435,795,323 of primarily first lien and second lien, fixed rate and hybrid adjustable rate, conforming and non-conforming mortgage loans (the "***Mortgage Loans***"). See attached collateral descriptions for more information.

The Mortgage Loans will be divided into the Group I Mortgage Loans, Group II Mortgage Loans and Group III Mortgage Loans.

As of the Cut-off Date, the "***Group I Mortgage Loans***" consisted primarily of first lien and second lien, fixed rate and hybrid adjustable rate, conforming mortgage loans with an aggregate principal balance of approximately $166,052,274. Approximately 20.00% of the Group I Mortgage Loans have fixed rates and approximately 80.00% of the Group I Mortgage Loans have adjustable rates which are generally fixed for an initial period. Approximately 90.18% of the Group I Mortgage Loans with hybrid adjustable rates have an initial rate adjustment occurring approximately two years following origination, approximately 8.44% of the Group I Mortgage Loans with hybrid adjustable rates have an initial rate adjustment occurring approximately three years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

As of the Cut-off Date, the "***Group II Mortgage Loans***" consisted primarily of first lien and second lien, fixed rate and hybrid adjustable rate, conforming and non-conforming mortgage loans with an aggregate principal balance of approximately $123,226,621. Approximately 31.74% of the Group II Mortgage Loans have fixed rates and approximately 68.26% of the Group II Mortgage Loans have adjustable rates which are generally fixed for an initial period. Approximately 94.85% of the Group II Mortgage Loans with hybrid adjustable rates have an initial rate adjustment occurring approximately two years following origination, approximately 4.68% of the Group II Mortgage Loans with hybrid adjustable rates have an initial rate adjustment occurring approximately three years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

As of the Cut-off Date, the "***Group III Mortgage Loans***" consisted primarily of first lien and second lien, fixed rate conforming mortgage loans with an aggregate principal balance of approximately $146,516,428.

Pass-Through Rate: The "***Pass-Through Rate***" on each Class of Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate: The "***Formula Rate***" on each Class of Certificates will be equal to the lesser of (i) the Base Rate for such Class and (ii) the Maximum Cap.

Base Rate: The "***Base Rate***" for the Class 1AV-1, Class 2AV-1, Class 2AV-2, Class AF-1 and Subordinate Certificates is One Month LIBOR plus the related margin and the Base Rate for the Group III Certificates, other than the Class AF-1 Certificates is a fixed rate.

Net WAC Rate:

The "***Net WAC Rate***" will be equal to:

(i) With respect to the Class 1AV-1 Certificates, the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual /360 basis,

(ii) With respect to the Class 2AV-1 and Class 2AV-2 Certificates, the weighted average of the Adjusted Net Mortgage Rates of the Group II Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual /360 basis,

(iii) With respect to the Group III Certificates, the weighted average of the Adjusted Net Mortgage Rates of the Group III Mortgage Loans, adjusted in the case of the Class AF-1 Certificates to an effective rate reflecting the accrual of interest on an actual /360 basis, and

(iv) With respect to the Subordinate Certificates, the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans, Group II Mortgage Loans and the Group III Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the aggregate certificate principal balance of the related Senior Certificates, adjusted to an effective rate reflecting the accrual of interest on an actual /360 basis.

Maximum Cap:

The "***Maximum Cap***" will be equal to:

(i) With respect to each Class of Senior Certificates, the weighted average of the Adjusted Net Maximum Mortgage Rates of the related Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis in the case of the Class 1AV-1, Class 2AV-1, Class 2AV-2 and Class AF-1 Certificates).

(ii) With respect to each Class of Subordinate Certificates, the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans, Group II Mortgage Loans and the Group III Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the aggregate certificate principal balance of the related Senior Certificates, adjusted to an effective rate reflecting the accrual of interest on an actual /360 basis.

Adjusted Net Mortgage Rate:

The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Adjusted Net Maximum Mortgage Rate:

The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Net WAC Rate Carryover Amount:

If, on any Distribution Date, the related Pass-Through Rate for any Class of Senior or Subordinate Certificates is limited by the related Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the related Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreements:

On the Closing Date, the Trust will enter into four "***Yield Maintenance Agreements***" to make payments in respect of any Net WAC Rate Carryover Amounts on the related Senior and Subordinate Certificates, other than the Class AF-2 through AF-6 Certificates, to the extent necessary on the Distribution Dates occurring (a) with respect to the Class 1AV-1 Certificates, from December 2003 to December 2005, (b) with respect to the Class 2AV-1 and Class 2AV-2 Certificates, from December 2003 to June 2006 (c) with respect to the Class AF-1 Certificates, from December 2003 to July 2005 and (d) with respect to the Subordinate Certificates, from December 2003 to October 2006. On each such Distribution Date, the counterparty to any Yield Maintenance Agreements will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum rate specified on the related Yield Maintenance Agreement Schedule over (ii) the strike price for such Distribution Date specified on the related Yield Maintenance Agreement Schedule, accrued during the related Interest Accrual Period for the Senior and Subordinate Certificates and (b) the notional balance for such Distribution Date specified on the related Yield Maintenance Agreement Schedule and (c) the actual number of days in the related Interest Accrual Period divided by 360.

Advances:

The servicer is generally required to advance delinquent payments of principal and interest on any mortgage loan, up to an amount equal to one half of the related servicing fee for such Distribution Date. The servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement. The servicer will not make any advances with respect to simple interest mortgage loans, will make only limited advances with respect to the unpaid principal balance remaining at maturity of a balloon loan and will only advance interest with respect to second lien mortgage loans and REO properties.

In addition, the servicer will not cover shortfalls in interest collections due to the application of the Soldiers' and Sailors' Civil Relief Act of 1940, as amended, and any comparable state law. This may result in interest shortfalls on the mortgage loans, which, in turn will be allocated ratably in reduction of accrued interest on all classes of interest-bearing certificates (including the Senior Certificates), irrespective of the availability of excess cash flow or other credit enhancement.

Credit Enhancement:

Consists of the following:

1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination

Excess Cashflow:

The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Senior Certificates and Subordinate Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately [2.60%] of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Target, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Target is reached.

Required Overcollateralization Target:

On any Distribution Date, the "***Required Overcollateralization Target***" is equal to:

(i) prior to the Stepdown Date, [2.60%] of the aggregate principal balance of the Mortgage Loans as of the Closing Date, and
(ii) on or after the Stepdown Date, if no Trigger Event has occurred and is continuing, the greater of:
   (a) [5.20%] of the current balance of the Mortgage Loans;
   (b) 0.50% of the initial balance of the Mortgage Loans (the "OC Floor"), and
(iii) during the occurrence and continuation of a Trigger Event, the Required Overcollateralization Target as of the previous Distribution Date.

Stepdown Date:

The earlier to occur of

(i) the Distribution Date on which the principal balance of the Senior Certificates has been reduced to zero and
(ii) the later to occur of
   (x) the Distribution Date occurring in December 2006 and
   (y) the first Distribution Date on which the Credit Enhancement Percentage with respect to the Senior Certificates is at least [37.70%].

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date and any Certificate is equal to (i) the sum of (a) the aggregate principal balance of the Certificates subordinate to such Certificate and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

	Initial Credit Enhancement Percentage	Credit Enhancement Percentage on or After Stepdown Date
Senior	[18.85%]	[37.70%]
M-1	[12.85%]	[25.70%]
M-2	[7.85%]	[15.70%]
M-3	[6.90%]	[13.80%]
M-4	[5.65%]	[11.30%]
M-5	[4.60%]	[9.20%]
M-6	[2.60%]	[5.20%]

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [43.00]%** of the current Credit Enhancement Percentage with respect to the Senior Certificates or (ii) cumulative realized losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date for the related Distribution Date are greater than:

Distribution Date	Percentage**
December 2006 – November 2007	[2.75]%
December 2007 – November 2008	[4.50]%
December 2008 – November 2009	[6.00]%
December 2009 and thereafter	[6.75]%

***Subject to final Rating Agency approval.*

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class M-6 Certificates, second to the Class M-5 Certificates, third to the Class M-4 Certificates, fourth to the Class M-3 Certificates, fifth to the Class M-2 Certificates and sixth, to the Class M-1 Certificates.

Any such reduction of a Certificate Principal Balance due to Realized Losses will not be reversed or reinstated. However, on future distribution dates, certificateholders of the related class may receive amounts in respect of prior reductions in the related Certificate Principal Balances as described above.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds as follows: first, to pay servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest to the Senior Certificates, generally from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates, seventh, monthly interest to the Class M-5 Certificates and eighth, monthly interest to the Class M-6 Certificates. Prior to being available for distribution to the Subordinate Certificates, interest funds will be distributed to the Senior Certificates on a pro-rata basis from the unrelated loan groups, to the extent monthly interest and any previously unpaid interest are not received from the related loan group.
2) Principal funds, as follows: in each case as described under "Principal Paydown", first, monthly principal to the Senior Certificates, generally from the related loan group, second, monthly principal to the Class M-1 Certificates, third, monthly principal to the Class M-2 Certificates, fourth, monthly principal to the Class M-3 Certificates, fifth, monthly principal to the Class M-4 Certificates, sixth, monthly principal to the Class M-5 Certificates and seventh, monthly principal to the Class M-6 Certificates.
3) Excess Cashflow as follows: in each case as described under "Principal Paydown", first, as principal to the Offered Certificates to build the Overcollateralization Amount in the order of priority described below, second, any previously unpaid interest sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates, in that order, third any unpaid applied Realized Loss amount sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates, in that order.
4) Any proceeds from the Yield Maintenance Agreements will be distributed to pay any Net WAC Rate Carryover Amount to the related Certificates as described under "Net WAC Rate Carryover Paydown".
5) To the extent available, any remaining Excess Cashflow and, if applicable, any remaining proceeds from the Yield Maintenance Agreements to pay any Net WAC Rate Carryover Amount, first to the Senior Certificates, *pro rata,* then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates and lastly to the Class M-6 Certificates.
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

Principal allocated to the Group I Certificates will be distributed to the Class 1AV-1 Certificates until the aggregate principal balance thereof has been reduced to zero, principal allocated to the Group II Certificates will be distributed sequentially, first, to the Class 2AV-1 and then Class 2AV-2 Certificates until the aggregate principal balances thereof have been reduced to zero, and principal allocated to the Group III Certificates will be distributed first, the Class AF–6 Distribution Amount to the Class AF–6 Certificates, and then sequentially to the Class AF-1, Class AF–2, Class AF–3, Class AF–4, Class AF–5 and Class AF–6 Certificates until the aggregate principal balances thereof have been reduced to zero.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates, generally based on the principal collected in the related loan group, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority, in each case until the respective certificates have been retired: first to the Class M-1 Certificates, second to the Class M-2 Certificates, third to the Class M-3 Certificates, fourth to the Class M-4 Certificates, fifth Class M-5 Certificates and sixth Class M-6 Certificates. Prior to being available for distribution to the Subordinate Certificates, funds will be distributed to the Senior Certificates on a pro-rata basis from the unrelated loan groups until all Senior Certificates have been retired.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates, generally based on the principal collected in the related loan group, such that the Senior Certificates will have at least [37.70]% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least [25.70]% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least [15.70]% credit enhancement, fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least [13.80]% credit enhancement, fifth to the Class M-4 Certificates such that the Class M-4 Certificates will have at least [11.30]% credit enhancement, sixth to the Class M-5 Certificates such that the Class M-5 Certificates will have at least [9.20]% credit enhancement and seventh to the Class M-6 Certificates such that the Class M-6 Certificates will have at least [5.20]% credit enhancement (subject, in each case, to any overcollateralization floors). Prior to being available for distribution to the Subordinate Certificates, funds will be distributed to the Senior Certificates on a pro-rata basis from the unrelated loan groups until all Senior Certificates have at least [37.70]% credit enhancement.

Class AF–6 Distribution Amount:

For any Distribution Date, is equal to the product of (i) a fraction, the numerator of which is the Class AF–6 Certificate principal balance and the denominator of which is the aggregate principal balance of the Group III Certificates in each case immediately prior to the Distribution Date and (ii) the principal allocable to the Group III Certificates for such Distribution Date and (iii) the applicable percentage for the Distribution Date set forth in the following table:

Distribution Date	Percentage
1–36	0%
37–60	45%
61–72	80%
73–84	100%
85 and after	300%

Net WAC Rate Carryover Amount Paydown:

From each Yield Maintenance Agreement to the related Certificates, an amount up to the related Net WAC Rate Carryover Amount on any Certificate will be distributed as follows:

(i) with respect to each of the Class 1AV-1 or Class AF-1 Certificates, all distributions received from related Yield Maintenance Agreements,

(ii) with respect to the Group II Certificates, distributions will be paid pro-rata based on Certificate principal balance, and

(iii) with respect to the Subordinate Certificates, distributions will be paid (a) first, to the Subordinate Certificates pro-rata based on Certificate principal balance and (b) second, sequentially to the Subordinate Certificates in the following order of priority: first to the Class M-1 Certificates, second to the Class M-2 Certificates, third to the Class M-3 Certificates, fourth to the Class M-4 Certificates, fifth Class M-5 Certificates and sixth Class M-6 Certificates.

Effective Net WAC Cap Schedule

Period	Class 1AV-1 Certs Effective Net WAC Cap Schedule [1]	Group II Certs Effective Net WAC Cap Schedule [1]	Class AF-1 Certs Effective Net WAC Cap Schedule [1]	Subordinate Certs Effective Net WAC Cap Schedule [1]
1	9.00%	9.00%	8.00%	9.00%
2	9.00%	9.00%	8.00%	9.00%
3	9.00%	9.00%	8.00%	9.00%
4	9.00%	9.00%	8.00%	9.00%
5	9.00%	9.00%	8.00%	9.00%
6	9.00%	9.00%	8.00%	9.00%
7	9.00%	9.00%	8.00%	9.00%
8	9.00%	9.00%	8.00%	9.00%
9	9.00%	9.00%	8.00%	9.00%
10	9.00%	9.00%	8.00%	9.00%
11	9.00%	9.00%	8.00%	9.00%
12	9.00%	9.00%	8.00%	9.00%
13	9.00%	9.00%	8.00%	9.00%
14	9.00%	9.00%	8.00%	9.00%
15	9.00%	9.00%	8.00%	9.00%
16	9.00%	9.00%	8.00%	9.00%
17	9.00%	9.00%	8.00%	9.00%
18	9.00%	9.00%	8.00%	9.00%
19	9.00%	9.00%	8.00%	9.00%
20	9.00%	9.00%	8.00%	9.00%
21	9.00%	9.00%	8.00%	9.00%
22	9.00%	9.00%	N/A	9.00%
23	9.00%	9.00%	N/A	9.00%
24	9.00%	9.00%	N/A	9.00%
25	9.00%	9.00%	N/A	9.00%
26	9.25%	9.00%	N/A	9.00%
27	9.36%	9.00%	N/A	9.00%
28	9.36%	9.00%	N/A	9.00%
29	9.37%	9.00%	N/A	9.00%
30	9.50%	9.00%	N/A	9.00%

(Continued on next page)

(1) The Effective Net WAC Cap Schedule is calculated assuming current rate for all indices is 20.00% and is run at the pricing speed of 100% FRM HEP and 28% ARM CPR to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreements.

Effective Net WAC Cap Schedule

Period	Class 1AV-1 Certs Effective Net WAC Cap Schedule (1)	Group II Certs Effective Net WAC Cap Schedule (1)	Class AF-1 Certs Effective Net WAC Cap Schedule (1)	Subordinate Certs Effective Net WAC Cap Schedule (1)
31	9.50%	9.00%	N/A	9.00%
32	10.34%	9.10%	N/A	9.00%
33	10.44%	9.63%	N/A	9.00%
34	10.44%	9.66%	N/A	9.00%
35	10.45%	9.67%	N/A	9.00%
36	10.52%	9.70%	N/A	9.00%
37	10.52%	9.71%	N/A	9.01%
38	11.35%	9.94%	N/A	9.31%
39	11.44%	10.46%	N/A	9.44%
40	11.44%	10.47%	N/A	9.43%
41	11.45%	10.48%	N/A	9.43%
42	11.52%	10.51%	N/A	9.46%
43	11.51%	10.51%	N/A	9.46%
44	11.98%	10.66%	N/A	9.66%
45	12.03%	10.93%	N/A	9.75%
46	12.03%	10.94%	N/A	9.74%
47	12.03%	10.93%	N/A	9.74%
48	12.09%	10.96%	N/A	9.76%
49	12.08%	10.95%	N/A	9.76%
50	12.08%	10.94%	N/A	9.75%
51	12.07%	10.94%	N/A	9.74%
52	12.07%	10.94%	N/A	9.74%
53	12.07%	10.93%	N/A	9.73%
54	12.09%	10.93%	N/A	9.73%
55	12.08%	10.94%	N/A	9.73%
56	12.10%	10.93%	N/A	9.73%
57	12.09%	10.92%	N/A	9.72%
58	12.09%	10.92%	N/A	9.72%
59	12.10%	10.91%	N/A	9.72%
60	12.09%	10.90%	N/A	9.71%

(Continued on next page)

(1) The Effective Net WAC Cap Schedule is calculated assuming current rate for all indices is 20.00% and is run at the pricing speed of 100% FRM HEP and 28% ARM CPR to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreements.

Effective Net WAC Cap Schedule

Period	Class 1AV-1 Certs Effective Net WAC Cap Schedule (1)	Group II Certs Effective Net WAC Cap Schedule (1)	Class AF-1 Certs Effective Net WAC Cap Schedule (1)	Subordinate Certs Effective Net WAC Cap Schedule (1)
61	12.09%	10.90%	N/A	9.70%
62	12.08%	10.89%	N/A	9.69%
63	12.07%	10.89%	N/A	9.69%
64	12.07%	10.88%	N/A	9.68%
65	12.07%	10.87%	N/A	9.67%
66	12.06%	10.87%	N/A	9.67%
67	12.05%	10.86%	N/A	9.66%
68	12.05%	10.85%	N/A	9.65%
69	12.05%	10.85%	N/A	9.65%
70	12.04%	10.84%	N/A	9.64%
71	12.04%	10.83%	N/A	9.63%
72	12.03%	10.83%	N/A	9.63%
73	12.03%	10.82%	N/A	9.62%
74	12.02%	10.81%	N/A	9.61%
75	12.02%	10.81%	N/A	9.61%
76	12.01%	10.80%	N/A	9.60%
77	12.01%	10.79%	N/A	9.59%
78	12.00%	10.79%	N/A	9.59%
79	12.00%	10.78%	N/A	9.58%
80	12.00%	10.77%	N/A	9.57%
81	11.99%	10.77%	N/A	9.57%
82	11.98%	10.76%	N/A	9.56%
83	11.98%	10.75%	N/A	9.55%
84	11.97%	10.75%	N/A	9.55%
85	11.97%	10.74%	N/A	9.54%
86	11.96%	10.73%	N/A	9.53%
87	11.96%	10.73%	N/A	9.53%
88	11.95%	10.72%	N/A	9.52%
89	11.94%	10.71%	N/A	9.51%
90	11.94%	10.71%	N/A	9.51%

(Continued on next page)

(1) The Effective Net WAC Cap Schedule is calculated assuming current rate for all indices is 20.00% and is run at the pricing speed of 100% FRM HEP and 28% ARM CPR to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreements.

Effective Net WAC Cap Schedule

Period	Class 1AV-1 Certs Effective Net WAC Cap Schedule (1)	Group II Certs Effective Net WAC Cap Schedule (1)	Class AF-1 Certs Effective Net WAC Cap Schedule (1)	Subordinate Certs Effective Net WAC Cap Schedule (1)
91	11.93%	10.70%	N/A	9.50%
92	11.93%	10.69%	N/A	9.49%

(1) The Effective Net WAC Cap Schedule is calculated assuming current rate for all indices is 20.00% and is run at the pricing speed of 100% FRM HEP and 28% ARM CPR to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreements.

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR	Assumed 6 Mo LIBOR	Excess Spread [1]
1	1.12%	1.22%	5.25%
2	1.22%	1.26%	4.68%
3	1.17%	1.30%	4.70%
4	1.22%	1.37%	4.74%
5	1.26%	1.45%	4.60%
6	1.31%	1.54%	4.59%
7	1.37%	1.65%	4.47%
8	1.47%	1.76%	4.43%
9	1.58%	1.89%	4.27%
10	1.69%	2.02%	4.17%
11	1.80%	2.16%	4.13%
12	1.93%	2.29%	3.94%
13	2.07%	2.43%	3.90%
14	2.22%	2.57%	3.69%
15	2.37%	2.70%	3.57%
16	2.49%	2.82%	3.71%
17	2.62%	2.94%	3.36%
18	2.75%	3.05%	3.34%
19	2.87%	3.14%	3.16%
20	3.00%	3.22%	3.51%
21	3.12%	3.30%	3.54%
22	3.20%	3.38%	3.48%
23	3.25%	3.46%	3.52%
24	3.29%	3.55%	3.38%
25	3.35%	3.65%	3.41%
26	3.47%	3.75%	3.35%
27	3.57%	3.85%	3.34%
28	3.68%	3.93%	3.58%
29	3.78%	4.02%	3.16%
30	3.87%	4.09%	3.25%

(Continued on next page)

(1) The excess spread schedule cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve (as of November 17, 2003) and that the collateral is run at the pricing speed of 100% FRM HEP and 28% ARM CPR to the Clean-up Call Date (Actual/ 360 basis).

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR	Assumed 6 Mo LIBOR	Excess Spread (1)
31	3.96%	4.15%	3.06%
32	4.03%	4.21%	3.22%
33	4.10%	4.26%	3.09%
34	4.16%	4.31%	3.04%
35	4.21%	4.35%	3.10%
36	4.25%	4.40%	2.97%
37	4.29%	4.44%	3.04%
38	4.33%	4.49%	2.92%
39	4.38%	4.53%	2.96%
40	4.42%	4.58%	3.33%
41	4.47%	4.62%	2.92%
42	4.51%	4.67%	3.02%
43	4.56%	4.72%	2.86%
44	4.60%	4.77%	3.01%
45	4.65%	4.81%	2.88%
46	4.69%	4.86%	2.84%
47	4.74%	4.91%	2.93%
48	4.79%	4.95%	2.77%
49	4.84%	4.99%	2.85%
50	4.89%	5.03%	2.75%
51	4.93%	5.06%	2.75%
52	4.97%	5.08%	2.98%
53	5.00%	5.10%	2.70%
54	5.03%	5.12%	2.80%
55	5.05%	5.13%	2.66%
56	5.07%	5.13%	2.80%
57	5.08%	5.15%	2.67%
58	5.08%	5.16%	2.66%
59	5.08%	5.19%	2.78%
60	5.07%	5.22%	2.66%

(Continued on next page)

(1) The excess spread schedule cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve (as of November 17, 2003) and that the collateral is run at the pricing speed of 100% FRM HEP and 28% ARM CPR to the Clean-up Call Date (Actual/ 360 basis).

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR	Assumed 6 Mo LIBOR	Excess Spread [1]
61	5.09%	5.26%	2.77%
62	5.14%	5.31%	2.64%
63	5.18%	5.35%	2.63%
64	5.23%	5.39%	2.99%
65	5.27%	5.43%	2.56%
66	5.31%	5.46%	2.67%
67	5.35%	5.50%	2.50%
68	5.39%	5.53%	2.66%
69	5.42%	5.56%	2.52%
70	5.45%	5.59%	2.49%
71	5.48%	5.61%	2.60%
72	5.51%	5.63%	2.44%
73	5.54%	5.65%	2.56%
74	5.56%	5.67%	2.43%
75	5.58%	5.68%	2.42%
76	5.60%	5.69%	2.82%
77	5.61%	5.70%	2.39%
78	5.63%	5.71%	2.51%
79	5.64%	5.71%	2.37%
80	5.64%	5.71%	2.50%
81	5.65%	5.71%	2.36%
82	5.65%	5.72%	2.36%
83	5.64%	5.72%	2.49%
84	5.64%	5.74%	2.36%
85	5.64%	5.75%	2.49%
86	5.66%	5.77%	2.35%
87	5.67%	5.78%	2.34%
88	5.69%	5.80%	2.73%
89	5.70%	5.81%	2.31%
90	5.72%	5.83%	2.43%

(Continued on next page)

(1) The excess spread schedule cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve (as of November 17, 2003) and that the collateral is run at the pricing speed of 100% FRM HEP and 28% ARM CPR to the Clean-up Call Date (Actual/ 360 basis).

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR	Assumed 6 Mo LIBOR	Excess Spread [1]
91	5.74%	5.85%	2.28%
92	5.75%	5.86%	2.41%
93	5.77%	5.88%	0.00%

(1) The excess spread schedule cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve (as of November 17, 2003) and that the collateral is run at the pricing speed of 100% FRM HEP and 28% ARM CPR to the Clean-up Call Date (Actual/ 360 basis).

Breakeven Losses

				Static LIBOR		Forward LIBOR	
Class	**S&P**	**Moody's**	**Fitch**	**CDR Break**	**Cum Loss Coverage**	**CDR Break**	**Cum Loss Coverage**
M-1	AA	Aa2	AA	23.20%	18.78%	20.05%	17.16%
M-2	A	A2	A	15.63%	14.51%	12.44%	12.33%
M-3	A-	A3	A-	14.35%	13.66%	11.22%	11.42%
M-4	BBB+	Baa1	BBB+	12.68%	12.48%	9.73%	10.23%
M-5	BBB	Baa2	BBB	11.32%	11.47%	8.65%	9.32%

Assumptions:

1) Run at the Pricing Speed to Maturity
2) Loss severity at 40%
3) Triggers are failing
4) 12 month liquidation lag
5) "Break" is CDR before first dollar of principal loss
6) Defaults are in addition to prepayments

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class 1AV-1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	0% HEP 0% CPR	50% HEP 14% CPR	100% HEP 28% CPR	150% HEP 42% CPR	200% HEP 56% CPR
WAL (yr)	17.93	4.82	2.36	1.23	0.81
MDUR (yr)	15.25	4.49	2.27	1.21	0.80
Principal Window Begin	12/25/03	12/25/03	12/25/03	12/25/03	12/25/03
Principal Window End	11/25/31	05/25/18	06/25/11	09/25/08	01/25/06

Class 1AV-1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	0% HEP 0% CPR	50% HEP 14% CPR	100% HEP 28% CPR	150% HEP 42% CPR	200% HEP 56% CPR
WAL (yr)	18.00	5.14	2.54	1.31	0.81
MDUR (yr)	15.30	4.74	2.43	1.28	0.80
Principal Window Begin	12/25/03	12/25/03	12/25/03	12/25/03	12/25/03
Principal Window End	06/25/33	04/25/30	11/25/19	01/25/14	01/25/06

Class 2AV-1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	0% HEP 0% CPR	50% HEP 14% CPR	100% HEP 28% CPR	150% HEP 42% CPR	200% HEP 56% CPR
WAL (yr)	12.51	2.02	1.00	0.63	0.44
MDUR (yr)	11.27	1.97	0.99	0.63	0.44
Principal Window Begin	12/25/03	12/25/03	12/25/03	12/25/03	12/25/03
Principal Window End	06/25/24	05/25/08	02/25/06	04/25/05	11/25/04

Class 2AV-1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	0% HEP 0% CPR	50% HEP 14% CPR	100% HEP 28% CPR	150% HEP 42% CPR	200% HEP 56% CPR
WAL (yr)	12.51	2.02	1.00	0.63	0.44
MDUR (yr)	11.27	1.97	0.99	0.63	0.44
Principal Window Begin	12/25/03	12/25/03	12/25/03	12/25/03	12/25/03
Principal Window End	06/25/24	05/25/08	02/25/06	04/25/05	11/25/04

Weighted Average Life Tables

Class 2AV-2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	0% HEP 0% CPR	50% HEP 14% CPR	100% HEP 28% CPR	150% HEP 42% CPR	200% HEP 56% CPR
WAL (yr)	25.24	9.41	4.67	2.34	1.50
MDUR (yr)	20.35	8.55	4.43	2.27	1.47
Principal Window Begin	06/25/24	05/25/08	02/25/06	04/25/05	11/25/04
Principal Window End	11/25/31	05/25/18	06/25/11	09/25/08	02/25/06

Class 2AV-2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	0% HEP 0% CPR	50% HEP 14% CPR	100% HEP 28% CPR	150% HEP 42% CPR	200% HEP 56% CPR
WAL (yr)	25.41	10.23	5.18	2.61	1.50
MDUR (yr)	20.46	9.16	4.86	2.52	1.47
Principal Window Begin	06/25/24	05/25/08	02/25/06	04/25/05	11/25/04
Principal Window End	06/25/33	04/25/30	03/25/20	05/25/14	02/25/06

Class AF-1 Certificates to Clean-up Call Date

FRM Prepay Speed	0% HEP	50% HEP	100% HEP	150% HEP	200% HEP
WAL (yr)	8.86	1.50	0.80	0.54	0.41
MDUR (yr)	8.19	1.47	0.79	0.54	0.40
Principal Window Begin	12/25/03	12/25/03	12/25/03	12/25/03	12/25/03
Principal Window End	04/25/19	01/25/07	07/25/05	12/25/04	09/25/04

Class AF-1 Certificates to Maturity

FRM Prepay Speed	0% HEP	50% HEP	100% HEP	150% HEP	200% HEP
WAL (yr)	8.86	1.50	0.80	0.54	0.41
MDUR (yr)	8.19	1.47	0.79	0.54	0.40
Principal Window Begin	12/25/03	12/25/03	12/25/03	12/25/03	12/25/03
Principal Window End	04/25/19	01/25/07	07/25/05	12/25/04	09/25/04

Weighted Average Life Tables

Class AF-2 Certificates to Clean-up Call Date

FRM Prepay Speed	0% HEP	50% HEP	100% HEP	150% HEP	200% HEP
WAL (yr)	17.71	3.92	2.00	1.31	0.96
MDUR (yr)	13.82	3.67	1.92	1.27	0.93
Principal Window Begin	04/25/19	01/25/07	07/25/05	12/25/04	09/25/04
Principal Window End	09/25/23	07/25/08	04/25/06	06/25/05	01/25/05

Class AF-2 Certificates to Maturity

FRM Prepay Speed	0% HEP	50% HEP	100% HEP	150% HEP	200% HEP
WAL (yr)	17.71	3.92	2.00	1.31	0.96
MDUR (yr)	13.82	3.67	1.92	1.27	0.93
Principal Window Begin	04/25/19	01/25/07	07/25/05	12/25/04	09/25/04
Principal Window End	09/25/23	07/25/08	04/25/06	06/25/05	01/25/05

Class AF-3 Certificates to Clean-up Call Date

FRM Prepay Speed	0% HEP	50% HEP	100% HEP	150% HEP	200% HEP
WAL (yr)	22.65	6.47	3.00	1.86	1.33
MDUR (yr)	15.54	5.69	2.80	1.77	1.28
Principal Window Begin	09/25/23	07/25/08	04/25/06	06/25/05	01/25/05
Principal Window End	10/25/28	11/25/12	11/25/07	01/25/06	06/25/05

Class AF-3 Certificates to Maturity

FRM Prepay Speed	0% HEP	50% HEP	100% HEP	150% HEP	200% HEP
WAL (yr)	22.65	6.47	3.00	1.86	1.33
MDUR (yr)	15.54	5.69	2.80	1.77	1.28
Principal Window Begin	09/25/23	07/25/08	04/25/06	06/25/05	01/25/05
Principal Window End	10/25/28	11/25/12	11/25/07	01/25/06	06/25/05

Weighted Average Life Tables

Class AF-4 Certificates to Clean-up Call Date

FRM Prepay Speed	0% HEP	50% HEP	100% HEP	150% HEP	200% HEP
WAL (yr)	26.26	11.44	5.00	2.43	1.73
MDUR (yr)	15.08	8.72	4.37	2.25	1.63
Principal Window Begin	10/25/28	11/25/12	11/25/07	01/25/06	06/25/05
Principal Window End	05/25/31	04/25/18	05/25/10	08/25/06	10/25/05

Class AF-4 Certificates to Maturity

FRM Prepay Speed	0% HEP	50% HEP	100% HEP	150% HEP	200% HEP
WAL (yr)	26.26	11.44	5.00	2.43	1.73
MDUR (yr)	15.08	8.72	4.37	2.25	1.63
Principal Window Begin	10/25/28	11/25/12	11/25/07	01/25/06	06/25/05
Principal Window End	05/25/31	04/25/18	05/25/10	08/25/06	10/25/05

Class AF-5 Certificates to Clean-up Call Date

FRM Prepay Speed	0% HEP	50% HEP	100% HEP	150% HEP	200% HEP
WAL (yr)	27.92	14.47	7.44	3.69	2.11
MDUR (yr)	14.02	9.77	5.96	3.24	1.94
Principal Window Begin	05/25/31	04/25/18	05/25/10	08/25/06	10/25/05
Principal Window End	11/25/31	05/25/18	06/25/11	09/25/08	02/25/06

Class AF-5 Certificates to Maturity

FRM Prepay Speed	0% HEP	50% HEP	100% HEP	150% HEP	200% HEP
WAL (yr)	28.49	19.13	10.57	4.28	2.11
MDUR (yr)	14.15	11.50	7.71	3.64	1.94
Principal Window Begin	05/25/31	04/25/18	05/25/10	08/25/06	10/25/05
Principal Window End	07/25/33	01/25/31	11/25/21	10/25/15	02/25/06

Weighted Average Life Tables

Class AF-6 Certificates to Clean-up Call Date

FRM Prepay Speed	0% HEP	50% HEP	100% HEP	150% HEP	200% HEP
WAL (yr)	12.24	7.62	6.33	4.80	2.33
MDUR (yr)	8.91	6.19	5.34	4.21	2.16
Principal Window Begin	12/25/06	12/25/06	03/25/07	05/25/08	02/25/06
Principal Window End	11/25/31	05/25/18	06/25/11	09/25/08	04/25/06

Class AF-6 Certificates to Maturity

FRM Prepay Speed	0% HEP	50% HEP	100% HEP	150% HEP	200% HEP
WAL (yr)	12.24	7.65	6.66	6.81	2.33
MDUR (yr)	8.91	6.21	5.56	5.68	2.16
Principal Window Begin	12/25/06	12/25/06	03/25/07	05/25/08	02/25/06
Principal Window End	05/25/33	11/25/30	09/25/21	08/25/15	04/25/06

Class M-1 Certificates to Clean-up Call Date

FRM Prepay Speed	0% HEP	50% HEP	100% HEP	150% HEP	200% HEP
ARM Prepay Speed	0% CPR	14% CPR	28% CPR	42% CPR	56% CPR
WAL (yr)	25.23	9.64	5.11	4.59	3.24
MDUR (yr)	19.97	8.67	4.81	4.36	3.12
Principal Window Begin	10/25/24	08/25/08	03/25/07	12/25/07	04/25/06
Principal Window End	11/25/31	05/25/18	06/25/11	09/25/08	03/25/07

Class M-1 Certificates to Maturity

FRM Prepay Speed	0% HEP	50% HEP	100% HEP	150% HEP	200% HEP
ARM Prepay Speed	0% CPR	14% CPR	28% CPR	42% CPR	56% CPR
WAL (yr)	25.39	10.49	5.65	5.16	4.80
MDUR (yr)	20.06	9.29	5.26	4.87	4.54
Principal Window Begin	10/25/24	08/25/08	03/25/07	12/25/07	04/25/06
Principal Window End	05/25/33	08/25/28	10/25/18	09/25/13	07/25/11

Weighted Average Life Tables

Class M-2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	0% HEP 0% CPR	50% HEP 14% CPR	100% HEP 28% CPR	150% HEP 42% CPR	200% HEP 56% CPR
WAL (yr)	25.22	9.64	5.05	4.02	3.23
MDUR (yr)	17.70	8.19	4.60	3.75	3.05
Principal Window Begin	08/25/24	08/25/08	01/25/07	05/25/07	11/25/06
Principal Window End	11/25/31	05/25/18	06/25/11	09/25/08	03/25/07

Class M-2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	0% HEP 0% CPR	50% HEP 14% CPR	100% HEP 28% CPR	150% HEP 42% CPR	200% HEP 56% CPR
WAL (yr)	25.38	10.42	5.52	4.33	3.52
MDUR (yr)	17.77	8.68	4.97	4.00	3.30
Principal Window Begin	08/25/24	08/25/08	01/25/07	05/25/07	11/25/06
Principal Window End	03/25/33	06/25/26	08/25/16	01/25/12	07/25/09

Class M-3 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	0% HEP 0% CPR	50% HEP 14% CPR	100% HEP 28% CPR	150% HEP 42% CPR	200% HEP 56% CPR
WAL (yr)	25.22	9.64	5.03	3.84	3.02
MDUR (yr)	17.19	8.08	4.55	3.56	2.84
Principal Window Begin	08/25/24	08/25/08	01/25/07	04/25/07	10/25/06
Principal Window End	11/25/31	05/25/18	06/25/11	09/25/08	03/25/07

Class M-3 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	0% HEP 0% CPR	50% HEP 14% CPR	100% HEP 28% CPR	150% HEP 42% CPR	200% HEP 56% CPR
WAL (yr)	25.36	10.33	5.45	4.11	3.21
MDUR (yr)	17.25	8.51	4.87	3.79	3.01
Principal Window Begin	08/25/24	08/25/08	01/25/07	04/25/07	10/25/06
Principal Window End	12/25/32	04/25/24	01/25/15	01/25/11	11/25/08

Weighted Average Life Tables

Class M-4 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	0% HEP 0% CPR	50% HEP 14% CPR	100% HEP 28% CPR	150% HEP 42% CPR	200% HEP 56% CPR
WAL (yr)	25.22	9.64	5.03	3.78	2.95
MDUR (yr)	15.96	7.80	4.46	3.46	2.74
Principal Window Begin	08/25/24	08/25/08	01/25/07	03/25/07	09/25/06
Principal Window End	11/25/31	05/25/18	06/25/11	09/25/08	03/25/07

Class M-4 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	0% HEP 0% CPR	50% HEP 14% CPR	100% HEP 28% CPR	150% HEP 42% CPR	200% HEP 56% CPR
WAL (yr)	25.36	10.27	5.41	4.03	3.12
MDUR (yr)	16.01	8.15	4.73	3.66	2.89
Principal Window Begin	08/25/24	08/25/08	01/25/07	03/25/07	09/25/06
Principal Window End	11/25/32	08/25/23	09/25/14	10/25/10	08/25/08

Class M-5 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	0% HEP 0% CPR	50% HEP 14% CPR	100% HEP 28% CPR	150% HEP 42% CPR	200% HEP 56% CPR
WAL (yr)	25.22	9.64	5.02	3.74	2.88
MDUR (yr)	14.85	7.53	4.36	3.37	2.65
Principal Window Begin	08/25/24	08/25/08	12/25/06	02/25/07	08/25/06
Principal Window End	11/25/31	05/25/18	06/25/11	09/25/08	03/25/07

Class M-5 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	0% HEP 0% CPR	50% HEP 14% CPR	100% HEP 28% CPR	150% HEP 42% CPR	200% HEP 56% CPR
WAL (yr)	25.34	10.18	5.35	3.95	3.03
MDUR (yr)	14.89	7.81	4.59	3.53	2.77
Principal Window Begin	08/25/24	08/25/08	12/25/06	02/25/07	08/25/06
Principal Window End	10/25/32	09/25/22	01/25/14	05/25/10	05/25/08

Mortgage Loans
As of the Cut-off Date

Total Current Balance	$435,795,322.90				
Total Original Balance	$440,848,938.37				
Number Of Loans	2,784				
			Minimum	**Maximum**	
Average Current Balance	$156,535.68		$3,349.36	$835,598.36	
Average Original Balance	$158,350.91		$10,000.00	$840,000.00	
Weighted Average Gross Coupon	7.365	%	4.100	16.500	%
Weighted Average Gross Coupon 6M LIBOR	7.479	%	5.000	15.300	%
Weighted Average Gross Coupon 1 Yr Tres.	5.712	%	5.250	6.125	%
Weighted Average Gross Coupon Other	4.835	%	4.100	16.500	%
Weighted Average Gross Margin	5.708	%	2.250	10.860	%
Weighted Average Gross Margin 6M LIBOR	5.776	%	2.250	10.860	%
Weighted Average Gross Margin 1 Yr. Tres.	3.014	%	2.750	3.250	%
Weighted Average Gross Margin Other	3.561	%	2.250	4.500	%
Weighted Average Initial Rate Cap	1.834	%	1.000	5.000	%
Weighted Average Period Rate Cap	1.447	%	1.000	3.000	%
Weighted Average Minimum Rate	6.978	%	0.000	15.300	%
Weighted Average Maximum Rate	14.210	%	10.000	21.800	%
Weighted Average Next Reset	19.57	months	1.00	58.00	months
Weighted Average Original Term	346.14	months	36.00	413.00	months
Weighted Average Remaining Term	338.08	months	8.00	360.00	months
Weighted Average Seasoning	8.06	months	0.00	217.00	months
Weighted Average Combined LTV	84.49	%	8.75	124.90	%
Weighted Average FICO Score (Non-Zero WA)	636		437	809	

Top State Concentrations ($)	35.52 % California, 10.34 % New York, 6.40 % New Jersey
Maximum Zip Code Concentration ($)	0.45 % 11368

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 Month LIBOR	18	$5,166,385.30	1.19%
1 Year Treasury	1	214,646.62	0.05
1/29 Arm	1	113,430.99	0.03
2/28 Arm	972	192,179,384.88	44.10
3/27 Arm	84	14,660,430.05	3.36
5/25 Arm	9	2,163,920.42	0.50
6 Month LIBOR	8	2,458,291.66	0.56
Fixed Rate	1,610	211,759,057.95	48.59
Fixed Rate Balloon	81	7,079,775.03	1.62
Total	2,784	$435,795,322.90	100.00%

DELINQUENCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	2,784	$435,795,322.90	100.00%
Total	2,784	$435,795,322.90	100.00%

MI INSURER	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No MI	2,651	$408,168,019.93	93.66%
RMIC	53	13,678,275.72	3.14
Radian	49	9,650,105.75	2.21
MGIC	26	3,861,280.66	0.89
FHARB	5	437,640.84	0.10
Total	2,784	$435,795,322.90	100.00%

SECTION 32	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Non Section 32	2,783	$435,769,706.06	99.99%
Section 32	1	25,616.84	0.01
Total	2,784	$435,795,322.90	100.00%

BANKRUPTCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Bankruptcy	2,769	434,955,093.26	99.81
Bankruptcy	15	840,229.64	0.19
Total	2,784	435,795,322.90	100.00

FORBEARANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Forbearance	2,772	434,365,961.49	99.67
Forbearance	12	1,429,361.41	0.33
Total	2,784	435,795,322.90	100.00

LIEN POSITION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
First Lien	2,603	$428,259,503.06	98.27%
Second Lien	181	7,535,819.84	1.73
Total	2,784	$435,795,322.90	100.00%

INTEREST METHOD	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Fully Amortizing	2,701	$426,775,107.35	97.93%
IO	21	5,973,873.45	1.37
Simple Interest	62	3,046,342.10	0.70
Total	2,784	$435,795,322.90	100.00%

NOTE TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Conventional	2,333	$387,498,485.06	88.92%
PMI	128	27,189,662.13	6.24
Seller Financed Mortgage	299	17,986,166.27	4.13
FHA Uninsured	19	2,683,368.60	0.62
FHA	5	437,640.84	0.10
Total	2,784	$435,795,322.90	100.00%

AMORTIZATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Balloon	81	$7,079,775.03	1.62%
Fully Amortizing	2,703	428,715,547.87	98.38
Total	2,784	$435,795,322.90	100.00%

PREPAYMENT PENALTY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Prepayment Penalty	1,078	$141,189,557.95	32.40%
Prepayment Penalty	1,706	294,605,764.95	67.60
Total	2,784	$435,795,322.90	100.00%

SELLER FINANCED	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Non Seller Financed	2,485	$417,809,156.63	95.87%
Seller Financed	299	17,986,166.27	4.13
Total	2,784	$435,795,322.90	100.00%

LOAN INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 Month LIBOR	20	$5,649,286.28	1.30%
1 Year LIBOR	2	444,260.32	0.10
1 Year Treasury	2	454,763.02	0.10
6 Mo LIBOR	1,069	210,408,180.30	48.28
Fixed Rate	1,691	218,838,832.98	50.22
Total	2,784	435,795,322.90	100.00

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3,349 - 50,000	436	$14,597,188.14	3.35%
50,001 - 100,000	642	47,263,032.16	10.85
100,001 - 150,000	511	62,913,716.31	14.44
150,001 - 200,000	434	75,011,624.04	17.21
200,001 - 250,000	251	55,778,847.34	12.80
250,001 - 300,000	172	46,667,376.86	10.71
300,001 - 350,000	129	41,712,677.19	9.57
350,001 - 400,000	93	34,789,222.26	7.98
400,001 - 450,000	37	15,800,645.44	3.63
450,001 - 500,000	43	20,334,870.28	4.67
500,001 - 550,000	20	10,502,075.32	2.41
550,001 - 600,000	5	2,927,618.45	0.67
600,001 - 650,000	5	3,152,547.08	0.72
650,001 - 700,000	3	2,044,439.10	0.47
700,001 - 750,000	2	1,463,844.57	0.34
800,001 - 835,598	1	835,598.36	0.19
Total	2,784	$435,795,322.90	100.00%

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.100 - 4.500	4	$894,598.64	0.21%
4.501 - 5.000	21	4,846,582.78	1.11
5.001 - 5.500	35	8,048,167.40	1.85
5.501 - 6.000	200	42,749,796.26	9.81
6.001 - 6.500	307	63,395,804.81	14.55
6.501 - 7.000	423	83,407,039.93	19.14
7.001 - 7.500	390	69,985,230.94	16.06
7.501 - 8.000	444	70,482,080.62	16.17
8.001 - 8.500	229	32,292,011.99	7.41
8.501 - 9.000	216	24,164,065.63	5.54
9.001 - 9.500	90	8,880,239.48	2.04
9.501 - 10.000	126	9,542,122.77	2.19
10.001 - 10.500	43	3,577,207.72	0.82
10.501 - 11.000	121	6,633,383.79	1.52
11.001 - 11.500	32	2,229,173.38	0.51
11.501 - 12.000	50	2,240,919.41	0.51
12.001 - 12.500	12	709,017.65	0.16
12.501 - 13.000	17	895,251.87	0.21
13.001 - 13.500	3	103,542.37	0.02
13.501 - 14.000	13	329,681.62	0.08
14.001 - 14.500	2	59,343.74	0.01
14.501 - 15.000	1	27,002.63	0.01
15.001 - 15.500	1	160,289.67	0.04
15.501 - 16.000	3	74,015.66	0.02
16.001 - 16.500	1	68,752.14	0.02
Total	2,784	$435,795,322.90	100.00%

INITIAL RATE CAP (%) (ARM LOANS ONLY)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.00	51	$9,159,538.92	4.22%
1.50	785	158,298,703.41	72.96
2.00	15	3,109,719.61	1.43
2.98	5	1,287,989.28	0.59
3.00	211	38,929,478.42	17.94
3.02	1	139,400.00	0.06
3.06	6	1,515,604.87	0.70
4.00	14	3,207,805.87	1.48
5.00	5	1,308,249.54	0.60
Total	1,093	$216,956,489.92	100.00%

PERIODIC RATE CAP (%) (ARM LOANS ONLY)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.00	256	$47,162,087.73	21.74%
1.50	800	160,252,933.32	73.86
2.00	3	684,376.72	0.32
2.50	14	3,207,805.87	1.48
3.00	20	5,649,286.28	2.60
Total	1,093	$216,956,489.92	100.00%

NEXT RESET DATE (MONTHS) (ARM LOANS ONLY)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.00	15	$3,582,963.47	1.65%
2.00	13	3,482,865.70	1.61
3.00	2	119,968.33	0.06
4.00	3	326,212.95	0.15
5.00	6	734,908.54	0.34
6.00	9	1,464,839.49	0.68
7.00	3	1,198,179.56	0.55
8.00	7	548,296.20	0.25
9.00	11	1,157,768.97	0.53
10.00	4	381,481.27	0.18
11.00	3	306,490.33	0.14
12.00	23	3,542,749.54	1.63
13.00	10	1,476,216.94	0.68
14.00	3	204,873.80	0.09
15.00	1	264,865.75	0.12
16.00	5	1,026,648.73	0.47
17.00	45	8,566,976.59	3.95
18.00	309	63,567,662.97	29.30
19.00	25	5,624,001.50	2.59
20.00	53	9,758,781.38	4.50
21.00	392	79,121,816.74	36.47
22.00	66	14,106,439.43	6.50
23.00	8	1,560,269.60	0.72
24.00	1	307,536.05	0.14
25.00	3	931,974.51	0.43
26.00	4	892,745.75	0.41
27.00	5	958,292.63	0.44
28.00	2	472,964.50	0.22
29.00	7	1,115,810.26	0.51
30.00	5	860,006.53	0.40
31.00	5	1,246,928.97	0.57
32.00	2	375,651.02	0.17
33.00	27	4,137,636.97	1.91
34.00	7	1,367,744.53	0.63
53.00	2	375,858.83	0.17
54.00	1	371,734.31	0.17

(Continued)

NEXT RESET DATE (MONTHS) (ARM LOANS ONLY)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
(Continued)			
56.00	2	574,540.00	0.26
58.00	4	841,787.28	0.39
Total	1,093	$216,956,489.92	100.00%

ORIGINAL TERM (MONTHS)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
36.00 - 36.00	1	$23,362.71	0.01%
48.01 - 60.00	4	166,517.06	0.04
60.01 - 72.00	1	25,610.36	0.01
72.01 - 84.00	5	140,174.87	0.03
84.01 - 96.00	1	36,402.14	0.01
96.01 - 108.00	3	105,996.59	0.02
108.01 - 120.00	18	801,414.61	0.18
120.01 - 132.00	4	180,452.09	0.04
132.01 - 144.00	9	401,470.62	0.09
144.01 - 156.00	5	193,989.73	0.04
156.01 - 168.00	2	37,080.63	0.01
168.01 - 180.00	244	20,964,566.51	4.81
180.01 - 192.00	9	333,051.42	0.08
192.01 - 204.00	3	131,074.10	0.03
204.01 - 216.00	2	59,393.03	0.01
216.01 - 228.00	6	386,377.42	0.09
228.01 - 240.00	171	9,408,344.33	2.16
240.01 - 252.00	7	314,137.15	0.07
252.01 - 264.00	2	82,992.63	0.02
264.01 - 276.00	2	108,671.50	0.02
276.01 - 288.00	1	34,447.14	0.01
288.01 - 300.00	33	6,797,937.84	1.56
300.01 - 312.00	2	158,088.68	0.04
312.01 - 324.00	5	362,007.39	0.08
324.01 - 336.00	2	78,465.97	0.02
336.01 - 348.00	2	260,681.15	0.06
348.01 - 360.00	2,230	393,203,840.26	90.23
> 360.00	10	998,774.97	0.23
Total	2,784	$435,795,322.90	100.00%

SEASONING (MONTHS)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0.00	1	$44,977.87	0.01%
0.01 - 12.00	2,287	402,263,337.67	92.31
12.01 - 24.00	122	11,331,767.08	2.60
24.01 - 36.00	50	3,942,262.97	0.90
36.01 - 48.00	32	1,796,390.76	0.41
48.01 - 60.00	34	1,891,213.63	0.43
60.01 - 72.00	33	2,628,516.15	0.60
72.01 - 84.00	27	1,912,026.44	0.44
84.01 - 96.00	23	1,320,919.60	0.30
96.01 - 108.00	43	2,125,177.06	0.49
108.01 - 120.00	64	3,204,562.44	0.74
120.01 - 132.00	33	1,888,220.05	0.43
132.01 - 144.00	7	339,264.82	0.08
144.01 - 156.00	5	173,213.57	0.04
156.01 - 168.00	6	230,300.74	0.05
168.01 - 180.00	10	505,366.03	0.12
180.01 - 192.00	3	95,962.18	0.02
192.01 - 204.00	2	14,793.19	0.00
204.01 - 216.00	1	45,190.51	0.01
216.01 - 217.00	1	41,860.14	0.01
Total	2,784	$435,795,322.90	100.00%

REMAINING TERM (MONTHS)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
8.00 - 12.00	2	$13,624.54	0.00%
12.01 - 24.00	2	92,328.37	0.02
24.01 - 36.00	1	25,551.84	0.01
36.01 - 48.00	7	247,085.98	0.06
48.01 - 60.00	5	79,137.77	0.02
60.01 - 72.00	47	2,282,748.44	0.52
72.01 - 84.00	17	501,681.65	0.12
84.01 - 96.00	12	448,343.75	0.10
96.01 - 108.00	13	586,776.34	0.13
108.01 - 120.00	11	502,008.00	0.12
120.01 - 132.00	25	1,248,248.73	0.29
132.01 - 144.00	15	633,111.96	0.15
144.01 - 156.00	24	1,738,768.85	0.40
156.01 - 168.00	33	1,607,767.66	0.37
168.01 - 180.00	135	15,397,084.24	3.53
180.01 - 192.00	23	1,147,739.35	0.26
192.01 - 204.00	9	427,046.25	0.10
204.01 - 216.00	14	603,150.77	0.14
216.01 - 228.00	15	867,021.29	0.20
228.01 - 240.00	152	8,729,459.85	2.00
240.01 - 252.00	22	1,305,968.24	0.30
252.01 - 264.00	22	1,270,819.58	0.29
264.01 - 276.00	15	939,752.99	0.22
276.01 - 288.00	17	1,497,701.45	0.34
288.01 - 300.00	41	7,941,463.46	1.82
300.01 - 312.00	10	741,200.67	0.17
312.01 - 324.00	17	1,169,061.65	0.27
324.01 - 336.00	24	2,820,138.81	0.65
336.01 - 348.00	100	13,002,290.10	2.98
348.01 - 360.00	1,954	367,928,240.32	84.43
Total	2,784	$435,795,322.90	100.00%

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
8.75 - 10.00	2	$165,984.32	0.04%
10.01 - 20.00	4	68,721.89	0.02
20.01 - 30.00	16	901,599.78	0.21
30.01 - 40.00	19	1,917,012.06	0.44
40.01 - 50.00	58	7,344,596.17	1.69
50.01 - 60.00	89	15,117,117.04	3.47
60.01 - 70.00	166	28,566,241.45	6.55
70.01 - 80.00	570	103,720,057.49	23.80
80.01 - 90.00	883	154,834,742.35	35.53
90.01 - 100.00	936	120,967,556.31	27.76
100.01 - 110.00	32	1,709,495.86	0.39
110.01 - 120.00	6	361,917.55	0.08
120.01 - 124.90	3	120,280.63	0.03
Total	2,784	$435,795,322.90	100.00%

CREDIT SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	6	$246,067.47	0.06%
421 - 440	2	108,244.65	0.02
441 - 460	5	373,095.27	0.09
461 - 480	21	2,031,359.09	0.47
481 - 500	46	4,859,938.83	1.12
501 - 520	113	14,364,439.23	3.30
521 - 540	115	14,722,440.09	3.38
541 - 560	163	21,698,937.47	4.98
561 - 580	184	24,607,133.14	5.65
581 - 600	277	42,346,922.25	9.72
601 - 620	300	51,584,693.42	11.84
621 - 640	335	59,682,584.17	13.70
641 - 660	362	58,277,564.49	13.37
661 - 680	200	32,927,849.27	7.56
681 - 700	174	29,268,435.34	6.72
701 - 720	174	31,428,618.33	7.21
721 - 740	136	20,541,378.59	4.71
741 - 760	96	15,790,064.34	3.62
761 - 780	51	8,208,137.05	1.88
781 - 800	20	2,312,899.31	0.53
801 - 809	4	414,521.10	0.10
Total	2,784	$435,795,322.90	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	2,171	$319,330,259.76	73.28%
Two Family	174	35,309,858.07	8.10
PUD	170	33,534,613.58	7.70
Condominium	168	27,339,793.40	6.27
Three Family	40	8,294,162.49	1.90
Four Family	30	7,466,485.63	1.71
Condo High-Rise	7	1,621,328.91	0.37
Two-Four Family	7	1,396,820.84	0.32
Manufactured Housing	10	666,503.24	0.15
Townhouse	4	602,811.51	0.14
Mobile Home	2	147,631.94	0.03
5+ Units	1	85,053.53	0.02
Total	2,784	$435,795,322.90	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance	1,295	$226,686,016.30	52.02%
Purchase	1,264	174,086,018.68	39.95
Refinance	225	35,023,287.92	8.04
Total	2,784	$435,795,322.90	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	2,506	$395,916,144.75	90.85%
Investor	260	36,471,331.42	8.37
Second Home	18	3,407,846.73	0.78
Total	2,784	$435,795,322.90	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	1,400	$203,711,569.20	46.74%
Stated	838	163,244,962.95	37.46
No Documentation	390	42,540,868.24	9.76
Limited	85	15,622,132.02	3.58
Alternative	59	9,251,506.97	2.12
Streamlined	8	1,065,172.48	0.24
Missing	4	359,111.04	0.08
Total	2,784	$435,795,322.90	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	21	$1,869,429.44	0.43%
Alaska	8	507,651.71	0.12
Arizona	42	5,136,872.93	1.18
Arkansas	16	1,161,536.64	0.27
California	704	154,805,453.23	35.52
Colorado	44	7,598,603.96	1.74
Connecticut	22	4,653,020.28	1.07
Delaware	6	701,110.80	0.16
District of Columbia	5	977,041.91	0.22
Florida	223	25,683,031.65	5.89
Georgia	104	7,704,255.59	1.77
Hawaii	2	434,112.62	0.10
Idaho	11	857,308.77	0.20
Illinois	136	21,396,119.86	4.91
Indiana	38	3,852,906.58	0.88
Iowa	9	686,190.04	0.16
Kansas	7	975,081.30	0.22
Kentucky	20	2,151,050.87	0.49
Louisiana	31	2,694,860.66	0.62
Maine	1	60,917.69	0.01
Maryland	41	6,796,231.22	1.56
Massachusetts	31	7,182,405.64	1.65
Michigan	82	9,314,257.87	2.14
Minnesota	24	3,812,489.14	0.87
Mississippi	11	1,329,314.68	0.31
Missouri	26	3,166,628.65	0.73
Montana	8	812,016.43	0.19
Nebraska	20	1,748,987.36	0.40
Nevada	41	5,285,852.73	1.21
New Hampshire	7	1,056,356.17	0.24
New Jersey	119	27,874,211.12	6.40
New Mexico	17	2,757,554.28	0.63
New York	227	45,058,337.83	10.34
North Carolina	46	5,518,228.21	1.27
Ohio	77	8,759,310.55	2.01
Oklahoma	15	1,436,142.70	0.33

(Continued)

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
(Continued)			
Oregon	27	3,200,103.01	0.73
Pennsylvania	71	7,427,699.38	1.70
Rhode Island	3	545,268.13	0.13
South Carolina	24	2,543,320.03	0.58
South Dakota	1	101,816.86	0.02
Tennessee	48	5,510,971.02	1.26
Texas	211	17,877,715.10	4.10
Utah	20	2,870,275.83	0.66
Vermont	2	167,782.23	0.04
Virginia	57	9,785,530.52	2.25
Washington	50	6,533,821.86	1.50
West Virginia	3	232,768.61	0.05
Wisconsin	24	3,150,763.56	0.72
Wyoming	1	32,605.65	0.01
Total	2,784	$435,795,322.90	100.00%

Group I Mortgage Loans
As of the Cut-off Date

Total Current Balance	$166,052,274.15				
Total Original Balance	$167,328,474.58				
Number Of Loans	1,121				
			Minimum	**Maximum**	
Average Current Balance	$148,128.70		$3,349.36	$447,883.62	
Average Original Balance	$149,267.15		$12,500.00	$450,000.00	
Weighted Average Gross Coupon	7.548	%	4.100	13.000	%
Weighted Average Gross Coupon 6M LIBOR	7.629	%	5.125	12.900	%
Weighted Average Gross Coupon 1 Yr Tres.	6.125	%	6.125	6.125	%
Weighted Average Gross Coupon Other	4.760	%	4.100	13.000	%
Weighted Average Gross Margin	5.750	%	2.250	10.860	%
Weighted Average Gross Margin 6M LIBOR	5.806	%	2.250	10.860	%
Weighted Average Gross Margin 1 Yr. Tres.	3.250	%	3.250	3.250	%
Weighted Average Gross Margin Other	3.354	%	2.250	4.180	%
Weighted Average Initial Rate Cap	1.840	%	1.000	5.000	%
Weighted Average Period Rate Cap	1.436	%	1.000	3.000	%
Weighted Average Minimum Rate	7.135	%	0.000	12.900	%
Weighted Average Maximum Rate	14.369	%	10.125	19.400	%
Weighted Average Next Reset	19.94	months	1.00	58.00	months
Weighted Average Original Term	354.69	months	60.00	370.00	months
Weighted Average Remaining Term	347.84	months	8.00	360.00	months
Weighted Average Seasoning	6.84	months	0.00	182.00	months
Weighted Average Combined LTV	84.59	%	16.43	117.14	%
Weighted Average FICO Score (Non-Zero WA)	624		455	801	

Top State Concentrations ($)	36.66 % California, 7.66 % Illinois, 6.91 % Florida
Maximum Zip Code Concentration ($)	0.58 % 90047

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 Month LIBOR	11	$2,222,475.28	1.34%
1/29 Arm	1	113,430.99	0.07
2/28 Arm	726	116,998,890.29	70.46
3/27 Arm	69	10,950,087.18	6.59
5/25 Arm	8	1,792,186.11	1.08
6 Month LIBOR	4	762,742.72	0.46
Fixed Rate	291	32,623,165.56	19.65
Fixed Rate Balloon	11	589,296.02	0.35
Total	1,121	$166,052,274.15	100.00%

DELINQUENCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	1,121	$166,052,274.15	100.00%
Total	1,121	$166,052,274.15	100.00%

MI INSURER	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No MI	1,097	$161,425,814.38	97.21%
RMIC	11	2,762,122.03	1.66
Radian	8	1,377,435.52	0.83
FHARB	3	260,475.38	0.16
MGIC	2	226,426.84	0.14
Total	1,121	$166,052,274.15	100.00%

SECTION 32	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Non Section 32	1,121	$166,052,274.15	100.00%
Total	1,121	$166,052,274.15	100.00%

BANKRUPTCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Bankruptcy	1,121	166,052,274.15	100.00
Total	1,121	166,052,274.15	100.00

Forbearance:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Forbearance	1,114	165,211,724.75	99.49
Forbearance	7	840,549.40	0.51
Total	1,121	166,052,274.15	100.00

LIEN POSITION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
First Lien	1,091	$164,970,033.51	99.35%
Second Lien	30	1,082,240.64	0.65
Total	1,121	$166,052,274.15	100.00%

INTEREST METHOD	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Fully Amortizing	1,092	$162,905,699.89	98.11%
IO	13	2,528,175.23	1.52
Simple Interest	16	618,399.03	0.37
Total	1,121	$166,052,274.15	100.00%

NOTE TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Conventional	1,027	$157,145,029.76	94.64%
PMI	21	4,365,984.39	2.63
Seller Financed Mortgage	70	4,280,784.62	2.58
FHA	3	260,475.38	0.16
Total	1,121	$166,052,274.15	100.00%

AMORTIZATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Balloon	11	$589,296.02	0.35%
Fully Amortizing	1,110	165,462,978.13	99.65
Total	1,121	$166,052,274.15	100.00%

PREPAYMENT PENALTY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Prepayment Penalty	332	$40,992,976.35	24.69%
Prepayment Penalty	789	125,059,297.80	75.31
Total	1,121	$166,052,274.15	100.00%

SELLER FINANCED	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Non Seller Financed	1,051	$161,771,489.53	97.42%
Seller Financed	70	4,280,784.62	2.58
Total	1,121	$166,052,274.15	100.00%

LOAN INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 Month LIBOR	12	$2,343,974.48	1.41%
1 Year LIBOR	2	444,260.32	0.27
1 Year Treasury	1	240,116.40	0.14
6 Mo LIBOR	804	129,811,461.37	78.18
Fixed Rate	302	33,212,461.58	20.00
Total	1,121	$166,052,274.15	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3,349 - 50,000	101	$3,417,231.29	2.06%
50,001 - 100,000	262	19,838,804.01	11.95
100,001 - 150,000	257	31,726,635.18	19.11
150,001 - 200,000	218	37,872,910.48	22.81
200,001 - 250,000	136	30,107,759.99	18.13
250,001 - 300,000	94	25,700,928.28	15.48
300,001 - 350,000	45	14,187,848.25	8.54
350,001 - 400,000	5	1,905,296.02	1.15
400,001 - 447,884	3	1,294,860.65	0.78
Total	1,121	$166,052,274.15	100.00%

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.100 - 4.500	1	$114,152.32	0.07%
4.501 - 5.000	12	2,512,582.48	1.51
5.001 - 5.500	7	1,450,794.00	0.87
5.501 - 6.000	63	10,776,014.96	6.49
6.001 - 6.500	99	17,791,283.42	10.71
6.501 - 7.000	162	28,758,419.15	17.32
7.001 - 7.500	173	28,486,525.69	17.16
7.501 - 8.000	201	31,510,897.77	18.98
8.001 - 8.500	118	16,597,360.70	10.00
8.501 - 9.000	101	11,721,740.73	7.06
9.001 - 9.500	43	5,091,141.55	3.07
9.501 - 10.000	52	4,626,017.97	2.79
10.001 - 10.500	22	2,193,973.26	1.32
10.501 - 11.000	32	2,313,121.35	1.39
11.001 - 11.500	8	558,802.95	0.34
11.501 - 12.000	17	861,080.62	0.52
12.001 - 12.500	5	374,903.36	0.23
12.501 - 13.000	5	313,461.87	0.19
Total	1,121	$166,052,274.15	100.00%

INITIAL RATE CAP (%) (ARM LOANS ONLY)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.00	37	$4,038,201.94	3.04%
1.50	586	98,582,546.70	74.21
2.00	10	1,619,475.38	1.22
2.98	4	926,587.50	0.70
3.00	164	24,309,400.37	18.30
3.02	1	139,400.00	0.10
3.06	4	751,207.00	0.57
4.00	9	1,536,478.45	1.16
5.00	4	936,515.23	0.70
Total	819	$132,839,812.57	100.00%

PERIODIC RATE CAP (%) (ARM LOANS ONLY)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.00	195	$27,871,887.97	20.98%
1.50	600	100,403,094.95	75.58
2.00	3	684,376.72	0.52
2.50	9	1,536,478.45	1.16
3.00	12	2,343,974.48	1.76
Total	819	$132,839,812.57	100.00%

NEXT RESET DATE (MONTHS) (ARM LOANS ONLY)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.00	11	$2,179,764.41	1.64%
2.00	8	906,793.42	0.68
3.00	2	119,968.33	0.09
4.00	3	326,212.95	0.25
5.00	5	520,261.92	0.39
6.00	5	635,791.02	0.48
7.00	1	202,291.53	0.15
8.00	5	361,959.66	0.27
9.00	10	1,057,103.04	0.80
10.00	4	381,481.27	0.29
11.00	2	124,002.81	0.09
12.00	22	3,075,515.83	2.32
13.00	7	703,635.62	0.53
14.00	2	113,128.10	0.09
15.00	1	264,865.75	0.20
16.00	3	238,789.29	0.18
17.00	31	4,889,349.11	3.68
18.00	239	39,565,891.50	29.78
19.00	14	2,951,170.90	2.22
20.00	38	5,924,012.96	4.46
21.00	288	48,496,308.29	36.51
22.00	51	8,147,410.30	6.13
23.00	5	849,910.78	0.64
24.00	1	307,536.05	0.23
25.00	2	433,159.38	0.33
26.00	2	186,904.88	0.14
27.00	5	958,292.63	0.72
28.00	2	472,964.50	0.36
29.00	7	1,115,810.26	0.84
30.00	4	532,264.91	0.40
31.00	4	748,665.52	0.56
32.00	2	375,651.02	0.28
33.00	19	2,700,871.87	2.03
34.00	6	1,179,886.65	0.89

(Continued)

NEXT RESET DATE (MONTHS) (ARM LOANS ONLY)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
(Continued)			
53.00	2	375,858.83	0.28
56.00	2	574,540.00	0.43
58.00	4	841,787.28	0.63
Total	819	$132,839,812.57	100.00%

ORIGINAL TERM (MONTHS)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
60.00 - 60.00	2	$53,864.10	0.03%
60.01 - 72.00	1	25,610.36	0.02
72.01 - 84.00	2	51,584.52	0.03
96.01 - 108.00	1	42,209.53	0.03
108.01 - 120.00	4	137,446.80	0.08
132.01 - 144.00	2	57,070.31	0.03
144.01 - 156.00	1	40,561.15	0.02
168.01 - 180.00	44	2,398,905.29	1.44
180.01 - 192.00	1	46,327.14	0.03
216.01 - 228.00	1	68,486.16	0.04
228.01 - 240.00	25	1,421,330.78	0.86
240.01 - 252.00	1	47,003.50	0.03
252.01 - 264.00	1	36,749.29	0.02
288.01 - 300.00	13	2,392,481.50	1.44
312.01 - 324.00	2	185,520.85	0.11
324.01 - 336.00	1	25,847.38	0.02
348.01 - 360.00	1,015	158,752,009.11	95.60
> 360.00	4	269,266.38	0.16
Total	1,121	$166,052,274.15	100.00%

SEASONING (MONTHS)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0.00	1	$44,977.87	0.03%
0.01 - 12.00	979	155,093,259.70	93.40
12.01 - 24.00	59	5,727,241.34	3.45
24.01 - 36.00	13	1,232,213.48	0.74
36.01 - 48.00	7	306,566.92	0.18
48.01 - 60.00	8	544,218.74	0.33
60.01 - 72.00	10	859,300.25	0.52
72.01 - 84.00	6	428,861.78	0.26
84.01 - 96.00	6	374,107.12	0.23
96.01 - 108.00	7	254,771.43	0.15
108.01 - 120.00	14	603,719.81	0.36
120.01 - 132.00	6	428,585.02	0.26
144.01 - 156.00	1	33,490.03	0.02
168.01 - 180.00	3	97,225.55	0.06
180.01 - 182.00	1	23,735.11	0.01
Total	1,121	$166,052,274.15	100.00%

REMAINING TERM (MONTHS)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
8.00 - 12.00	1	$3,349.36	0.00%
24.01 - 36.00	1	25,551.84	0.02
36.01 - 48.00	1	28,312.26	0.02
48.01 - 60.00	1	22,087.84	0.01
60.01 - 72.00	14	596,874.52	0.36
72.01 - 84.00	4	78,140.00	0.05
84.01 - 96.00	5	241,235.72	0.15
96.01 - 108.00	1	28,017.03	0.02
108.01 - 120.00	2	70,308.27	0.04
120.01 - 132.00	2	147,310.98	0.09
132.01 - 144.00	3	97,486.50	0.06
144.01 - 156.00	5	273,570.53	0.16
156.01 - 168.00	6	292,880.00	0.18
168.01 - 180.00	16	1,124,084.54	0.68
180.01 - 192.00	6	250,095.08	0.15
192.01 - 204.00	1	48,507.02	0.03
204.01 - 216.00	3	126,909.51	0.08
216.01 - 228.00	2	189,913.57	0.11
228.01 - 240.00	23	1,377,307.80	0.83
240.01 - 252.00	4	278,189.40	0.17
252.01 - 264.00	3	152,880.95	0.09
264.01 - 276.00	4	269,215.54	0.16
276.01 - 288.00	4	383,465.43	0.23
288.01 - 300.00	17	2,871,381.00	1.73
300.01 - 312.00	3	278,048.35	0.17
312.01 - 324.00	5	237,992.79	0.14
324.01 - 336.00	12	1,500,300.12	0.90
336.01 - 348.00	66	7,889,193.70	4.75
348.01 - 360.00	906	147,169,664.50	88.63
Total	1,121	$166,052,274.15	100.00%

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
16.43 - 20.00	1	$3,349.36	0.00%
20.01 - 30.00	4	237,141.33	0.14
30.01 - 40.00	10	833,432.86	0.50
40.01 - 50.00	18	1,990,409.60	1.20
50.01 - 60.00	36	5,413,987.79	3.26
60.01 - 70.00	57	7,513,772.09	4.52
70.01 - 80.00	260	41,384,230.05	24.92
80.01 - 90.00	468	72,448,757.97	43.63
90.01 - 100.00	260	35,963,719.07	21.66
100.01 - 110.00	6	243,366.25	0.15
110.01 - 117.14	1	20,107.78	0.01
Total	1,121	$166,052,274.15	100.00%

CREDIT SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	1	$35,954.05	0.02%
441 - 460	1	122,520.47	0.07
461 - 480	10	1,355,826.95	0.82
481 - 500	26	2,920,715.72	1.76
501 - 520	65	7,963,864.13	4.80
521 - 540	52	7,431,813.52	4.48
541 - 560	73	9,795,727.75	5.90
561 - 580	77	9,799,156.61	5.90
581 - 600	133	19,844,173.59	11.95
601 - 620	128	20,846,553.05	12.55
621 - 640	131	21,374,441.05	12.87
641 - 660	129	19,150,496.17	11.53
661 - 680	77	10,844,711.94	6.53
681 - 700	63	10,132,385.63	6.10
701 - 720	61	10,081,407.48	6.07
721 - 740	42	6,413,475.83	3.86
741 - 760	30	5,126,585.71	3.09
761 - 780	15	2,114,384.85	1.27
781 - 800	6	661,772.82	0.40
801 - 801	1	36,306.83	0.02
Total	1,121	$166,052,274.15	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	865	$120,741,778.58	72.71%
Condominium	81	13,299,609.52	8.01
PUD	66	11,186,298.39	6.74
Two Family	60	10,693,081.08	6.44
Three Family	24	5,289,128.31	3.19
Four Family	15	3,532,634.85	2.13
Townhouse	3	543,855.30	0.33
Condo High-Rise	3	429,534.94	0.26
Manufactured Housing	4	336,353.18	0.20
Total	1,121	$166,052,274.15	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance	576	$89,346,569.08	53.81%
Purchase	450	64,599,463.06	38.90
Refinance	95	12,106,242.01	7.29
Total	1,121	$166,052,274.15	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	1,002	$149,393,325.56	89.97%
Investor	109	15,164,628.62	9.13
Second Home	10	1,494,319.97	0.90
Total	1,121	$166,052,274.15	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Stated	436	$74,640,181.10	44.95%
Full	540	73,070,496.32	44.00
No Documentation	85	8,595,233.85	5.18
Limited	37	6,112,329.13	3.68
Alternative	22	3,584,208.62	2.16
Streamlined	1	49,825.13	0.03
Total	1,121	$166,052,274.15	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	7	$460,973.15	0.28%
Alaska	1	51,370.96	0.03
Arizona	18	2,235,898.50	1.35
Arkansas	4	366,121.74	0.22
California	313	60,873,281.33	36.66
Colorado	23	3,354,418.77	2.02
Connecticut	7	1,309,157.60	0.79
Delaware	1	95,825.95	0.06
District of Columbia	2	241,239.87	0.15
Florida	93	11,473,107.61	6.91
Georgia	25	2,232,938.61	1.34
Hawaii	1	247,077.32	0.15
Idaho	6	509,918.81	0.31
Illinois	88	12,712,513.53	7.66
Indiana	18	1,654,813.39	1.00
Iowa	5	379,585.58	0.23
Kansas	5	696,410.79	0.42
Kentucky	8	1,196,852.61	0.72
Louisiana	6	565,076.86	0.34
Maine	1	60,917.69	0.04
Maryland	16	2,808,963.98	1.69
Massachusetts	18	3,935,140.71	2.37
Michigan	53	5,313,583.67	3.20
Minnesota	10	1,645,652.36	0.99
Mississippi	2	157,381.87	0.09
Missouri	16	2,163,649.89	1.30
Montana	1	98,261.75	0.06
Nebraska	10	991,515.96	0.60
Nevada	17	2,642,409.10	1.59
New Hampshire	2	436,831.46	0.26
New Jersey	35	6,467,286.87	3.89
New Mexico	10	1,546,461.21	0.93
New York	50	8,162,789.37	4.92
North Carolina	13	1,456,636.49	0.88
Ohio	32	3,086,621.48	1.86
Oklahoma	5	439,138.73	0.26

(Continued)

STATE	**Number of Mortgage Loans**	**Principal Balance Outstanding as of the Cut-off Date**	**% of Aggregate Principal Balance Outstanding as of the Cut-off Date**
(Continued)			
Oregon	14	1,880,220.22	1.13
Pennsylvania	27	2,922,613.15	1.76
Rhode Island	2	432,287.71	0.26
South Carolina	8	779,371.18	0.47
South Dakota	1	101,816.86	0.06
Tennessee	20	2,447,697.99	1.47
Texas	58	5,531,180.18	3.33
Utah	9	1,247,683.33	0.75
Virginia	20	3,408,494.12	2.05
Washington	23	3,487,758.42	2.10
West Virginia	3	232,768.61	0.14
Wisconsin	14	1,510,556.81	0.91
Total	1,121	$166,052,274.15	100.00%

Group II Mortgage Loans
As of the Cut-off Date

Total Current Balance	$123,226,620.75				
Total Original Balance	$124,462,549.41				
Number Of Loans	597				
			Minimum	**Maximum**	
Average Current Balance	$206,409.75		$9,495.88	$835,598.36	
Average Original Balance	$208,479.98		$15,900.00	$840,000.00	
Weighted Average Gross Coupon	7.222	%	4.140	15.300	%
Weighted Average Gross Coupon 6M LIBOR	7.237	%	5.000	15.300	%
Weighted Average Gross Coupon 1 Yr Tres.	5.250	%	5.250	5.250	%
Weighted Average Gross Coupon Other	4.898	%	4.140	13.000	%
Weighted Average Gross Margin	5.642	%	2.750	9.500	%
Weighted Average Gross Margin 6M LIBOR	5.728	%	2.750	9.500	%
Weighted Average Gross Margin 1 Yr. Tres.	2.750	%	2.750	2.750	%
Weighted Average Gross Margin Other	3.737	%	3.000	4.500	%
Weighted Average Initial Rate Cap	1.825	%	1.000	5.000	%
Weighted Average Period Rate Cap	1.464	%	1.000	3.000	%
Weighted Average Minimum Rate	6.731	%	0.000	15.300	%
Weighted Average Maximum Rate	13.958	%	10.000	21.800	%
Weighted Average Next Reset	18.97	months	1.00	54.00	months
Weighted Average Original Term	349.98	months	60.00	362.00	months
Weighted Average Remaining Term	342.44	months	23.00	359.00	months
Weighted Average Seasoning	7.53	months	1.00	206.00	months
Weighted Average Combined LTV	85.44	%	15.24	120.86	%
Weighted Average FICO Score (Non-Zero WA)	633		474	809	
Top State Concentrations ($)	47.28 % California, 8.78 % New York, 4.34 % New Jersey				
Maximum Zip Code Concentration ($)	1.10 % 92683				

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 Month LIBOR	7	$2,943,910.02	2.39%
1 Year Treasury	1	214,646.62	0.17
2/28 Arm	246	75,180,494.59	61.01
3/27 Arm	15	3,710,342.87	3.01
5/25 Arm	1	371,734.31	0.30
6 Month LIBOR	4	1,695,548.94	1.38
Fixed Rate	308	37,694,883.86	30.59
Fixed Rate Balloon	15	1,415,059.54	1.15
Total	597	$123,226,620.75	100.00%

DELINQUENCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	597	$123,226,620.75	100.00%
Total	597	$123,226,620.75	100.00%

MI INSURER	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No MI	565	$115,895,433.94	94.05%
RMIC	14	2,990,553.56	2.43
Radian	10	2,988,255.75	2.43
MGIC	8	1,352,377.50	1.10
Total	597	$123,226,620.75	100.00%

SECTION 32	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Non Section 32	597	$123,226,620.75	100.00%
Total	597	$123,226,620.75	100.00%

BANKRUPTCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Bankruptcy	594	122,901,897.13	99.74
Bankruptcy	3	324,723.62	0.26
Total	597	123,226,620.75	100.00

Forbearance:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Forbearance	595	122,989,359.10	99.81
Forbearance	2	237,261.65	0.19
Total	597	123,226,620.75	100.00

LIEN POSITION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
First Lien	565	$122,253,284.40	99.21%
Second Lien	32	973,336.35	0.79
Total	597	$123,226,620.75	100.00%

INTEREST METHOD	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Fully Amortizing	578	$119,332,841.45	96.84%
IO	8	3,445,698.22	2.80
Simple Interest	11	448,081.08	0.36
Total	597	$123,226,620.75	100.00%

NOTE TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Conventional	493	$111,063,942.48	90.13%
PMI	32	7,331,186.81	5.95
Seller Financed Mortgage	65	3,773,194.71	3.06
FHA Uninsured	7	1,058,296.75	0.86
Total	597	$123,226,620.75	100.00%

AMORTIZATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Balloon	15	$1,415,059.54	1.15%
Fully Amortizing	582	121,811,561.21	98.85
Total	597	$123,226,620.75	100.00%

PREPAYMENT PENALTY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Prepayment Penalty	232	$37,848,414.64	30.71%
Prepayment Penalty	365	85,378,206.11	69.29
Total	597	$123,226,620.75	100.00%

SELLER FINANCED	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Non Seller Financed	532	$119,453,426.04	96.94%
Seller Financed	65	3,773,194.71	3.06
Total	597	$123,226,620.75	100.00%

LOAN INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 Month LIBOR	8	$3,305,311.80	2.68%
1 Year Treasury	1	214,646.62	0.17
6 Mo LIBOR	265	80,596,718.93	65.41
Fixed Rate	323	39,109,943.40	31.74
Total	597	$123,226,620.75	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9,496 - 50,000	91	$3,089,266.89	2.51%
50,001 - 100,000	98	7,250,817.40	5.88
100,001 - 150,000	81	10,009,366.81	8.12
150,001 - 200,000	82	14,149,777.95	11.48
200,001 - 250,000	37	8,211,143.23	6.66
250,001 - 300,000	32	8,572,143.42	6.96
300,001 - 350,000	44	14,462,832.38	11.74
350,001 - 400,000	58	21,656,501.25	17.57
400,001 - 450,000	22	9,372,507.06	7.61
450,001 - 500,000	33	15,569,489.11	12.63
500,001 - 550,000	11	5,774,969.55	4.69
550,001 - 600,000	4	2,328,557.40	1.89
600,001 - 650,000	2	1,269,690.40	1.03
650,001 - 700,000	1	673,959.54	0.55
800,001 - 835,598	1	835,598.36	0.68
Total	597	$123,226,620.75	100.00%

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.140 - 4.500	1	$484,271.18	0.39%
4.501 - 5.000	6	2,105,003.14	1.71
5.001 - 5.500	17	3,985,670.39	3.23
5.501 - 6.000	43	10,924,072.21	8.87
6.001 - 6.500	76	18,084,265.40	14.68
6.501 - 7.000	100	27,360,787.49	22.20
7.001 - 7.500	78	20,466,767.60	16.61
7.501 - 8.000	94	18,112,069.67	14.70
8.001 - 8.500	47	8,355,635.27	6.78
8.501 - 9.000	45	6,788,187.52	5.51
9.001 - 9.500	13	1,470,647.35	1.19
9.501 - 10.000	20	1,587,342.21	1.29
10.001 - 10.500	7	424,126.45	0.34
10.501 - 11.000	27	1,044,441.14	0.85
11.001 - 11.500	8	1,185,228.29	0.96
11.501 - 12.000	10	316,327.55	0.26
12.001 - 12.500	1	187,485.65	0.15
12.501 - 13.000	3	184,002.57	0.15
15.001 - 15.300	1	160,289.67	0.13
Total	597	$123,226,620.75	100.00%

INITIAL RATE CAP (%) (ARM LOANS ONLY)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.00	14	$5,121,336.98	6.09%
1.50	199	59,716,156.71	70.99
2.00	5	1,490,244.23	1.77
2.98	1	361,401.78	0.43
3.00	47	14,620,078.05	17.38
3.06	2	764,397.87	0.91
4.00	5	1,671,327.42	1.99
5.00	1	371,734.31	0.44
Total	274	$84,116,677.35	100.00%

PERIODIC RATE CAP (%) (ARM LOANS ONLY)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.00	61	$19,290,199.76	22.93%
1.50	200	59,849,838.37	71.15
2.50	5	1,671,327.42	1.99
3.00	8	3,305,311.80	3.93
Total	274	$84,116,677.35	100.00%

NEXT RESET DATE (MONTHS) (ARM LOANS ONLY)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.00	4	$1,403,199.06	1.67%
2.00	5	2,576,072.28	3.06
5.00	1	214,646.62	0.26
6.00	4	829,048.47	0.99
7.00	2	995,888.03	1.18
8.00	2	186,336.54	0.22
9.00	1	100,665.93	0.12
11.00	1	182,487.52	0.22
12.00	1	467,233.71	0.56
13.00	3	772,581.32	0.92
14.00	1	91,745.70	0.11
16.00	2	787,859.44	0.94
17.00	14	3,677,627.48	4.37
18.00	70	24,001,771.47	28.53
19.00	11	2,672,830.60	3.18
20.00	15	3,834,768.42	4.56
21.00	104	30,625,508.45	36.41
22.00	15	5,959,029.13	7.08
23.00	3	710,358.82	0.84
25.00	1	498,815.13	0.59
26.00	2	705,840.87	0.84
30.00	1	327,741.62	0.39
31.00	1	498,263.45	0.59
33.00	8	1,436,765.10	1.71
34.00	1	187,857.88	0.22
54.00	1	371,734.31	0.44
Total	274	$84,116,677.35	100.00%

ORIGINAL TERM (MONTHS)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
60.00 - 60.00	1	$68,965.66	0.06%
72.01 - 84.00	1	47,370.27	0.04
84.01 - 96.00	1	36,402.14	0.03
96.01 - 108.00	1	35,902.88	0.03
108.01 - 120.00	5	152,903.11	0.12
132.01 - 144.00	3	179,535.92	0.15
144.01 - 156.00	2	41,520.03	0.03
168.01 - 180.00	41	3,554,456.65	2.88
180.01 - 192.00	1	32,605.65	0.03
216.01 - 228.00	3	170,321.63	0.14
228.01 - 240.00	36	1,753,075.47	1.42
252.01 - 264.00	1	46,243.34	0.04
276.01 - 288.00	1	34,447.14	0.03
288.01 - 300.00	10	3,443,087.57	2.79
324.01 - 336.00	1	52,618.59	0.04
336.01 - 348.00	1	148,401.69	0.12
348.01 - 360.00	485	113,211,947.31	91.87
> 360.00	3	216,815.70	0.18
Total	597	$123,226,620.75	100.00%

SEASONING (MONTHS)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.00 - 12.00	499	$115,308,285.53	93.57%
12.01 - 24.00	19	2,912,880.05	2.36
24.01 - 36.00	11	565,491.97	0.46
36.01 - 48.00	9	669,043.35	0.54
48.01 - 60.00	6	405,182.14	0.33
60.01 - 72.00	12	1,095,863.96	0.89
72.01 - 84.00	5	218,911.73	0.18
84.01 - 96.00	2	120,474.88	0.10
96.01 - 108.00	6	421,917.95	0.34
108.01 - 120.00	10	346,876.81	0.28
120.01 - 132.00	10	688,470.18	0.56
132.01 - 144.00	2	124,607.61	0.10
144.01 - 156.00	1	22,928.68	0.02
168.01 - 180.00	3	252,826.03	0.21
180.01 - 192.00	1	27,669.37	0.02
204.01 - 206.00	1	45,190.51	0.04
Total	597	$123,226,620.75	100.00%

REMAINING TERM (MONTHS)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
23.00 - 24.00	1	$68,965.66	0.06%
36.01 - 48.00	1	47,370.27	0.04
48.01 - 60.00	1	11,270.20	0.01
60.01 - 72.00	9	270,936.58	0.22
72.01 - 84.00	4	120,040.98	0.10
84.01 - 96.00	4	129,600.52	0.11
96.01 - 108.00	2	144,644.38	0.12
120.01 - 132.00	4	169,285.92	0.14
132.01 - 144.00	3	98,040.84	0.08
144.01 - 156.00	5	269,732.79	0.22
156.01 - 168.00	4	178,496.22	0.14
168.01 - 180.00	27	3,128,236.78	2.54
180.01 - 192.00	6	434,741.34	0.35
192.01 - 204.00	1	88,718.07	0.07
204.01 - 216.00	1	22,928.68	0.02
216.01 - 228.00	5	304,221.25	0.25
228.01 - 240.00	36	1,793,764.65	1.46
240.01 - 252.00	2	130,679.93	0.11
252.01 - 264.00	4	301,929.34	0.25
276.01 - 288.00	6	429,330.09	0.35
288.01 - 300.00	16	4,192,993.76	3.40
300.01 - 312.00	1	95,100.66	0.08
312.01 - 324.00	4	425,510.97	0.35
324.01 - 336.00	2	110,869.86	0.09
336.01 - 348.00	13	3,237,233.00	2.63
348.01 - 359.00	435	107,021,978.01	86.85
Total	597	$123,226,620.75	100.00%

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
15.24 - 20.00	1	$9,495.88	0.01%
20.01 - 30.00	2	72,836.79	0.06
30.01 - 40.00	1	109,818.79	0.09
40.01 - 50.00	8	969,004.27	0.79
50.01 - 60.00	13	2,202,848.72	1.79
60.01 - 70.00	35	8,055,942.38	6.54
70.01 - 80.00	125	30,606,917.28	24.84
80.01 - 90.00	209	50,478,261.45	40.96
90.01 - 100.00	197	30,332,237.94	24.62
100.01 - 110.00	5	377,987.05	0.31
120.01 - 120.86	1	11,270.20	0.01
Total	597	$123,226,620.75	100.00%

CREDIT SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	2	$80,235.86	0.07%
461 - 480	1	74,719.36	0.06
481 - 500	6	1,041,714.58	0.85
501 - 520	19	4,116,687.90	3.34
521 - 540	28	4,559,782.93	3.70
541 - 560	36	7,043,279.97	5.72
561 - 580	45	8,191,967.98	6.65
581 - 600	47	9,990,983.59	8.11
601 - 620	71	16,725,413.63	13.57
621 - 640	71	17,502,096.99	14.20
641 - 660	83	16,009,524.90	12.99
661 - 680	49	11,448,119.63	9.29
681 - 700	32	6,306,935.36	5.12
701 - 720	40	8,529,163.35	6.92
721 - 740	33	5,419,780.73	4.40
741 - 760	18	3,830,063.12	3.11
761 - 780	12	1,888,204.66	1.53
781 - 800	1	89,731.94	0.07
801 - 809	3	378,214.27	0.31
Total	597	$123,226,620.75	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	473	$92,391,634.06	74.98%
PUD	37	11,221,420.71	9.11
Two Family	39	9,073,438.52	7.36
Condominium	35	6,597,646.05	5.35
Four Family	7	2,265,493.45	1.84
Condo High-Rise	1	621,788.20	0.50
Two-Four Family	2	543,891.29	0.44
Three Family	2	416,278.79	0.34
Mobile Home	1	95,029.68	0.08
Total	597	$123,226,620.75	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance	294	$65,961,744.05	53.53%
Purchase	265	49,193,581.25	39.92
Refinance	38	8,071,295.45	6.55
Total	597	$123,226,620.75	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	536	$113,603,076.08	92.19%
Investor	57	8,820,313.57	7.16
Second Home	4	803,231.10	0.65
Total	597	$123,226,620.75	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	283	$53,272,320.12	43.23%
Stated	188	50,305,769.40	40.82
No Documentation	97	12,764,681.69	10.36
Limited	17	5,001,291.68	4.06
Alternative	7	988,059.55	0.80
Streamlined	3	634,324.41	0.51
Missing	2	260,173.90	0.21
Total	597	$123,226,620.75	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	4	$572,919.80	0.46%
Arizona	10	1,633,011.21	1.33
Arkansas	5	373,036.55	0.30
California	194	58,260,863.05	47.28
Colorado	9	2,252,603.73	1.83
Connecticut	3	1,051,485.54	0.85
Delaware	1	65,450.00	0.05
District of Columbia	1	352,033.13	0.29
Florida	35	4,109,476.40	3.33
Georgia	17	1,932,325.75	1.57
Hawaii	1	187,035.30	0.15
Idaho	2	202,866.32	0.16
Illinois	23	4,646,727.08	3.77
Indiana	8	891,532.15	0.72
Iowa	2	100,871.48	0.08
Kansas	1	228,002.50	0.19
Kentucky	5	318,756.18	0.26
Louisiana	6	521,584.15	0.42
Maryland	12	1,815,517.44	1.47
Massachusetts	8	2,281,427.68	1.85
Michigan	14	2,895,315.48	2.35
Minnesota	3	944,781.59	0.77
Mississippi	4	731,657.52	0.59
Missouri	5	628,572.87	0.51
Montana	4	347,185.10	0.28
Nebraska	3	243,053.21	0.20
Nevada	9	1,524,953.66	1.24
New Hampshire	2	235,336.02	0.19
New Jersey	24	5,351,727.16	4.34
New Mexico	5	1,054,100.84	0.86
New York	47	10,814,822.25	8.78
North Carolina	13	2,039,912.39	1.66
Ohio	11	1,408,512.99	1.14
Oklahoma	3	470,511.53	0.38
Oregon	6	994,920.13	0.81
Pennsylvania	13	1,314,029.05	1.07

(Continued)

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
(Continued)			
Rhode Island	1	112,980.42	0.09
South Carolina	6	621,600.92	0.50
Tennessee	7	809,905.52	0.66
Texas	37	3,248,307.63	2.64
Utah	2	357,698.40	0.29
Virginia	12	2,791,950.35	2.27
Washington	11	1,273,900.68	1.03
Wisconsin	7	1,180,753.95	0.96
Wyoming	1	32,605.65	0.03
Total	597	$123,226,620.75	100.00%

Group III Mortgage Loans
As of the Cut-off Date

Total Current Balance	$146,516,428.00		
Total Original Balance	$149,057,914.38		
Number Of Loans	1,066		
		Minimum	**Maximum**
Average Current Balance	$137,445.05	$7,345.50	$739,331.03
Average Original Balance	$139,829.19	$10,000.00	$740,000.00
Weighted Average Gross Coupon	7.277%	4.500	16.500%
Weighted Average Original Term	333.24months	36.00	413.00months
Weighted Average Remaining Term	323.36months	12.00	359.00months
Weighted Average Seasoning	9.89months	1.00	217.00months
Weighted Average Combined LTV	83.56%	8.75	124.90%
Weighted Average FICO Score (Non-Zero WA)	650	437	798

Top State Concentrations ($)	24.35 % California, 17.80 % New York, 10.96 % New Jersey
Maximum Zip Code Concentration ($)	1.02 % 11236

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Fixed Rate	1,011	$141,441,008.53	96.54%
Fixed Rate Balloon	55	5,075,419.47	3.46
Total	1,066	$146,516,428.00	100.00%

DELINQUENCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	1,066	$146,516,428.00	100.00%
Total	1,066	$146,516,428.00	100.00%

MI INSURER	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No MI	989	$130,846,771.61	89.31%
RMIC	28	7,925,600.13	5.41
Radian	31	5,284,414.48	3.61
MGIC	16	2,282,476.32	1.56
FHARB	2	177,165.46	0.12
Total	1,066	$146,516,428.00	100.00%

SECTION 32	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Non Section 32	1,065	$146,490,811.16	99.98%
Section 32	1	25,616.84	0.02
Total	1,066	$146,516,428.00	100.00%

BANKRUPTCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Bankruptcy	1,054	146,000,921.98	99.65
Bankruptcy	12	515,506.02	0.35
Total	1,066	146,516,428.00	100.00

Forbearance:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Forbearance	1,063	146,164,877.64	99.76
Forbearance	3	351,550.36	0.24
Total	1,066	146,516,428.00	100.00

LIEN POSITION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
First Lien	947	$141,036,185.15	96.26%
Second Lien	119	5,480,242.85	3.74
Total	1,066	$146,516,428.00	100.00%

INTEREST METHOD	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Fully Amortizing	1,031	$144,536,566.01	98.65%
Simple Interest	35	1,979,861.99	1.35
Total	1,066	$146,516,428.00	100.00%

NOTE TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Conventional	813	$119,289,512.82	81.42%
PMI	75	15,492,490.93	10.57
Seller Financed Mortgage	164	9,932,186.94	6.78
FHA Uninsured	12	1,625,071.85	1.11
FHA	2	177,165.46	0.12
Total	1,066	$146,516,428.00	100.00%

AMORTIZATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Balloon	55	$5,075,419.47	3.46%
Fully Amortizing	1,011	141,441,008.53	96.54
Total	1,066	$146,516,428.00	100.00%

PREPAYMENT PENALTY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Prepayment Penalty	514	$62,348,166.96	42.55%
Prepayment Penalty	552	84,168,261.04	57.45
Total	1,066	$146,516,428.00	100.00%

SELLER FINANCED	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Non Seller Financed	902	$136,584,241.06	93.22%
Seller Financed	164	9,932,186.94	6.78
Total	1,066	$146,516,428.00	100.00%

LOAN INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Fixed Rate	1,066	$146,516,428.00	100.00%
Total	1,066	$146,516,428.00	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
7,346 - 50,000	244	$8,090,689.96	5.52%
50,001 - 100,000	282	20,173,410.75	13.77
100,001 - 150,000	173	21,177,714.32	14.45
150,001 - 200,000	134	22,988,935.61	15.69
200,001 - 250,000	78	17,459,944.12	11.92
250,001 - 300,000	46	12,394,305.16	8.46
300,001 - 350,000	40	13,061,996.56	8.92
350,001 - 400,000	30	11,227,424.99	7.66
400,001 - 450,000	12	5,133,277.73	3.50
450,001 - 500,000	10	4,765,381.17	3.25
500,001 - 550,000	9	4,727,105.77	3.23
550,001 - 600,000	1	599,061.05	0.41
600,001 - 650,000	3	1,882,856.68	1.29
650,001 - 700,000	2	1,370,479.56	0.94
700,001 - 739,331	2	1,463,844.57	1.00
Total	1,066	$146,516,428.00	100.00%

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.500 - 4.500	2	$296,175.14	0.20%
4.501 - 5.000	3	228,997.16	0.16
5.001 - 5.500	11	2,611,703.01	1.78
5.501 - 6.000	94	21,049,709.09	14.37
6.001 - 6.500	132	27,520,255.99	18.78
6.501 - 7.000	161	27,287,833.29	18.62
7.001 - 7.500	139	21,031,937.65	14.35
7.501 - 8.000	149	20,859,113.18	14.24
8.001 - 8.500	64	7,339,016.02	5.01
8.501 - 9.000	70	5,654,137.38	3.86
9.001 - 9.500	34	2,318,450.58	1.58
9.501 - 10.000	54	3,328,762.59	2.27
10.001 - 10.500	14	959,108.01	0.65
10.501 - 11.000	62	3,275,821.30	2.24
11.001 - 11.500	16	485,142.14	0.33
11.501 - 12.000	23	1,063,511.24	0.73
12.001 - 12.500	6	146,628.64	0.10
12.501 - 13.000	9	397,787.43	0.27
13.001 - 13.500	3	103,542.37	0.07
13.501 - 14.000	13	329,681.62	0.23
14.001 - 14.500	2	59,343.74	0.04
14.501 - 15.000	1	27,002.63	0.02
15.501 - 16.000	3	74,015.66	0.05
16.001 - 16.500	1	68,752.14	0.05
Total	1,066	$146,516,428.00	100.00%

ORIGINAL TERM (MONTHS)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
36.00 - 36.00	1	$23,362.71	0.02%
48.01 - 60.00	1	43,687.30	0.03
72.01 - 84.00	2	41,220.08	0.03
96.01 - 108.00	1	27,884.18	0.02
108.01 - 120.00	9	511,064.70	0.35
120.01 - 132.00	4	180,452.09	0.12
132.01 - 144.00	4	164,864.39	0.11
144.01 - 156.00	2	111,908.55	0.08
156.01 - 168.00	2	37,080.63	0.03
168.01 - 180.00	159	15,011,204.57	10.25
180.01 - 192.00	7	254,118.63	0.17
192.01 - 204.00	3	131,074.10	0.09
204.01 - 216.00	2	59,393.03	0.04
216.01 - 228.00	2	147,569.63	0.10
228.01 - 240.00	110	6,233,938.08	4.25
240.01 - 252.00	6	267,133.65	0.18
264.01 - 276.00	2	108,671.50	0.07
288.01 - 300.00	10	962,368.77	0.66
300.01 - 312.00	2	158,088.68	0.11
312.01 - 324.00	3	176,486.54	0.12
336.01 - 348.00	1	112,279.46	0.08
348.01 - 360.00	730	121,239,883.84	82.75
> 360.00	3	512,692.89	0.35
Total	1,066	$146,516,428.00	100.00%

SEASONING (MONTHS)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.00 - 12.00	809	$131,861,792.44	90.00%
12.01 - 24.00	44	2,691,645.69	1.84
24.01 - 36.00	26	2,144,557.52	1.46
36.01 - 48.00	16	820,780.49	0.56
48.01 - 60.00	20	941,812.75	0.64
60.01 - 72.00	11	673,351.94	0.46
72.01 - 84.00	16	1,264,252.93	0.86
84.01 - 96.00	15	826,337.60	0.56
96.01 - 108.00	30	1,448,487.68	0.99
108.01 - 120.00	40	2,253,965.82	1.54
120.01 - 132.00	17	771,164.85	0.53
132.01 - 144.00	5	214,657.21	0.15
144.01 - 156.00	3	116,794.86	0.08
156.01 - 168.00	6	230,300.74	0.16
168.01 - 180.00	4	155,314.45	0.11
180.01 - 192.00	1	44,557.70	0.03
192.01 - 204.00	2	14,793.19	0.01
216.01 - 217.00	1	41,860.14	0.03
Total	1,066	$146,516,428.00	100.00%

REMAINING TERM (MONTHS)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12.00 - 12.00	1	$10,275.18	0.01%
12.01 - 24.00	1	23,362.71	0.02
36.01 - 48.00	5	171,403.45	0.12
48.01 - 60.00	3	45,779.73	0.03
60.01 - 72.00	24	1,414,937.34	0.97
72.01 - 84.00	9	303,500.67	0.21
84.01 - 96.00	3	77,507.51	0.05
96.01 - 108.00	10	414,114.93	0.28
108.01 - 120.00	9	431,699.73	0.29
120.01 - 132.00	19	931,651.83	0.64
132.01 - 144.00	9	437,584.62	0.30
144.01 - 156.00	14	1,195,465.53	0.82
156.01 - 168.00	23	1,136,391.44	0.78
168.01 - 180.00	92	11,144,762.92	7.61
180.01 - 192.00	11	462,902.93	0.32
192.01 - 204.00	7	289,821.16	0.20
204.01 - 216.00	10	453,312.58	0.31
216.01 - 228.00	8	372,886.47	0.25
228.01 - 240.00	93	5,558,387.40	3.79
240.01 - 252.00	16	897,098.91	0.61
252.01 - 264.00	15	816,009.29	0.56
264.01 - 276.00	11	670,537.45	0.46
276.01 - 288.00	7	684,905.93	0.47
288.01 - 300.00	8	877,088.70	0.60
300.01 - 312.00	6	368,051.66	0.25
312.01 - 324.00	8	505,557.89	0.35
324.01 - 336.00	10	1,208,968.83	0.83
336.01 - 348.00	21	1,875,863.40	1.28
348.01 - 359.00	613	113,736,597.81	77.63
Total	1,066	$146,516,428.00	100.00%

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
8.75 - 10.00	2	$165,984.32	0.11%
10.01 - 20.00	2	55,876.65	0.04
20.01 - 30.00	10	591,621.66	0.40
30.01 - 40.00	8	973,760.41	0.66
40.01 - 50.00	32	4,385,182.30	2.99
50.01 - 60.00	40	7,500,280.53	5.12
60.01 - 70.00	74	12,996,526.98	8.87
70.01 - 80.00	185	31,728,910.16	21.66
80.01 - 90.00	206	31,907,722.93	21.78
90.01 - 100.00	479	54,671,599.30	37.31
100.01 - 110.00	21	1,088,142.56	0.74
110.01 - 120.00	5	341,809.77	0.23
120.01 - 124.90	2	109,010.43	0.07
Total	1,066	$146,516,428.00	100.00%

CREDIT SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	3	$129,877.56	0.09%
421 - 440	2	108,244.65	0.07
441 - 460	4	250,574.80	0.17
461 - 480	10	600,812.78	0.41
481 - 500	14	897,508.53	0.61
501 - 520	29	2,283,887.20	1.56
521 - 540	35	2,730,843.64	1.86
541 - 560	54	4,859,929.75	3.32
561 - 580	62	6,616,008.55	4.52
581 - 600	97	12,511,765.07	8.54
601 - 620	101	14,012,726.74	9.56
621 - 640	133	20,806,046.13	14.20
641 - 660	150	23,117,543.42	15.78
661 - 680	74	10,635,017.70	7.26
681 - 700	79	12,829,114.35	8.76
701 - 720	73	12,818,047.50	8.75
721 - 740	61	8,708,122.03	5.94
741 - 760	48	6,833,415.51	4.66
761 - 780	24	4,205,547.54	2.87
781 - 798	13	1,561,394.55	1.07
Total	1,066	$146,516,428.00	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	833	$106,196,847.12	72.48%
Two Family	75	15,543,338.47	10.61
PUD	67	11,126,894.48	7.59
Condominium	52	7,442,537.83	5.08
Three Family	14	2,588,755.39	1.77
Four Family	8	1,668,357.33	1.14
Two-Four Family	5	852,929.55	0.58
Condo High-Rise	3	570,005.77	0.39
Manufactured Housing	6	330,150.06	0.23
5+ Units	1	85,053.53	0.06
Townhouse	1	58,956.21	0.04
Mobile Home	1	52,602.26	0.04
Total	1,066	$146,516,428.00	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance	425	$71,377,703.17	48.72%
Purchase	549	60,292,974.37	41.15
Refinance	92	14,845,750.46	10.13
Total	1,066	$146,516,428.00	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	968	$132,919,743.11	90.72%
Investor	94	12,486,389.23	8.52
Second Home	4	1,110,295.66	0.76
Total	1,066	$146,516,428.00	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	577	$77,368,752.76	52.81%
Stated	214	38,299,012.45	26.14
No Documentation	208	21,180,952.70	14.46
Alternative	30	4,679,238.80	3.19
Limited	31	4,508,511.21	3.08
Streamlined	4	381,022.94	0.26
Missing	2	98,937.14	0.07
Total	1,066	$146,516,428.00	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	10	$835,536.49	0.57%
Alaska	7	456,280.75	0.31
Arizona	14	1,267,963.22	0.87
Arkansas	7	422,378.35	0.29
California	197	35,671,308.85	24.35
Colorado	12	1,991,581.46	1.36
Connecticut	12	2,292,377.14	1.56
Delaware	4	539,834.85	0.37
District of Columbia	2	383,768.91	0.26
Florida	95	10,100,447.64	6.89
Georgia	62	3,538,991.23	2.42
Idaho	3	144,523.64	0.10
Illinois	25	4,036,879.25	2.76
Indiana	12	1,306,561.04	0.89
Iowa	2	205,732.98	0.14
Kansas	1	50,668.01	0.03
Kentucky	7	635,442.08	0.43
Louisiana	19	1,608,199.65	1.10
Maryland	13	2,171,749.80	1.48
Massachusetts	5	965,837.25	0.66
Michigan	15	1,105,358.72	0.75
Minnesota	11	1,222,055.19	0.83
Mississippi	5	440,275.29	0.30
Missouri	5	374,405.89	0.26
Montana	3	366,569.58	0.25
Nebraska	7	514,418.19	0.35
Nevada	15	1,118,489.97	0.76
New Hampshire	3	384,188.69	0.26
New Jersey	60	16,055,197.09	10.96
New Mexico	2	156,992.23	0.11
New York	130	26,080,726.21	17.80
North Carolina	20	2,021,679.33	1.38
Ohio	34	4,264,176.08	2.91
Oklahoma	7	526,492.44	0.36
Oregon	7	324,962.66	0.22
Pennsylvania	31	3,191,057.18	2.18

(Continued)

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
(Continued)			
South Carolina	10	1,142,347.93	0.78
Tennessee	21	2,253,367.51	1.54
Texas	116	9,098,227.29	6.21
Utah	9	1,264,894.10	0.86
Vermont	2	167,782.23	0.11
Virginia	25	3,585,086.05	2.45
Washington	16	1,772,162.76	1.21
Wisconsin	3	459,452.80	0.31
Total	1,066	$146,516,428.00	100.00%

C-BASS[SM]
CREDIT-BASED ASSET SERVICING AND SECURITIZATION LLC

$415,746,000 (Approximate)

C-BASS Mortgage Loan
Asset-Backed Certificates, Series 2003-CB6

Financial Asset Securities Corp.
Depositor

Credit-Based Asset Servicing and Securitization LLC
Seller

Litton Loan Servicing LP
Servicer

RBS Greenwich Capital
Lead Underwriter

Residential Funding Corporation **Blaylock Partners, L.P.**
Co-Underwriters

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

C-Bass 2003-CB6 Excess Spread Schedule

Forward LIBOR + 150 bps
Pricing Speed: 34.5 HEP / 42 CPR
Call (Y)

Period	*Date*	*#XSSPREAD*
0	4-Dec-03	
1	25-Dec-03	5.24631%
2	25-Jan-04	3.42303%
3	25-Feb-04	3.46205%
4	25-Mar-04	3.58129%
5	25-Apr-04	3.35824%
6	25-May-04	3.39539%
7	25-Jun-04	3.23556%
8	25-Jul-04	3.23755%
9	25-Aug-04	3.04933%
10	25-Sep-04	2.95733%
11	25-Oct-04	2.95373%
12	25-Nov-04	2.75648%
13	25-Dec-04	2.75021%
14	25-Jan-05	2.53733%
15	25-Feb-05	2.42746%
16	25-Mar-05	2.62889%
17	25-Apr-05	2.21208%
18	25-May-05	2.20935%
19	25-Jun-05	2.00458%
20	25-Jul-05	2.40337%
21	25-Aug-05	2.38756%
22	25-Sep-05	2.31996%
23	25-Oct-05	2.38258%
24	25-Nov-05	2.21131%
25	25-Dec-05	2.26249%
26	25-Jan-06	2.35260%
27	25-Feb-06	2.40572%
28	25-Mar-06	2.72218%
29	25-Apr-06	2.24143%
30	25-May-06	2.33941%
31	25-Jun-06	2.12992%
32	25-Jul-06	2.34366%
33	25-Aug-06	2.24904%
34	25-Sep-06	2.19514%
35	25-Oct-06	2.29353%
36	25-Nov-06	2.13305%
37	25-Dec-06	2.23722%
38	25-Jan-07	1.84595%
39	25-Feb-07	1.70408%

RBS Greenwich Capital

C-Bass 2003-CB6 Excess Spread Schedule

Forward LIBOR + 150 bps
Pricing Speed: 34.5 HEP / 42 CPR
Call (Y)

Period	Date	#XSSPREAD
40	25-Mar-07	2.23904%
41	25-Apr-07	1.75273%
42	25-May-07	1.96917%
43	25-Jun-07	1.80314%
44	25-Jul-07	2.02568%
45	25-Aug-07	1.88673%
46	25-Sep-07	1.89036%
47	25-Oct-07	2.05565%
48	25-Nov-07	1.90716%
49	25-Dec-07	2.07067%
50	25-Jan-08	1.95173%
51	25-Feb-08	1.96045%
52	25-Mar-08	2.26186%
53	25-Apr-08	1.94716%
54	25-May-08	2.09706%
55	25-Jun-08	1.94352%
56	25-Jul-08	2.10204%
57	25-Aug-08	1.95451%
58	25-Sep-08	1.95012%

RBS Greenwich Capital

CBass 2003-CB6 Breakeven Class M1

Balance	$26,147,000.00	Delay	0
Coupon	1.82	Dated	12/4/2003
Settle	12/4/2003	First Payment	12/25/2003

Price

Default	**16.219 CDR**	**14.396 CDR**	**14.46 CDR**	**12.836 CDR**
WAL	7.64	7.96	7.97	8.28
Mod Durn	6.389	6.605	6.211	6.387
Principal Writedown	0.00 (0.00%)	1,526.07 (0.01%)	158.24 (0.00%)	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	81,222,570.99 (18.64%)	82,196,441.03 (18.86%)	75,003,180.86 (17.21%)	75,700,182.69 (17.37%)
Total Collat Liquidation (Collat Maturity)	161,368,667.57 (37.03%)	148,449,305.54 (34.06%)	149,028,419.26 (34.20%)	136,732,585.89 (31.38%)
Shock(bps)				
LIBOR	Forward	Forward	Forward+150 bps	Forward+150 bps
Prepay (1F)	23 HEP	23 HEP	23 HEP	23 HEP
Prepay (1A)	28 CPR	28 CPR	28 CPR	28 CPR
Loss Severity	50%	55%	50%	55%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	6	6	6	6
Delinq	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

CBass 2003-CB6 Breakeven Class M2

Balance	$21,789,000.00	Delay	0
Coupon	2.82	Dated	12/4/2003
Settle	12/4/2003	First Payment	12/25/2003

Price

Default	**10.722 CDR**	**9.614 CDR**	**9.24 CDR**	**8.291 CDR**
WAL	9.24	9.50	9.66	9.90
Mod Durn	7.052	7.192	6.802	6.911
Principal Writedown	1,594.50 (0.01%)	2,113.44 (0.01%)	62.33 (0.00%)	3,641.41 (0.02%)
Total Collat Loss (Collat Maturity)	60,075,871.89 (13.79%)	60,709,826.65 (13.93%)	53,526,989.18 (12.28%)	53,979,436.96 (12.39%)
Total Collat Liquidation (Collat Maturity)	119,332,211.17 (27.38%)	109,623,434.84 (25.15%)	106,336,308.41 (24.40%)	97,482,542.41 (22.37%)
Shock(bps)				
LIBOR	Forward	Forward	Forward+150 bps	Forward+150 bps
Prepay (1F)	23 HEP	23 HEP	23 HEP	23 HEP
Prepay (1A)	28 CPR	28 CPR	28 CPR	28 CPR
Loss Severity	50%	55%	50%	55%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	6	6	6	6
Delinq	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

CBass 2003-CB6 Breakeven Class M3

Balance	$4,140,000.00	Delay	0
Coupon	3.07	Dated	12/4/2003
Settle	12/4/2003	First Payment	12/25/2003

Price

Default	9.816 CDR	8.819 CDR	8.378 CDR	7.531 CDR
WAL	13.42	13.77	14.00	14.30
Mod Durn	8.910	9.048	8.433	8.531
Principal Writedown	3,455.10 (0.08%)	4,928.78 (0.12%)	4,718.54 (0.11%)	3,173.78 (0.08%)
Total Collat Loss (Collat Maturity)	56,099,210.36 (12.87%)	56,688,753.04 (13.01%)	49,488,705.15 (11.36%)	49,899,001.70 (11.45%)
Total Collat Liquidation (Collat Maturity)	111,428,754.50 (25.57%)	102,358,819.63 (23.49%)	98,310,163.31 (22.56%)	90,110,397.30 (20.68%)
Shock(bps)				
LIBOR	Forward	Forward	Forward+150 bps	Forward+150 bps
Prepay (1F)	23 HEP	23 HEP	23 HEP	23 HEP
Prepay (1A)	28 CPR	28 CPR	28 CPR	28 CPR
Loss Severity	50%	55%	50%	55%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	6	6	6	6
Delinq	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

CBass 2003-CB6 Breakeven Class M4

Balance	$5,447,000.00	Delay	0
Coupon	3.72	Dated	12/4/2003
Settle	12/4/2003	First Payment	12/25/2003

Price

Default	8.702 CDR	7.835 CDR	7.32 CDR	6.599 CDR
WAL	13.17	13.47	13.73	13.99
Mod Durn	8.537	8.647	8.107	8.188
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	562.54 (0.01%)
Total Collat Loss (Collat Maturity)	50,986,212.81 (11.70%)	51,507,378.79 (11.82%)	44,309,516.00 (10.17%)	44,693,526.15 (10.26%)
Total Collat Liquidation (Collat Maturity)	101,267,668.81 (23.24%)	92,998,663.11 (21.34%)	88,017,225.80 (20.20%)	80,706,308.30 (18.52%)
Shock(bps)				
LIBOR	Forward	Forward	Forward+150 bps	Forward+150 bps
Prepay (1F)	23 HEP	23 HEP	23 HEP	23 HEP
Prepay (1A)	28 CPR	28 CPR	28 CPR	28 CPR
Loss Severity	50%	55%	50%	55%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	6	6	6	6
Delinq	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

RBS Greenwich Capital

CBass 2003-CB6 Breakeven Class M5

Balance	$4,575,000.00	Delay	0
Coupon	4.37	Dated	12/4/2003
Settle	12/4/2003	First Payment	12/25/2003

Price

Default	7.86 CDR	7.096 CDR	6.524 CDR	5.892 CDR
WAL	13.93	14.21	14.50	14.74
Mod Durn	8.552	8.644	8.222	8.291
Principal Writedown	1,497.92 (0.03%)	1,116.39 (0.02%)	1,115.28 (0.02%)	2,140.97 (0.05%)
Total Collat Loss (Collat Maturity)	46,947,274.89 (10.77%)	47,458,609.10 (10.89%)	40,240,577.48 (9.23%)	40,587,990.56 (9.31%)
Total Collat Liquidation (Collat Maturity)	93,241,723.37 (21.40%)	85,685,124.59 (19.66%)	79,931,398.28 (18.34%)	73,289,898.34 (16.82%)
Shock(bps)				
LIBOR	Forward	Forward	Forward+150 bps	Forward+150 bps
Prepay (1F)	23 HEP	23 HEP	23 HEP	23 HEP
Prepay (1A)	28 CPR	28 CPR	28 CPR	28 CPR
Loss Severity	50%	55%	50%	55%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	6	6	6	6
Delinq	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)